Exhibit 99.10

The Honourable Peter Bethlenfalvy MINISTER OF FINANCE Building Ontario for You 2024 ONTARIO ECONOMIC OUTLOOK AND FISCAL REVIEW Background Papers

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Ce document est disponible en français sous le titre :

Perspectives économiques et revue financière de l’Ontario 2024 : Bâtir l’Ontario pour vous – Documents d’information

Minister’s Foreword

Delivering on Our Plan to Build Ontario

Ontario has a plan that is working. Despite challenging economic times, our government has held true to a plan that focuses on the fundamentals that matter most to Ontario families.

Creating better jobs with bigger paycheques.

Building highways, transit and other infrastructure.

Working for workers.

Keeping costs down.

And delivering better services for you.

We’ve done all of this as part of our fiscally responsible plan to balance the budget and restore Ontario’s credit ratings. Thanks to the success of this plan, today, our government is in a position to do more, build more, and give more back to the people of our province.

And we need to, because we are facing enormous challenges — from historic population growth to rising geopolitical and economic uncertainties.

A Historic Turnaround

Getting to this point was not automatic nor guaranteed. Ontario has come a long way.

When our government took office in 2018, high taxes, government fees and soaring energy costs drove jobs and investment out of the province, making life far too expensive for working families. Manufacturing had been on the decline, hollowing out one of the engines of Ontario’s economy, and leading to the loss of 300,000 jobs. Ontario’s infrastructure was deteriorating and failing to meet the needs of people and businesses. And, our debt was climbing, with interest payments squeezing out other priorities.

Over the last six years, despite significant global challenges, a pandemic, and economic headwinds, our plan to build Ontario has been turning things around. We’re rebuilding Ontario’s economy.

We’ve reduced the cost of doing business in Ontario by nearly $8 billion this year, as well as cutting costly red tape, benefiting businesses, families and the broader economy.

We’re fighting the job-killing carbon tax and proposing to extend the temporary cuts to the gas tax while reducing government fees and energy rates for families and businesses.

Minister’s Foreword

We’re investing in infrastructure with the most ambitious plan in Ontario’s history, to deliver the highways, transit, hospitals, high-speed internet, housing-enabling infrastructure, and schools our growing province needs.

We’re building energy infrastructure, including the largest expansion of nuclear power plants in North America, to help keep energy reliable and affordable for decades to come, and to create new opportunities to export Ontario-made energy across the continent.

And we’re bringing back sound fiscal management to Ontario, restoring our provincial credit rating and increasing revenues by growing our economy — without raising taxes on hard-working families.

The result is clear: Ontario is growing rapidly, creating over 860,000 new jobs since 2018 and attracting tens of billions of dollars in new investments.

But we aren’t there yet. We still have a job to do. And we need the resolve and ambition to get it done.

That’s why we need to double down on our plan to invest in growth and infrastructure and improve services, while keeping costs down for families and businesses.

Creating Jobs

The core of our economic recovery is the creation of better jobs and bigger paycheques. With more people moving to Ontario than ever before, we need our economy to keep up — and the resources and energy to fuel it. And we are up against international competitors who are trying just as hard as we are to push investments and jobs to their jurisdictions instead of ours.

While under the previous governments, Ontario lost more than 300,000 manufacturing jobs; today, we are seeing manufacturing jobs and investment finally coming back to Ontario.

Today, Ontario is a world leader in attracting electric vehicle (EV) and EV battery manufacturing investments, with more than $44 billion over the past four years — second only to Michigan in North America.

This includes $15 billion from Honda announced earlier this year, to create four new manufacturing plants in Ontario. That’s in addition to historic investments from Stellantis in Windsor, Volkswagen in St. Thomas, and Goodyear in Napanee.

In Sault Ste. Marie, Ontario workers will soon be producing clean, low-emissions steel to supply manufacturers such as to these new auto plants.

Minister’s Foreword

And to complete the province’s homemade EV supply chain, we are the first government to meaningfully advance work to build an all-season road to the Ring of Fire. This will unlock the prosperity and economic potential of critical minerals in Ontario’s North in partnership with First Nations and Northern communities.

Ontario must compete and win in other parts of the economy too.

Since its launch in 2020, Invest Ontario has helped attract $4.1 billion in investments, which are expected to create 4,012 jobs in areas such as advanced manufacturing, life sciences and technology. To build on this success, we’re allocating an additional $100 million for the Invest Ontario Fund, bringing the total size of the fund to $700 million.

Ontario’s life sciences sector is booming, with global leaders like Moderna, Roche and AstraZeneca investing in Ontario. The first phase of our government’s life sciences strategy has helped attract total investments reaching $5 billion and create 5,000 jobs in the life sciences sector.

We are investing a total of $146 million to create new opportunities in health technology, medicine and vaccine manufacturing.

Ontario’s rapid growth and the electrification of the economy — from EV adoption to the use of artificial intelligence — is going to increase the province’s demand for electricity far beyond what we can currently produce.

Unlike previous governments, we won’t be caught off guard.

That is why we are responding with the most ambitious energy plan in Ontario’s history — one that will provide an abundant supply of reliable and affordable electricity for generations.

Nuclear energy is at the core of this plan. We are refurbishing the Darlington and Bruce Nuclear Generating Stations, on time and on budget, as we work to secure more power for Ontario’s growing economy.

We’re building a diversified and reliable power grid that Ontarians can count on, including investing in small modular reactors, maintaining a role for natural gas and refurbishing hydroelectric stations, such as the Sir Adam Beck Complex at Niagara Falls.

With over 860,000 jobs added since 2018, our government’s plan to rebuild the economy is working. But in an uncertain global environment, it’s more important than ever to stick to this plan so we can keep building Ontario.

v

Minister’s Foreword

Building Highways, Transit and Other Infrastructure

One of the biggest drags on Ontario’s economy is gridlock on our roads. There is no less productive time in a person’s week than the time they spend sitting in traffic.

That is why we are investing more than $191 billion over 10 years in the largest infrastructure plan in our province’s history.

This includes more than $27.8 billion to build and repair roads and highways and $68.2 billion to build and improve public transit, so we can get people across Ontario out of gridlock and get them where they need to go.

Ontario continues to move ahead with building Highway 413, with plans to have shovels in the ground for early works next year. Construction on Highway 413 will support up to 3,500 jobs and contribute $350 million to Ontario’s economy each year, and save drivers travelling from Halton Region through Peel and Caledon to York Region up to 30 minutes each way during rush hour.

Likewise, we have begun work on the Bradford Bypass, which will save daily commuters in York Region and Simcoe County hours each week, contribute $286 million to our economy and directly support up to 2,200 jobs each year of construction.

In Windsor and Ottawa, we are supporting the advancement of new highway interchanges to ease traffic congestion and get people moving.

In Durham Region, we are working to expand and widen Highway 401, helping fight gridlock and increase the capacity of this critical trade corridor for drivers in the Greater Toronto Area (GTA) and across Ontario.

We will expand Highway 7 from two to four lanes from west of Reesor Road in Markham, east to Brock Road in Pickering, to support the development of the City of Pickering’s Innovation Corridor.

We’re also moving ahead with highways in Northern Ontario to improve access and mobility throughout the region. Meanwhile, 12 years after its cancellation, our government is bringing back the Northlander to help connect communities from Timmins to Temagami all the way down to Toronto.

And in Toronto, we are making progress across the entire Ontario Line, which will bring nearly 230,000 people within walking distance of fast and convenient public transit.

Minister’s Foreword

This is a good start, but we know there is so much more to do. That’s why we are also investing in major transit projects throughout the GTA, including the Eglinton Crosstown West Extension, the Finch West Light Rail Transit (LRT), the Yonge North Subway Extension, the Scarborough Subway Extension, and the Hazel McCallion LRT, which will run through Mississauga and extend to downtown Brampton.

That is also why we are exploring bold new ideas like a tunnel expressway under the 401. Because when it comes to fighting gridlock, we are not going to leave any options off the table.

This government also knows that it cannot accomplish its goals alone. This is why we are working with economic centres like Toronto and Ottawa, as well as smaller communities across the province, to ensure they have the funding they need to build infrastructure in their communities.

That includes investing billions in municipal housing-enabling infrastructure, to help build more homes and keep the dream of homeownership alive.

And over the next two years, we’re increasing the Ontario Municipal Partnership Fund by $100 million, to help predominantly small, rural and Northern municipalities meet the needs of their growing communities.

Ontario’s plan to build is ambitious and necessary. By continuing to invest prudently and responsibly, we are laying the groundwork for economic growth and thriving communities throughout the province.

Keeping Costs Down

While Ontario’s economy is growing, many people are still having a hard time making ends meet.

Ontario did not create Canada’s inflation crisis and high interest rates, but it was Ontario families and small businesses who were forced to grapple with the consequences. Even today, as inflation and interest rates have started to fall, the long-term impact of those skyrocketing costs continues to hit many families hard.

Making matters worse, the federal government continues to punish hard-working families with the high cost of a carbon tax.

While other governments continue to shirk their responsibility to provide relief, and raise taxes instead, our government is choosing to lead.

Inflation and our growing economy have brought in unexpected tax revenues. Even after reducing the deficit and making the investments we need to support our growing province, the government has been able to put some of this money into the pockets of the people of Ontario.

Minister’s Foreword

That’s why, as we continue to fight the federal carbon tax, we’re proposing to extend the temporary gas and fuel tax cuts to June 30, 2025, saving the average household $380 since July 1, 2022.

But we know that more needs to be done, particularly since the federal government plans to increase its job-killing carbon tax again next year.

That’s why, in early 2025, our government is proposing to provide a taxpayer rebate of $200 to eligible Ontario taxpayers, as well as for each of their children. Based on this proposal, a family of five would receive $1,000, helping them to manage high expenses.

These are your hard-earned taxpayer dollars and another example of this government putting money back into your pocket. In fact, through this action and others like it, we’re saving individuals and families nearly $12 billion this year alone.

This includes continuing to help drivers and commuters save money by cutting costly fees and fares. Through One Fare, we’re saving the daily transit user an average of $1,600 each year by eliminating double fares on participating transit systems throughout the Greater Golden Horseshoe.

And by eliminating the licence plate sticker fee, we have saved the average household $600 to date. We are also freezing fees for knowledge tests and road tests for drivers and banning any new tolls on provincial highways.

Finally, we’re continuing to support students and their families by maintaining the tuition freeze at publicly funded colleges and universities. This freeze continues to save an estimated $1,600 per year for students who attend a university and $350 per year for students who attend a public college.

Delivering Better Services for You

Even as we hold the line against new taxes or fees for Ontario families, our work to rebuild Ontario’s economy has helped increase provincial revenues by almost $59 billion compared to 2018.

As a result, our government has been able to significantly increase investments in government services like health care and education that Ontario families rely on every day.

Minister’s Foreword

Even as we invest $50 billion in more than 50 new and upgraded hospitals provincewide, we’re also investing in the doctors and nurses necessary to staff these facilities. We are building on the success of the Learn and Stay Grant, which provides full, upfront tuition and related funding for students in nursing, paramedicine or medical lab technology programs, provided they stay and work in underserved communities after graduation. We’re expanding this program to include medical school students who commit to work as family doctors in a community practice anywhere in the province.

This funding will help even more students enter in-demand careers that help ensure our health care system can meet the needs of Ontario communities. This will help us achieve our government’s ambitious goal to connect everyone in Ontario to a family doctor or other primary health care provider within five years. We’ve enlisted one of Canada’s leading experts, Dr. Jane Philpott, to get us across the finish line.

Our government’s investment to expand the Learn and Stay Grant to include future family doctors builds on the ongoing work we are doing to expand the number of health care staff in Ontario, including new medical schools at Toronto Metropolitan University and York University and the ongoing expansion of medical seats at six other medical schools across the province.

As we strengthen our health care system, our government is also looking to strengthen and support families in our communities. We recognize the unique challenges many people in Ontario face when it comes to starting a family, including barriers such as cost and location.

We believe strong families help build strong communities, which is why we are investing $150 million over the next two years to reduce the cost barriers and help more families seeking fertility treatments, so people across the province can achieve their dream of becoming parents. In 2025, we will introduce additional support to families who are seeking fertility treatment, through a new tax credit, which would cover up to 25 per cent of eligible fertility treatment expenses for Ontario residents.

These same families deserve to live in safe communities.

This is why our government announced earlier this year we’re investing $134 million to purchase new police helicopters to support patrols and improve response times.

And we continue to call on the federal government to take immediate action to further strengthen Canada’s bail system to reduce violent crime in local communities.

The government is also making sure children have healthy learning environments. That’s why we are investing $23 billion, including $16 billion in capital grants over the next 10 years, to build and upgrade the schools that make up our world-class education system.

Minister’s Foreword

Working for Workers

None of Ontario’s growth would be possible without our world-class workers.

Since taking office, we’ve invested $1.4 billion through our Skills Development Fund to help train workers for good-paying jobs in in-demand sectors such as manufacturing, construction and health care. In addition, our Skills Development Fund Capital Stream is helping fund training centres from Thunder Bay to Vaughan to Ottawa.

We’re creating new opportunities for workers by attracting jobs and investment, and putting them first through our Working for Workers legislation.

We’re also ensuring the next generation of workers is prepared to succeed, with practical, hands-on learning in our schools, colleges and universities, to ensure students have the skills they need to find good-paying jobs that meet the needs of the economy.

And we’re helping workers save for retirement too, by establishing a permanent regulatory framework for target benefits. The framework enhances the sustainability of these workplace pension plans, which supports a secure stream of income for workers and paves the way for more employers to offer them.

As Ontario grows, our government remains laser-focused on ensuring that Ontario workers can enjoy the benefits of that growth, with better jobs and bigger paycheques in communities across the province.

x

Minister’s Foreword

Balancing the Budget

The reason Ontario can make the investments we need, while keeping taxes and fees low, is because of the prudent and responsible management of the province’s finances.

Ontario’s finances are in better shape today than they have been in decades. Earlier this year, Ontario received a credit rating upgrade, reversing a trend of downgrades under the previous government.

We are committed to balancing the budget, with a projected surplus of $0.9 billion by 2026-27. This is an improvement compared to the 2024 Budget outlook.

Ontario is proving that a clear plan, coupled with competent and responsible fiscal management, gets rewarded — benefiting taxpayers today and tomorrow with lower debt and interest costs.

The people of Ontario expect their government to invest and manage their hard-earned tax dollars responsibly. They know that the wasteful spending and underinvestment of previous governments only resulted in higher taxes, service cuts and infrastructure deficits.

Our government’s 2024 Ontario Economic Outlook and Fiscal Review supports investments across the province, while keeping costs down, to make Ontario the best place to live, work and raise a family.

Original signed by

The Honourable Peter Bethlenfalvy

Ontario’s Minister of Finance

Minister’s Foreword

Contents

Contents

Minister’s Foreword

Delivering on Our Plan to Build Ontario	iii

A Historic Turnaround	iii

Creating Jobs	iv

Building Highways, Transit and Other Infrastructure	vi

Keeping Costs Down	vii

Delivering Better Services for You	viii

Working for Workers	x

Balancing the Budget	xi

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief	3

Ontario’s Economic Outlook	4

Revisions to the Outlook Since the 2024 Budget	4

A Strong Foundation for the Next Generation	6

Ontario’s Fiscal Plan	8

Revenue Outlook Over the Medium Term	9

Program Expense Outlook Over the Medium Term	9

Interest on Debt Outlook Over the Medium Term	9

Other Fiscal Planning Assumptions	10

Economic and Fiscal Outlook Scenarios	11

Borrowing and Debt Management	13

A Capital Plan to Build a Better Ontario	16

Contents

Chapter 1: Building Ontario for You

Section A: Building Ontario

Rebuilding Ontario’s Economy	25

Bringing Good Manufacturing Jobs Back to Ontario	26

Powering Ontario’s Economy	38

Unlocking Ontario’s Resources Sustainably	43

Advancing Home-Grown Research and Innovation	49

Making Ontario Open for Business	51

Building Infrastructure, Highways and Transit in Your Communities	56

Getting Shovels in the Ground	56

Helping Municipalities and Communities Build Ontario	57

Funding Infrastructure to Build More Homes	61

Building Roads and Highways to Fight Gridlock	64

Building Transit	73

Section B: Working for You

Keeping Costs Down	79

Putting Money Back in Your Pocket	79

Helping to Increase Housing Supply and Affordability	85

Better Services for You	87

Making Health Care More Connected and Convenient	87

Supporting Individuals with Developmental Disabilities	92

Building on the Success of Seniors Active Living Centres	92

Building and Expanding Hospitals	93

Building Long-Term Care Homes	94

Building an Education System That Delivers for Kids	96

Putting Beer, Wine, Cider and Coolers in Convenience Stores, Grocery Stores and Big-Box Stores	100

Protecting You and Your Family	103

Providing More Choice and Better Access to Automobile Insurance Benefits	105

Protecting Ontario Consumers	106

Working for Workers	108

Supporting Skills Development and Training	108

Giving Workers More Retirement Savings Options	112

Contents

Chapter 2: Economic Performance and Outlook

Introduction	115

Revisions to the Outlook Since the 2024 Budget	116

Recent Economic Performance	117

Ontario Labour Market	118

Consumer Price Inflation	120

Economic Outlook	122

Global Economic Environment	125

Financial Markets and Other External Factors	128

Details of Ontario’s Economic Outlook	130

Employment	131

Compensation and Household Spending	132

Consumer Price Inflation	133

Housing Market	134

Housing Supply Progress	135

Risks to the Outlook	136

Economic Outlook Scenarios	137

Chapter 3: Ontario’s Fiscal Plan and Outlook

Introduction	141

Key Changes in 2024–25 Since the 2024 Budget	142

Revenue Update	143

Expense Update	145

Prudence in 2024–25	146

Medium-Term Fiscal Plan	147

Medium-Term Revenue Outlook	148

Economic and Fiscal Outlook Scenarios	150

Medium-Term Expense Outlook	152

Prudence Built Into the Medium-Term Outlook	155

Leadership in the Federation and Standing Up for the People of Ontario	156

Transparency and Risks	158

Agency Oversight	159

Summary of Significant Accounting Policies	159

Details of Ontario’s Finances	160

Contents

Chapter 4: Borrowing and Debt Management

Introduction	173

Borrowing Program	174

Sustainable Bond Program	178

Cost of Debt	180

Term of Debt	183

Ensuring Adequate Liquidity Levels	184

Progress on the Debt Burden Reduction Strategy	185

Annex: Details of Tax Measures and Other Legislative Initiatives

Overview	191

Extending and Enhancing the Time-Limited Tax Relief for the Electricity Distribution Sector	191

Continuing to Extend the Temporary Gasoline Tax and Fuel Tax Rate Cuts	192

Providing a Taxpayer Rebate	192

Responding to the Federal Alternative Minimum Tax Increases	193

Concluding the Tax Review	193

Summary of Measures	194

Technical Amendments	195

Other Legislative Initiatives	196

Consultations on Building Ontario for You	197

Contents

List of Tables

Ontario’s Economic and Fiscal Outlook in Brief

Summary of Ontario’s Economic Outlook		4

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions:
2024 Budget Compared to the 2024 Ontario Economic Outlook and Fiscal Review		5

Ontario’s Medium-Term Fiscal Plan — Details		8

Ontario Real GDP Growth Scenarios		11

Ontario Nominal GDP Growth Scenarios		11

2024–25 Borrowing Program and Medium-Term Outlook		13

Infrastructure Expenditures		21

Chapter 1: Building Ontario for You

Table 1.1	Recently Completed Highway Projects	72

Table 1.2	Building and Expanding Hospitals	93

Table 1.3	School Projects Opening for the 2024–25 School Year	97

Table 1.4	Continuing to Get Shovels in the Ground to Build More Schools	98

Table 1.5	LCBO Net Income Forecasts	101

Chapter 2: Economic Performance and Outlook

Table 2.1	Summary of Ontario’s Economic Outlook	115

Table 2.2	Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions:
	2024 Budget Compared to the 2024 Ontario Economic Outlook and Fiscal Review	116

Table 2.3	Private-Sector Forecasts for Ontario Real GDP Growth	122

Table 2.4	Private-Sector Forecasts for Ontario Nominal GDP Growth	123

Table 2.5	External Factors	129

Table 2.6	Ontario’s Economic Outlook	130

Table 2.7	Impact of Sustained Changes in Key External Factors on Real GDP Growth	136

Table 2.8	Ontario Real GDP Growth Scenarios	137

Table 2.9	Ontario Nominal GDP Growth Scenarios	137

Contents

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.1	Fiscal Summary	141

Table 3.2	2024–25 In-Year Fiscal Performance	142

Table 3.3	Key Changes to 2024–25 Revenue Projections	143

Table 3.4	Key Changes to 2024–25 Total Expense Projections	145

Table 3.5	Summary of Medium-Term Revenue Outlook	148

Table 3.6	Ontario’s Taxation Revenue Scenarios	150

Table 3.7	Summary of Medium-Term Expense Outlook	152

Table 3.8	Total Revenue	160

Table 3.9	Total Expense	162

Table 3.10	Infrastructure Expenditures	167

Table 3.11	10-Year Review of Selected Financial and Economic Statistics	168

Chapter 4: Borrowing and Debt Management

Table 4.1	2024–25 Borrowing Program and Medium-Term Outlook	174

Table 4.2	Progress on Relevant Debt Sustainability Measures	185

Annex: Details of Tax Measures and Other Legislative Initiatives

Table A.1	Summary of Measures	194

Contents

List of Charts

Ontario’s Economic and Fiscal Outlook in Brief

Ontario Net Debt-to-Revenue Ratio		7

Ontario Interest on Debt-to-Revenue Ratio		10

Ontario Fiscal Outlook Scenarios		12

Ontario Net Debt-to-GDP Ratio		14

Borrowing Outlook Scenarios for Long-Term Borrowing		15

Chapter 1:	Building Ontario for You

Chart 1.1	Top Five U.S. Destinations for Ontario Exports in 2023	37

Chart 1.2	Supporting Ontario Businesses	52

Chart 1.3	Highway 413 Project Route	65

Chart 1.4	Bradford Bypass Project Route	66

Chart 1.5	Highway Projects Underway in Southwestern Ontario	69

Chart 1.6	Building Transit in the Greater Golden Horseshoe	74

Chart 1.7	One Fare Program	81

Chart 1.8	Select Measures That Provide Relief to Families and Individuals	84

Chart 1.9	Illustration of Potential Ontario Fertility Treatment Tax Credit	91

Chart 1.10	Ontario Alcohol Market Share by Volume in Litres	101

Chapter 2:	Economic Performance and Outlook

Chart 2.1	Ontario Real GDP Growth Outpaces Canada	117

Chart 2.2	Ontario Unemployment Rate	118

Chart 2.3	Ontario Population and Employment Growth	119

Chart 2.4	Ontario Consumer Price Inflation Moderates	121

Chart 2.5	Ontario Nominal GDP Growth Projected to Strengthen	124

Chart 2.6	Global Real GDP Growth Projections	125

Chart 2.7	Policy Interest Rates, Selected Economies	126

Chart 2.8	Share of Ontario Merchandise Exports by Destination	127

Chart 2.9	Bank of Canada Has Begun Easing Policy Interest Rate	128

Chart 2.10	Ontario Employment Growth Projected to Continue	131

Chart 2.11	Compensation and Household Spending Growth to Continue	132

Contents

Chart 2.12	Inflation Projected to Ease	133

Chart 2.13	Housing Market Projected to Rebound in 2025 and Beyond	134

Chart 2.14	Range of Ontario GDP Scenario Forecasts	138

Chapter 3:	Ontario’s Fiscal Plan and Outlook

Chart 3.1	Current Surplus/(Deficit) Outlook Compared to the 2024 Budget	147

Chart 3.2	Ontario Fiscal Outlook Scenarios	151

Chart 3.3	Composition of Revenue, 2024–25	166

Chart 3.4	Composition of Expense, 2024–25	166

Chapter 4:	Borrowing and Debt Management

Chart 4.1	Borrowing Outlook Scenarios for Long-Term Borrowing	175

Chart 4.2	2024–25 Borrowing	176

Chart 4.3	Domestic and International Borrowing	177

Chart 4.4	Green Bond Allocation by Framework Category	178

Chart 4.5	Ontario’s Green Bond Issues	179

Chart 4.6	Effective Interest Rate (Weighted Average) on Total Debt	180

Chart 4.7	Average Annual Ontario Borrowing Rate Forecast	181

Chart 4.8	Interest on Debt Expense Lower than 2024 Budget Forecast	182

Chart 4.9	Weighted-Average Term of Borrowings	183

Chart 4.10	Average Unrestricted Liquid Reserve Levels	184

Chart 4.11	Net Debt-to-GDP	186

Chart 4.12	Net Debt-to-Revenue	187

Chart 4.13	Interest on Debt-to-Revenue	188

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s economy continued to grow in the first half of 2024, despite the challenges of high interest rates and geopolitical uncertainty. While inflation has moderated and the Bank of Canada has begun lowering its policy interest rates, these rates nevertheless remain at elevated levels, and are projected to weigh down economic growth in the near term. Ontario’s economic growth is forecast to pick up in 2025 and 2026 as interest rates continue to ease.

Ontario’s increasing population is both contributing to its economic growth and putting additional strain on public programs and services. Nevertheless, the government is continuing to invest in key public services without raising taxes or fees and aiming to keep costs down for people and businesses.

The government’s plan retains a path to balance the budget, even with uncertain global economic conditions and other headwinds beyond the government’s control, including the federal carbon tax. The 2024 Ontario Economic Outlook and Fiscal Review continues to take a fiscally responsible and targeted approach by investing in the economy and infrastructure, keeping costs down, and providing immediate relief to individuals and families. This balanced approach has resulted in meaningful fiscal improvement since the 2024 Budget, allowing the government to keep taxes low, make additional investments and reduce the debt burden for future generations.

The government is projecting deficits of $6.6 billion in 2024–25 and $1.5 billion in 2025–26, followed by a surplus of $0.9 billion in 2026–27. This reflects stronger revenue and economic growth projections and includes additional contingencies to mitigate near-term risks in 2024–25.

The net debt-to-GDP ratio is projected to be 37.8 per cent in 2024–25, compared with the forecast of 39.2 per cent projected in the 2024 Budget. This ratio fell to a 12-year low last year, and Ontario’s plan keeps it below levels seen since 2011–12. Further illustrating Ontario’s commitment to responsible fiscal management, the interest on debt-to-revenue ratio for 2024–25 is forecast to be 6.0 per cent and would be the second lowest since the 1980s, trailing only last year’s 5.5 per cent.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic Outlook

Ontario’s real gross domestic product (GDP) growth is projected to ease from 1.4 per cent in 2023 to 0.9 per cent in 2024. As interest rates continue to decline, real GDP growth is projected to strengthen to 1.7 per cent in 2025 and 2.3 per cent in both 2026 and 2027. Since the 2024 Budget, real GDP growth forecasts have been revised upwards for 2024, as well as for 2026 and 2027, and have been revised lower for 2025. For the purposes of prudent fiscal planning, these projections are set slightly below the average of private-sector forecasts.

Summary of Ontario’s Economic Outlook

(Per Cent)

	2023	2024p	2025p	2026p	2027p

Real GDP Growth	1.4	0.9	1.7	2.3	2.3

Nominal GDP Growth	4.3	3.8	3.9	4.4	4.4

Employment Growth	2.4	1.4	1.5	1.4	1.2

CPI Inflation	3.8	2.5	2.1	2.0	2.0
p = Ontario Ministry of Finance planning projection based on external sources as of September 19, 2024. Sources: Statistics Canada and Ontario Ministry of Finance.

Revisions to the Outlook Since the 2024 Budget

The outlook over the 2024 to 2027 period has been revised compared to the projections in the 2024 Budget. Key changes since the 2024 Budget include:

•	Stronger growth in real GDP in 2024 followed by modestly weaker growth in 2025 and slightly stronger growth in both 2026 and 2027;

•	Faster growth in nominal GDP in 2024 and in both 2026 and 2027;

•	More robust employment growth in 2024, followed by softer gains in both 2025 and 2027; and

•	Upward revisions to nominal household consumption — all years.

Ontario’s Economic and Fiscal Outlook in Brief

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2024 Budget Compared to the 2024 Ontario Economic Outlook and Fiscal Review (FES)

(Per Cent Change)

	2024p		2025p		2026p		2027p

	2024 Budget	2024 FES	2024 Budget	2024 FES	2024 Budget	2024 FES	2024 Budget	2024 FES

Real Gross Domestic Product	0.3	0.9	1.9	1.7	2.2	2.3	2.2	2.3

Nominal Gross Domestic Product	2.7	3.8	3.9	3.9	4.3	4.4	4.1	4.4

Compensation of Employees	4.3	5.5	4.4	4.8	4.1	4.4	4.1	4.1

Net Operating Surplus — Corporations	(4.7)	(6.2)	3.5	4.5	7.9	4.5	6.0	5.6

Nominal Household Consumption	3.5	5.0	4.1	4.2	4.3	4.5	4.2	4.3

Other Economic Indicators

Employment	0.8	1.4	1.7	1.5	1.4	1.4	1.4	1.2

Job Creation (000s)	63	111	136	120	114	114	115	99

Unemployment Rate (Per Cent)	6.7	6.9	6.6	6.9	6.4	6.3	6.2	6.0

Consumer Price Index	2.6	2.5	2.0	2.1	2.0	2.0	2.0	2.0

Housing Starts (000s)[1]	87.9	81.3	92.3	86.5	94.4	93.2	95.8	95.3

Home Resales	4.0	2.0	16.0	13.4	1.2	5.5	1.2	1.2

Home Resale Prices	(0.2)	0.3	3.1	4.7	4.0	4.0	4.0	4.0

Key External Variables

U.S. Real Gross Domestic Product	2.1	2.7	1.7	2.0	2.1	2.1	1.9	2.0

WTI Crude Oil ($US per Barrel)	79	77	78	76	77	78	78	78

Canadian Dollar (Cents US)	74.6	73.3	77.6	74.4	78.2	75.2	77.0	75.9

Three-Month Treasury Bill Rate (Per Cent)[2]	4.4	4.5	3.0	3.0	2.6	2.6	2.6	2.6

10-Year Government Bond Rate (Per Cent)[2]	3.2	3.3	3.1	3.1	3.3	3.2	3.5	3.4

p = Ontario Ministry of Finance planning projection based on external sources as of September 19, 2024.

1  Housing starts projection based on private-sector average as of September 19, 2024.

2  Government of Canada interest rates.

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (October 2024); U.S. Energy Information Administration; and Ontario Ministry of Finance.

Ontario’s Economic and Fiscal Outlook in Brief

A Strong Foundation for the Next Generation

The government is providing the people of Ontario with a clear view into the province’s finances, outlining its strategy to build a strong and resilient province now and into the future.

The government’s plan is consistent with the Fiscal Sustainability, Transparency and Accountability Act, 2019 and its governing principles that guide Ontario’s fiscal policy.

•

Transparent: The government continues to be transparent through the release of regular fiscal updates. For the seventh year in a row, the Auditor General of Ontario has provided a clean audit opinion on the government’s consolidated financial statements.

•

Responsible: The government has developed a measured and responsible approach to managing Ontario’s finances, while investing in key public services and capital projects that will help improve economic productivity and create jobs.

•

Flexible: The government’s plan has built in appropriate levels of prudence in the form of contingency funds and a reserve to ensure the necessary fiscal flexibility to respond to changing circumstances.

•

Equitable: The government’s plan strengthens and invests in critical public services, such as health care and education, for the people of today and ensures they are maintained for the benefit of future generations.

•	Sustainable: The government will continue to respond to ongoing economic uncertainty while ensuring the long-term sustainability of Ontario’s finances and debt burden.

The Public Accounts of Ontario 2023–2024 reported a $0.6 billion deficit for Ontario; an improvement over the $3.0 billion deficit projected in the 2024 Budget. The government remains focused on its efforts to eliminate Ontario’s structural deficit and bring Ontario’s finances back to balance.

Over the past few years, higher economic growth and prudent expenditure management have strengthened Ontario’s fiscal position. In addition to strong performance in Ontario’s net debt-to-GDP and interest on debt-to-revenue ratios, program expenses as a share of GDP have fallen significantly from their pandemic peak. Net debt-to-revenue has been declining since 2020–21 and the forecast for this fiscal year would be the lowest since 2010–11 except for the last fiscal year.

Reflecting these improvements, Morningstar DBRS upgraded the province’s credit rating to AA from AA (low) on June 6, 2024. This was the province’s first upgrade since 2006. This reverses the trend of credit downgrades and shows that Ontario’s prudent and responsible fiscal plan is working. This will help lower the province’s borrowing costs and support more investment in Ontario, creating more jobs, and financing the province’s historic infrastructure plan. Moody’s and S&P Global ratings both have a positive outlook on their credit rating for Ontario.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Fiscal Plan

In 2024–25, the government is projecting a deficit of $6.6 billion. Over the medium term, the government is forecasting a deficit of $1.5 billion in 2025–26 and a surplus of $0.9 billion in 2026–27.

Ontario’s Medium-Term Fiscal Plan — Details[1] ($ Billions)

	Actual	Current Outlook	Medium-Term Outlook

	2023–24	2024–25	2025–26	2026–27

Revenue

Personal Income Tax	50.8	54.8	57.2	60.9

Sales Tax	39.9	40.0	41.0	43.4

Corporations Tax	23.1	27.9	27.6	28.8

Ontario Health Premium	5.0	5.1	5.3	5.6

Education Property Tax	5.8	5.8	5.8	5.9

All Other Taxes	17.3	18.1	20.2	21.2

Total Taxation Revenue	141.9	151.7	157.2	165.6

Government of Canada	34.3	36.3	37.6	38.7

Income from Government Business Enterprises	7.4	6.7	7.5	7.5

Other Non-Tax Revenue	22.3	18.0	18.5	18.9

Total Revenue	205.9	212.6	220.8	230.7

Programs

Health Sector	85.5	86.0	88.1	90.0

Education Sector[2]	37.2	37.6	38.8	39.5

Postsecondary Education Sector	13.2	12.2	12.5	13.1

Children, Community and Social Services Sector	19.4	20.0	20.1	20.1

Justice Sector	6.0	6.2	5.7	5.7

Other Programs	33.9	43.6	41.6	45.0

Total Programs	195.2	205.5	206.8	213.3

Interest on Debt	11.4	12.7	14.0	14.5

Total Expense	206.6	218.3	220.8	227.8

Surplus/(Deficit) Before Reserve	(0.6)	(5.6)	(0.0)	2.9

Reserve	–	1.0	1.5	2.0

Surplus/(Deficit)	(0.6)	(6.6)	(1.5)	0.9

Net Debt as a Per Cent of GDP	37.3%	37.8%	37.9%	37.5%

Net Debt as a Per Cent of Revenue	198.1%	201.8%	202.6%	200.2%

Interest on Debt as a Per Cent of Revenue	5.5%	6.0%	6.3%	6.3%
[1]	For a fiscal summary, in the millions, of revenue, expense and the surplus/(deficit) over the medium-term outlook, see Table 3.1.
[2]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Notes: Numbers may not add due to rounding. Current and medium-term outlook primarily reflect information available as of September 30, 2024.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Ontario’s Economic and Fiscal Outlook in Brief

Revenue Outlook Over the Medium Term

Ontario’s revenue outlook is anchored by an economic projection based on private-sector forecasts and the best available information at the time of finalizing the planning projection. Between 2023–24 and 2026–27, revenues are expected to grow on average by 3.9 per cent a year. Details of the medium-term revenue outlook are outlined later in this document. See Chapter 3: Ontario’s Fiscal Plan and Outlook for more details.

Key inputs included in the revenue forecast are a prudent economic outlook based on private-sector forecasts; existing federal–provincial agreements and funding formulas; and the business plans of government ministries, business enterprises and service organizations.

Program Expense Outlook Over the Medium Term

The government is building a strong fiscal foundation while continuing to invest in critical public services. Between 2023–24 and 2026–27, program expense is projected to increase every year, growing at an average annual rate of 3.0 per cent. This growth reflects the government’s commitment to key areas such as health care, education, and infrastructure, which are facing increasing pressures due to Ontario’s growing population.

Despite these pressures, government revenues are projected to grow at a faster pace than program expenses over the medium term, as part of the government’s strategy for responsible fiscal management. To ensure fiscal stability and the ability to respond to unforeseen events, contingencies have been incorporated into the program expense outlook.

See Chapter 3: Ontario’s Fiscal Plan and Outlook for further details on the program expense outlook over the medium term.

Interest on Debt Outlook Over the Medium Term

Ontario is forecast to pay $12.7 billion in interest costs in 2024–25, $14.0 billion in 2025–26 and $14.5 billion in 2026–27. Over the four-year period from 2023–24 to 2026–27, the cumulative interest on debt expense is estimated to be $4.1 billion below the 2024 Budget forecast, and the interest on debt-to-revenue ratio is expected to remain near record lows.

See Chapter 4: Borrowing and Debt Management for further details on the interest on debt outlook over the medium term.

Ontario’s Economic and Fiscal Outlook in Brief

Other Fiscal Planning Assumptions

The reserve is set at $1.0 billion in 2024–25, $1.5 billion in 2025–26 and $2.0 billion in 2026–27. This is unchanged since the 2024 Budget.

Net debt-to-GDP for 2024–25 is projected to be 37.8 per cent. Over the medium term, the net debt-to-GDP ratio is forecast to be 37.9 per cent in 2025–26 and 37.5 per cent in 2026–27.

Ontario’s Economic and Fiscal Outlook in Brief

Economic and Fiscal Outlook Scenarios

To provide more transparency about the province’s economic outlook amid the elevated degree of economic uncertainty, the Ontario Ministry of Finance has developed Faster Growth and Slower Growth scenarios that the economy could take over the next few years. These alternative scenarios should not be considered the best case or the worst case, but reasonable possible outcomes in this period of uncertainty. See Chapter 2: Economic Performance and Outlook for more details.

Ontario Real GDP Growth Scenarios (Per Cent)

	2024p	2025p	2026p	2027p

Faster Growth Scenario	1.5	3.3	2.6	2.6

Planning Projection	0.9	1.7	2.3	2.3

Slower Growth Scenario	0.5	0.3	2.2	2.2
p = Ontario Ministry of Finance planning projection based on external sources as of September 19, 2024, and alternative scenarios. Source: Ontario Ministry of Finance.

Ontario Nominal GDP Growth Scenarios (Per Cent)

	2024p	2025p	2026p	2027p

Faster Growth Scenario	4.7	6.3	4.9	4.9

Planning Projection	3.8	3.9	4.4	4.4

Slower Growth Scenario	3.1	1.7	4.1	4.1
p = Ontario Ministry of Finance planning projection based on external sources as of September 19, 2024, and alternative scenarios. Source: Ontario Ministry of Finance.

In the event that the alternative economic scenarios materialize, as opposed to the Planning Projection, Ontario’s fiscal plan would also change as a result.

Under the Faster Growth scenario, the fiscal outlook may improve to a deficit of $4.2 billion in 2024–25 and reach surpluses of $6.2 billion in 2025–26 and $11.4 billion in 2026–27. However, under the Slower Growth scenario, the fiscal outlook may deteriorate to deficits of $8.8 billion in 2024–25, $8.4 billion in 2025–26 and $8.3 billion in 2026–27. In these alternative outlook scenarios, program expenditures are assumed to be unchanged compared to the medium-term expense outlook and only revenue and interest on debt are adjusted.

Ontario’s Economic and Fiscal Outlook in Brief

The heightened economic and geopolitical uncertainties facing Ontario underscore the need for a responsible and flexible fiscal plan. See Chapter 3: Ontario’s Fiscal Plan and Outlook, Economic and Fiscal Outlook Scenarios section for more details.

Ontario’s Economic and Fiscal Outlook in Brief

Borrowing and Debt Management

Ontario’s long-term borrowing requirement for 2024–25 is now forecast to be $37.5 billion. The improved deficit position and corresponding decrease in funding requirements allow the province to increase cash reserves, enhancing liquidity and flexibility for future years. As of October 15, 2024, Ontario had completed $31.4 billion, or 84 per cent, of its 2024–25 total long-term public borrowing program. Ontario’s borrowing program is partly driven by a historic capital plan. See the section titled A Capital Plan to Build a Better Ontario for more details.

2024–25 Borrowing Program and Medium-Term Outlook

($ Billions)

	2024 Budget	In-Year Change	Current Outlook	Medium-Term Outlook
			2024–25	2025–26	2026–27

Deficit/(Surplus)	9.8	(3.2)	6.6	1.5	(0.9)

Investment in Capital Assets	17.7	–	17.7	20.9	20.6

Non-Cash and Cash Timing Adjustments	(11.0)	–	(11.0)	(12.0)	(13.9)

Net Loans and Investments	(0.3)	1.1	0.8	(0.2)	–

Debt Maturities and Redemptions	28.0	–	28.0	33.1	26.9

Total Funding Requirement	44.2	(2.1)	42.2	43.3	32.6

Decrease/(Increase) in Short-Term Borrowing	(5.0)	–	(5.0)	–	–

Increase/(Decrease) in Year-End Cash and Cash Equivalents	(1.0)	1.3	0.3	(8.3)	–

Total Long-Term Borrowing	38.2	(0.7)	37.5	35.0	32.6

Note: Numbers may not add due to rounding.

Sources: Ontario Financing Authority and Ontario Ministry of Finance.

Ontario is forecast to pay $12.7 billion in interest costs in 2024–25, about $1.2 billion lower than the 2024 Budget forecast.

Interest on debt in 2025–26 and 2026–27 is forecast to be $14.0 billion and $14.5 billion, compared to the 2024 Budget forecast of $14.7 billion and $15.2 billion, respectively. As a share of revenue, interest on debt is projected to remain near record lows through 2026–27.

A one percentage point change in interest rates either up or down from the current interest rate forecast is estimated to have a corresponding change in Ontario’s borrowing costs by around $700 million in the first full year.

Ontario’s Economic and Fiscal Outlook in Brief

The net debt-to-GDP ratio in 2024–25 is now projected to be 37.8 per cent, or 1.4 percentage points lower than the 39.2 per cent forecast in the 2024 Budget, which is mainly due to lower than previously projected deficits. Over the medium-term outlook, the net debt-to-GDP ratio is projected to remain modestly lower than the forecasts in the 2024 Budget and at lows not seen since the early 2010s.

Ontario’s Economic and Fiscal Outlook in Brief

As described earlier in the Economic and Fiscal Outlook Scenarios section, in the event that alternative economic scenarios materialize, Ontario’s borrowing requirements in the next three years would also change as a result. Under the Faster Growth scenario, long-term borrowing would decrease by $20.7 billion over the three-year outlook period, while under the Slower Growth scenario, long-term borrowing would increase by $18.3 billion over the same period.

Ontario’s Economic and Fiscal Outlook in Brief

A Capital Plan to Build a Better Ontario

Ontario’s Plan to Build includes the most ambitious capital plan in Ontario’s history, with planned investments over the next 10 years totalling $191.3 billion, including $26.3 billion in 2024–25. To address the historic infrastructure deficit, this plan is getting shovels in the ground to build highways, hospitals and other critical assets, laying the foundation for a better Ontario.

Key highlights in the capital plan include the following:

Building Highways

A total of $27.8 billion over 10 years to support the planning and construction of highway expansion and rehabilitation projects across the province, including:

•

Highway 413, a new 400-series highway and transportation corridor across Halton, Peel and York Regions that will bring relief to one of the busiest corridors in North America and save drivers up to 30 minutes each way on their commute during rush hour;

•

Bradford Bypass, a new four-lane freeway connecting Highway 400 in Simcoe County and Highway 404 in York Region, which will save drivers an estimated 35 minutes in travel time compared to using local roads;

•	Enabling the expansion of Highway 401 in Durham Region and bridge replacements in Port Hope to help relieve gridlock for tens of thousands of drivers per day and get goods moving faster;

•

The Queen Elizabeth Way (QEW) Garden City Skyway Bridge Twinning project, which includes construction of a new bridge on the QEW over the Welland Canal connecting the City of St. Catharines to the Town of Niagara-on-the-Lake;

•	Advancing work to support the new Highway 7 between Kitchener and Guelph, which will alleviate gridlock on Highway 401 and help commuters save time;

•	Widening Highway 3 between Essex and Leamington, and adding a new interchange connecting Highway 401 to the future Lauzon Parkway extension, to promote economic growth;

•	Supporting construction to improve road safety and connect communities in the North through the replacement of the Little Current Swing Bridge on Highway 6;

•

Planning construction of North America’s first 2+1 highway with a centre passing lane that changes direction at regular intervals, which increases safe passing opportunities on highways in Northeastern Ontario;

•	Expanding Highway 11/17 from two to four lanes between Thunder Bay and Nipigon as part of a greater project to widen over 100 kilometres of the highway in this region;

•	Widening Highway 17 from Kenora to the Manitoba border, which is part of a broader project to widen Highway 17 from two to four lanes for approximately 40 kilometres;

Ontario’s Economic and Fiscal Outlook in Brief

•	Continuing construction of 10 new highway rest areas and rehabilitation of 14 existing rest areas to enhance road safety for travellers;

•	Completing work to replace 11 bridges along Highway 417 in Ottawa;

•	Improving Highway 401 near Kingston by resurfacing sections of eastbound and westbound lanes from Westbrook Road to Highway 15;

•	Providing funding to the City of Toronto to accelerate construction on the Gardiner Expressway;

•

Supporting the planning and design for a new interchange connecting Highway 401 to Lauzon Parkway in Windsor, which will support increased opportunities for trade and better access to the Windsor-Detroit border;

•	Supporting the construction of a new interchange at Banwell Road and E.C. Row Expressway in the City of Windsor to keep people and goods moving and support development in the area; and

•	Supporting the planning and design for a new interchange at Highway 416 and Barnsdale Road in Ottawa to support population growth and development planned by the City for the Barrhaven South area.

Building Transit

A total of $68.2 billion over 10 years for public transit, with a variety of projects underway, including:

•

Construction is now underway across the entire Ontario Line, which will provide rapid transit from Exhibition/Ontario Place to Eglinton Avenue and Don Mills Road, as well as connect more than 40 other transit routes, including GO train lines, subway and streetcar lines and the Eglinton Crosstown Light Rail Transit (LRT);

•

Transforming the GO Transit rail network to improve access and convenience across the Greater Golden Horseshoe by increasing service with two-way, all-day GO trains, every 15 minutes or less, across the core network with faster trains, more stations and better connections;

•	Expanding service on the Milton GO Line by adding train trips and advancing the planning and design work for future two-way, all-day service;

•

Continuing to increase the frequency of GO train service between Union Station and the Niagara Region, with more express service between Hamilton, Burlington and Toronto. This includes year-round weekend GO rail service between Union Station in Toronto and Niagara Falls;

•	Extending the Hazel McCallion LRT by beginning the planning and design activities for the Mississauga loop and extension of the line into downtown Brampton;

•	Completing all major construction on the Finch West LRT, including stations and stops, and undertaking testing for revenue service;

•

Advancing work on the Yonge North Subway Extension by issuing a Request for Proposal (RFP) for the Advance Tunnel Contract that includes work to design, build and finance the construction of the tunnels;

Ontario’s Economic and Fiscal Outlook in Brief

•

Constructing station and track improvements to restore the Northlander passenger rail service between Toronto and Northern Ontario. As part of its commitment, the government has purchased three new trainsets for the rail fleet for the reinstated service; and

•	Continuing work on the Scarborough Subway Extension, including advancing design work under the Stations, Rail and Systems Contract.

Building Hospitals and Health Infrastructure

Investing nearly $50 billion over the next 10 years in health infrastructure, including over $36 billion in capital grants to support more than 50 hospital projects. These investments will add approximately 3,000 new beds over the next decade, significantly increasing access to health care across the province. Key projects include:

•

Sault Area Hospital — Percutaneous Coronary Intervention Project: This investment will provide patients in Northern Ontario with access to critical cardiac procedures, improving life-saving care in the region;

•

The Ottawa Hospital — Civic Campus Redevelopment Project: Construction is expected to start in spring 2026. The new hospital will have 641 single patient rooms and the most advanced trauma centres in Eastern Ontario, and will provide highly specialized emergency and trauma services to treat complex injuries and illnesses;

•

St. Joseph’s Continuing Care Centre, Sudbury: Renovations will increase rehabilitation bed capacity to 72, helping to ensure patients are relocated to appropriate care settings and facilitating reintegration into their local communities;

•

Trillium Health Partners — Broader Redevelopment Project: This project will add over 600 hospital beds, enhancing system capacity and patient care. It involves expanding acute care services in Mississauga and consolidating complex continuing care and rehabilitation services at the Queensway site. Construction at Queensway has begun, with Mississauga set to start in March 2025;

•

Canadian Mental Health Association — York and South Simcoe Community Care Hub: The province continues to support the design and construction of this project, building on an initial investment of $200,000 for early planning. This will expand access to mental health crisis and stabilization services, including additional withdrawal management beds, addressing critical mental health and addictions needs in the region;

•

Grand River Hospital and St. Mary’s General Hospital, Kitchener-Waterloo: The province is supporting the planning of the joint St. Mary’s General Hospital–Grand River Hospital. This project will help people connect faster to care and meet the health services needs of the region’s growing population;

•

Waypoint Centre for Mental Health Care, Penetanguishene: The transformation of the existing site will add 20 beds to improve mental health treatment, therapy and addictions counselling, increasing capacity to meet the rising demand for these services;

Ontario’s Economic and Fiscal Outlook in Brief

•

St. Joseph’s Healthcare Hamilton Reactivation Care Centre: The province will invest over $16 million to support the construction of a new Reactivation Care Centre in Hamilton. Construction began in August 2024, and the centre will provide 57 transitional care beds, expanding local capacity for restorative and specialty care. This investment will enable smoother transitions for patients moving from hospital settings to home or community care; and

•

Windsor Regional Hospital — Cardiac Catheterization Laboratory Renovation Project: Renovations began in summer 2024 to expand capacity for the hospital’s 24-hour cardiac catheterization services, which will provide more timely access to minimally invasive, life-saving cardiac procedures.

Building Long-Term Care Homes

Continuing planned investments that total a historic $6.4 billion since 2019 to build 58,000 new long-term care beds across the province, and upgrade existing beds to modern design standards, by 2028. As of September 2024, 18,439 beds (113 projects) are either completed, under construction, or have the approval to start construction, including:

•

Advancing construction on 11,199 beds (67 projects) which started between April 2022 and August 2023 by providing a supplemental increase to the construction funding subsidy, to stimulate the start of construction for more long-term care homes across Ontario; and

•	Helping to increase long-term care capacity in communities across the province by providing loan guarantees to select non-municipal, not-for-profit homes.

Building Schools and Child Care Spaces

•

Investing approximately $23 billion over the next 10 years, including about $16 billion in capital grants, to build more schools and child care spaces, as well as support the renewal of existing schools. New schools include Tanya Khan Public School in Vaughan and Erie Migration District School in Kingsville, and school additions include École secondaire catholique Paul-Desmarais in Ottawa and St. Hilary Catholic School in Red Rock.

Building Postsecondary Education Infrastructure

•

Investing $6.1 billion in the Postsecondary Education sector over the next 10 years, including over $2.3 billion in capital grants, to help colleges, universities and Indigenous Institutes modernize facilities by upgrading technology, supporting critical repairs and improving energy efficiency.

Ontario’s Economic and Fiscal Outlook in Brief

Building High-Speed Internet

•

Nearly $4 billion, beginning in 2019–20, to ensure every community across the province has access to high-speed internet by the end of 2025. Multiple programs are underway to provide access to internet service and better cellular connectivity, such as Southwestern Integrated Fibre Technology and Eastern Ontario Regional Network initiatives. As of September 2024, over 100,000 homes and businesses have been connected to high-speed internet through these various programs.

Building Housing-Enabling Municipal Infrastructure

•

Nearly $2 billion to help build municipal housing-enabling infrastructure projects through the Housing-Enabling Water Systems Fund (HEWSF) and Municipal Housing Infrastructure Program (MHIP). Under the first intake for the HEWSF, the province is investing in 54 water infrastructure projects across 60 municipalities that will help enable the construction of approximately 500,000 new homes across Ontario. In August 2024, the second intake for HEWSF and MHIP Housing-Enabling Core Servicing Stream were launched.

Ontario’s Economic and Fiscal Outlook in Brief

Infrastructure Expenditures1

($ Millions)

Sector	Current Outlook[2,3] 2024–25	Medium-Term Outlook		10-Year Total[4]
		2025–26	2026–27

Transportation

Transit	10,695	12,567	8,579	68,156

Provincial Highways	3,879	4,049	3,641	27,843

Other Transportation, Property and Planning	219	229	127	1,246

Health

Hospitals	3,582	4,658	5,861	48,568

Other Health	303	578	1,390	8,684

Education	3,350	3,173	3,025	23,095

Postsecondary Education

Colleges and Other	879	843	666	4,790

Universities	130	136	141	1,346

Social	903	679	453	3,050

Justice	908	734	565	4,145

Other Sectors[5]	4,388	4,669	4,434	22,967

Total Infrastructure Expenditures	29,235	32,315	28,882	213,890

Less: Other Partner Funding[6]	2,972	1,996	1,900	22,543

Total[7]	26,264	30,319	26,982	191,347
[1]

Includes interest capitalized during construction; third-party investments in hospitals, colleges and schools; federal and municipal contributions to provincially owned infrastructure investments; and transfers to municipalities, universities and non-consolidated agencies.

[2]	Includes $865 million in interest capitalized during construction.
[3]	Includes provincial investment in capital assets of $17.7 billion.
[4]	Total reflects the planned infrastructure expenditures for years 2024–25 through 2033–34.
[5]	Includes high-speed internet infrastructure, government administration, natural resources, and the culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes federal–municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

Ontario’s Economic and Fiscal Outlook in Brief

Chapter 1
Building Ontario for You

Section A: Building Ontario

Section A: Building Ontario

For too long, manufacturing in Ontario was on a path of decline with job losses and low wage growth. Chronic underinvestment in critical infrastructure such as highways resulted in worsening congestion for families and businesses. The government’s plan to build is reversing this course and charting a new way forward. Ontario is attracting record manufacturing investments, and jobs and wages in the province are growing. The government is delivering on the most ambitious capital plan in the province’s history, by investing more than $191 billion over the next decade to build and improve transit, highways, housing-enabling infrastructure, hospitals, schools, long-term care facilities and other critical public infrastructure. However, there is more to be done, and the government must remain bold and ambitious with its plan for building Ontario.

Rebuilding Ontario’s Economy

Ontario is working to build a growing and competitive economic environment, despite ongoing challenges including high interest rates and geopolitical uncertainty. Amid these economic challenges, the government is strengthening its economy for the future. The government is helping keep costs down for businesses by enabling nearly $8 billion in cost savings and support in 2024. Ontario is continuing to take a fiscally responsible approach towards attracting investments that build the province’s end-to-end electric vehicle supply chain and to bring manufacturing jobs back to the province. Ontario is also unlocking the critical resources to supply its industries and building the critical infrastructure needed to get them there while supporting a rapidly growing population. To support Ontario’s industries, the government is investing in and securing reliable and affordable energy produced right here in Ontario for decades to come.

Chapter 1: Building Ontario for You

Bringing Good Manufacturing Jobs Back to Ontario

For two decades, Ontario’s manufacturing sector experienced a steep decline in employment and output. This was driven by global competitive pressures and the growth of global supply chains, with firms outsourcing their non-core functions abroad. Between the sector’s peak in 2004 and 2018, over 300,000 manufacturing jobs were lost.

Since then, manufacturing in the province has shown progress and Ontario now employs over 800,000 workers in manufacturing. In recent years, employment in the sector has increased significantly, growing by 75,400 between 2020 and 2023. Ontario’s manufacturing sector represented 11.2 per cent of the province’s gross domestic product (GDP) in 2023 and employed 10.2 per cent of Ontario’s total workforce.

The government will continue supporting the progress of rebuilding Ontario’s manufacturing sector and emerging growth industries such as technology and life sciences, by pursuing more investments and enhancing the province’s strong business climate. This work is even more important given the uncertainty in international trade and the need to secure Ontario’s supply chains.

Creating the Conditions to Grow the Manufacturing Sector

In April 2023, the government established an Advanced Manufacturing Council to inform a strategy that would help boost the long-term competitiveness and resilience of the manufacturing sector. The council was instrumental in the development of an Ontario made manufacturing plan.

The Advancing Ontario Made Manufacturing Plan is a 10-year roadmap for growing the sector’s workforce and production capacity, by securing next-generation production facilities, strengthening and securing domestic supply chains, leveraging growth-driving technology and building a workforce for the future. The objectives of the plan are to help grow the sector’s output to over $120 billion and expand Ontario’s manufacturing workforce to one million people by 2035.

The plan includes new investments to extend the Advanced Manufacturing and Innovation Competitiveness (AMIC) Stream of the Regional Development Program, and funding to expand the Ontario Made program. It will also leverage key existing initiatives to attract manufacturing investments such as the Ontario Made Manufacturing Investment Tax Credit and programs to unlock new opportunities for the sector, including the Ontario Centre of Innovation’s (OCI) Critical Industrial Technologies Initiative. Moving forward, the government will continue to find ways to support the economy and grow manufacturing by attracting investments and increasing the sector’s competitiveness and resilience.

Section A: Building Ontario

Lowering Taxes to Help Local Manufacturers Invest More

As part of the Advancing Ontario Made Manufacturing Plan, the province continues to offer the Ontario Made Manufacturing Investment Tax Credit to help lower costs for manufacturers. Introduced in the 2023 Budget, this tax incentive is a 10 per cent refundable corporate income tax credit that is available for eligible investments in buildings, machinery and equipment for use in manufacturing or processing in the province. An eligible Canadian-controlled private corporation could receive Ontario income tax support of up to $2 million a year.

From 2023–24 to 2026–27, estimated support of $1.1 billion will be provided to eligible Ontario manufacturers, helping to lower their costs, encourage innovation and enhance competitiveness.

The government continues to review the support provided by the Ontario Made Manufacturing Tax Credit to ensure its accessibility and effectiveness.

Supporting Ontario Made Manufacturing

The Ontario Made Manufacturing Investment Tax Credit is helping encourage and support the business investment needed to create jobs in Ontario’s manufacturing sector. The following illustrative examples show how the tax credit helps companies invest more:

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Kailey Windows and Doors, a small Ontario company manufacturing windows and doors, purchased $625,000 in new machinery in 2024 to modernize its window production process. Through the Ontario Made Manufacturing Investment Tax Credit, the company receives $62,500, reducing the cost of the new machinery. The company also receives $13,500 in Ontario income tax savings from the accelerated writeoff of the machinery for income tax purposes. The Ontario income tax savings of $76,000 in 2024 lowers the cost of the investment for Kailey Windows and Doors.

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Bognor Cleo Packaging, a large Ontario packaging manufacturer, made a $10 million investment in 2024 in new machinery to expand its plastics packaging operations across Ontario. With the $10 million investment, the company receives an Ontario Made Manufacturing Investment Tax Credit of $1,000,000. The company also receives an additional $675,000 in Ontario income tax savings from the accelerated writeoff of the machinery for income tax purposes. The Ontario income tax savings of $1,675,000 in 2024 lowers the cost of the investment for Bognor Cleo Packaging.

Chapter 1: Building Ontario for You

Investing in Competitive and Innovative Companies

In 2022, the government launched the Advanced Manufacturing and Innovation Competitiveness (AMIC) Stream under the Regional Development Program to build on the province’s competitive advantages in the manufacturing sector. As part of the Advancing Ontario Made Manufacturing Plan, the government is providing an additional $40 million to extend the AMIC Stream starting in 2025–26.

The AMIC Stream provides funding of up to 15 per cent of eligible project costs, as well as complementary services and supports in the advanced manufacturing sectors, including automotive, aerospace, chemical, information and communications technology (ICT), life sciences and steel. The continuation of the AMIC Stream focuses on fostering growth in small and medium-sized enterprises and reinforcing supply chains across Ontario by supporting investments in capital equipment, promoting technology adoption and fostering skills development.

Supporting Ontario’s Advanced Manufacturing Sector

In August 2022, the government announced support for an investment of $21.4 million by Cyclone Manufacturing, a key supplier in Ontario’s aerospace ecosystem and a provider of complex aerostructures and structural assemblies for major aerospace companies around the world. The investment will help Cyclone acquire new technologies and develop the capabilities to undertake heat treatment and plating processes that are currently done outside of Canada. By bringing this work to Ontario, Cyclone will be able to create 60 new jobs and upskill 100 employees at its facilities in Milton and Mississauga. The government is providing $1.5 million in funding support for the investment through the Advanced Manufacturing and Innovation Competitiveness (AMIC) Stream of the Regional Development Program.

To date, the government has announced investments of approximately $35 million in 23 companies and organizations through AMIC, leveraging more than $360 million in investments from industry and creating over 680 jobs.

Section A: Building Ontario

Expanding the Ontario Made Program

In July 2020, Canadian Manufacturers & Exporters (CME), with support from the government of Ontario, launched the Ontario Made program to help make it easier for consumers and supply chain partners to identify and purchase products made in Ontario. Since then, CME has registered over 17,000 products on their online database, sourced from over 4,400 Ontario manufacturers across the province.

The government is investing $500,000 to expand the Ontario Made program starting in 2025–26, to provide young people with increased exposure to career opportunities in the manufacturing sector through activities such as open doors events at manufacturing facilities.

Helping Companies Adopt New Critical Technologies

The application of technologies such as 5G, artificial intelligence (AI), blockchain, robotics, cybersecurity and quantum help increase productivity and drive growth. These technologies are critical to the success of Ontario industries as global competition intensifies among businesses that are leveraging these innovations.

In March 2024, the Ontario Centre of Innovation launched the Critical Industrial Technologies (CIT) Initiative, leveraging an investment of $50 million by the government of Ontario. This initiative aims to support the integration of critical technologies into key sectors of the economy. Examples of critical technologies may include the use of robotics to optimize manufacturing production processes, as well as cybersecurity in agri-food facilities to protect against disruptions in food production and processing. The investment will help equip Ontario businesses, including sectors such as advanced manufacturing, construction, mining and agri-food, with technologies to boost competitiveness.

Chapter 1: Building Ontario for You

Securing New Investments Through Invest Ontario

Since its inception in 2020, Invest Ontario has served as a one-stop shop to investors for business information and tailored investment solutions, including talent support, advisory assistance and concierge services. The investment attraction agency provides facilitated access to all levels of government and local service providers, as well as financial assistance through the Invest Ontario Fund to support investments in key industries such as advanced manufacturing, life sciences and technology. To date, Invest Ontario has helped attract $4.1 billion in investments, which are expected to create 4,012 jobs.

To continue attracting major investments to the province, the government is allocating an additional $100 million to the Invest Ontario Fund. This builds on the $100 million announced in the 2024 Budget and brings the fund total to $700 million. The additional funding will further support Invest Ontario in securing strategic investments that create jobs and drive Ontario’s long-term economic growth and global competitiveness.

As part of its investment attraction efforts, Invest Ontario also unveiled its new Partner Portal in August 2024. The portal supports investors as they consider starting or expanding a business in Ontario by providing a one-stop online resource that centralizes information on industrial sites, demographic data, and provincial resources.

Strengthening Regional Supply Chains Through Invest Ontario

In September 2024, Invest Ontario supported an investment of $200 million by Jungbunzlauer, a leading producer of high-quality, sustainable ingredients from natural sources, to expand its existing facility in Port Colborne. Ontario is providing $4.8 million in funding through the Invest Ontario Fund to help the company expand its production of xanthan gum, a critical ingredient in food and beverage manufacturing, to meet rising demand in North America. Jungbunzlauer is the only producer of xanthan gum in Canada. The project will create 50 new jobs and is expected to increase the demand for Ontario-grown corn, creating valuable spinoff effects across the supply chain.

Section A: Building Ontario

Making Ontario a Global Leader of Electric Vehicle Manufacturing

Ontario’s auto sector is a significant part of the provincial economy, employing nearly 100,0001 workers in 2023 and supporting thousands more jobs throughout the supply chain, which includes over 700 parts firms; over 500 tool, die and mould makers; and over 400 companies focused on connected and autonomous vehicles.

As Ontario’s auto sector transforms as part of the transition to electric vehicle (EV) production, it has attracted more than $44 billion in investments over the past four years from global automakers, parts suppliers, and manufacturers of EV batteries and battery materials. These investments are helping to create over 14,000 new jobs in communities across the province, plus thousands more across the supply chain. With the investments Ontario has attracted across the EV assembly, battery cell and the battery component supply chain, the province ranks second only to Michigan in North America in terms of EV-related investment attraction. Ontario has recently supported the following investments to continue to build the province’s end-to-end EV supply chain:

•	In April 2024, Honda Motor Co., Ltd., along with joint venture partners, announced an investment of approximately $15 billion to build four new manufacturing plants in the province, including:

•	An innovative and world-class electric vehicle assembly plant, the first of its kind for Honda;

•	A new stand-alone electric vehicle battery manufacturing plant at Honda’s facilities in Alliston;

•

A processing plant for cathode active materials (CAM) and a precursor to CAM (pCAM) through a joint venture partnership with POSCO Future M Co., Ltd. These materials are the main components of cells for lithium-ion batteries; and

•	A separator plant through a joint venture partnership with Asahi Kasei Corp., as mentioned below.

[1]	Statistics Canada, Survey of Employment, Payrolls and Hours, https://www150.statcan.gc.ca/t1/tbl1/en/cv.action?pid=1410020201

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In August 2024, Goodyear Canada Inc. announced a $575 million investment to modernize and expand its tire manufacturing plant in Napanee, which is expected to create 200 new, highly skilled manufacturing jobs by 2027 and secure more than 1,000 jobs. This investment will help Goodyear create an energy-efficient, end-to-end manufacturing process and increase its production capacity, including EV and all-terrain tires.

•

In May 2024, Asahi Kasei Corp. announced it would invest approximately $1.6 billion to build its separator plant in Port Colborne, which is expected to become commercially operational in 2027. Separators are an essential component of an EV battery.

In addition, Volkswagen is investing $7 billion to establish its first overseas EV battery cell manufacturing plant in St. Thomas and will create 3,000 jobs. The plant is expected to be completed in 2027 and will produce battery cells for up to one million EVs per year.

Stellantis N.V. and LG Energy Solution are also partnering to invest more than $5 billion towards the NextStar Energy EV battery cell manufacturing plant in Windsor, helping to support an estimated 2,500 jobs. The plant is expected to be fully operational in 2025 and be the first large-scale, domestic, EV battery cell manufacturing facility in Canada.

Section A: Building Ontario

Demonstrating Ontario’s Electric Vehicle Advantage

The Project Arrow concept car was unveiled at the 2023 Consumer Electronics Show as the first, all-Canadian, zero-emission connected vehicle, designed and built in Ontario. Starting in 2025–26, Ontario will invest up to $4 million over two years to support Project Arrow 2.0, which will establish a special purpose production run facility that will build up to 12 vehicles. These vehicles will be built through collaborations among various automotive parts manufacturers, information and software companies, and manufacturing equipment partners. The project will help partners test their innovations, develop intellectual property, grow industrial capabilities, and train the next generation of skilled talent. Project Arrow 2.0 will also involve Demonstration Zones in selected municipalities to pilot the vehicles in a real-world environment, support collaboration and provide an open-access platform of data.

Encouraging the Adoption of Electric Vehicles

Expanding the electric vehicle charging network and reducing costs for charging infrastructure are critical to making charging more affordable and accessible for families across the province, including rural Ontario. Ontario is taking steps to help encourage EV adoption in the province and support the province’s electric vehicle manufacturing industry.

Through the EV ChargeON program, the government is investing $91 million to make it easier to access EV chargers. This includes installing EV charging stations in small and medium-sized communities across the province. In June 2024, the government issued a Request for Bids to build and operate EV charging stations on provincial lands in underserved and remote communities, including highway rest areas, carpool parking lots and provincial parks. The Request for Bids period closed on September 26, 2024, and bids are currently being evaluated. In addition, more than 80 level 3 fast chargers are being installed across all 23 ONroute locations as part of the Ivy Charging Network. Each location will have between two and four chargers to service electric vehicle drivers. Expanding the charging network will address range anxiety and make it more convenient for drivers to access EV chargers outside of large urban centres.

In May 2024, Ontario announced it is also exploring options to reduce electricity rates for public EV charging providers in areas where demand is beginning to emerge. The new Electric Vehicle Charger Discount Electricity Rate will be available for public EV charging providers on January 1, 2026.

Chapter 1: Building Ontario for You

Driving Growth in the Life Sciences Sector

With Ontario being home to the largest life sciences sector in Canada, there is a significant opportunity for the province to capitalize on this large and growing sector. The government is planning to help grow the sector by harnessing the province’s strengths in manufacturing, such as the production of medical isotopes; research and development; science, technology, engineering and mathematics (STEM) talent, as well as Ontario’s robust network of innovative startup companies to optimize life sciences innovation and benefit Ontario’s health care system.

Ontario is delivering on this plan through its Life Sciences Strategy, Taking Life Sciences to the Next Level, to help secure the province as a global biomanufacturing and life sciences hub. The Life Sciences Strategy will position the province for greater innovation and biomanufacturing capacity while aiming to increase employment to 85,000 high-value jobs in the sector by 2030, from over 72,000 workers in 2022.

As part of Phase 1 of the Life Sciences Strategy, the government focused on addressing immediate sector challenges, including growing manufacturing, boosting commercialization capacity and increasing the adoption of innovations for health care. The province has made progress by attracting over $5 billion in investments and creating 5,000 jobs in the life sciences sector since 2018.

To support the development of Phase 2 of the Life Sciences Strategy, Ontario convened an industry-led Life Sciences Council in 2023 to inform an all-of-government approach focused on long-term growth and emerging areas of opportunity for the sector. In October 2024, the government announced its investment of $146 million to launch Phase 2 of the Life Sciences Strategy to help fuel sector’s growth. This includes the investment of $94 million over eight years starting in 2024–25 to implement six initiatives:

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Up to $46 million to strengthen Ontario’s research, innovation and biomanufacturing capacity by launching a new program under the Ontario Research Fund to provide co-funding for projects approved under the federal Biosciences Research Infrastructure Fund Stage 2. This will support advances in next-generation vaccines, therapeutics and diagnostics;

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$15 million to launch a wet labs initiative, which will create a new multi-tenant wet lab space to address the critical shortage for early-stage and pre-commercial companies. In a wet lab, testing and analyses are performed using physical samples, chemicals and liquids;

•	$5 million to partner with Clinical Trials Ontario to support the QuickSTART initiative, which will identify and implement ways to reduce the time to get new clinical trials started;

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$24 million to introduce the Life Sciences Scale-Up Fund (LSSUF), aligned with the new Health Innovation Pathway, to enhance domestic manufacturing capacity by providing financial support to help small and medium-sized enterprises scale up and be ready to access procurement opportunities. The LSSUF will also act in tandem with the $12 million Health Technology Accelerator Fund (HTAF), announced in the 2024 Budget, to provide opportunities for innovators, including Ontario companies, to partner with local health care service providers;

Section A: Building Ontario

•	$3 million to launch a Life Sciences Marketing Plan in partnership with Invest Ontario to promote Ontario as a key destination for life sciences investments; and

•	$1 million to develop a Life Sciences Ecosystem Asset Map to provide insight into the sector’s strengths and advance the formation of emerging technology domain hubs.

Under Phase 2, these initiatives will build on the government’s commitment of $40 million from the Venture Ontario Fund and the $12 million from the Health Technology Accelerator Fund to help solidify the province as an emerging hub and leader for biomanufacturing and life sciences.

Investing in Emerging Life Sciences Technologies

In July 2024, the government announced an investment of $5.5 million to 11 companies in the life sciences sector through the $15 million Life Sciences Innovation Fund (LSIF) to help them develop and launch made-in-Ontario health care technologies and innovations.

In June 2024, the government committed $40 million from the Venture Ontario Fund to support life sciences companies and biomanufacturers to innovate, grow and compete in global markets. The investment will help Ontario companies grow as they develop and commercialize innovative medicines and technologies.

Chapter 1: Building Ontario for You

Prioritizing Ontario’s Trade Relations with the United States

In 2023, Ontario’s total trade with the United States was valued at around C$500 billion and the province was the top export destination for 17 states across the United States, while ranking second for 11 others. Ontario is working to enhance trade with its top trading partner to create more business opportunities and jobs on both sides of the border.

Pursuing More Trade Opportunities

As part of Ontario’s bilateral trade strategy, the government is pursuing Strategic Investment and Procurement Agreements (SIPAs) with state-level trading partners in the United States to improve access to investment pipelines and export opportunities for Ontario businesses. These agreements would also seek to improve market access to government procurement opportunities.

In September 2024, Ontario and New Jersey finalized a new Memorandum of Understanding (MOU) to boost cross-border trade and promote greater economic collaboration. This agreement follows the MOU signed by Ontario and Illinois in June 2024 to promote increased trade, attract investment and foster collaboration across key sectors such as automotive, agriculture, energy and advanced manufacturing. Ontario has also signed agreements with Michigan, Nevada and Indiana.

The government is pleased that the Government of Canada responded to Ontario’s call to impose 100 per cent tariffs on Chinese electric vehicles, matching the United States. In addition, Ontario continues to advocate for the Government of Canada to reconsider tax measures such as the federal Digital Services Tax that would increase the tax burden on many Ontario businesses.

In addition, the government has encouraged Canada to follow the lead of the United States by prohibiting the sale or import of connected vehicles containing certain Chinese-made technologies. As Canada has already noted, these technologies may pose significant risks to the privacy of Canadians, their data, and Canada’s national security interests. Ensuring alignment with the United States in this area will help demonstrate Canada’s commitment to addressing potential threats to North American security.

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Chapter 1: Building Ontario for You

Powering Ontario’s Economy

To support the creation of more jobs and the continued growth of the economy, the province’s electricity demand is forecasted to increase at least 75 per cent by 2050. Ontario’s affordable and diverse electricity supply mix gives it an edge in drawing in investments and creating jobs. That is why the government is increasing investments in a future powered by reliable, affordable and clean energy across the province. This investment is crucial for staying competitive and helping Ontario shift towards a clean economy, especially as it attracts investments in areas like manufacturing, mining, electric vehicles, battery production and advanced technologies like artificial intelligence data centres. But those advantages will erode quickly if the government and infrastructure cannot keep up.

Building on Ontario’s Nuclear Advantage

As a world leader with experience and expertise in nuclear energy, Ontario is leveraging its position to develop the next generation of nuclear power. To meet growing electricity demand, and as the government rebuilds Ontario’s economy, Ontario is building on its nuclear advantage, which already provides more than 50 per cent of the province’s power.

The government has also introduced the Ontario Sustainable Bond Framework, enabling Green Bonds to fund environmentally beneficial projects, including emissions-free nuclear energy.

Planning and Building the Future of New Nuclear

The government is working with Ontario Power Generation (OPG) to commence planning and licensing for three additional small modular reactors (SMRs), in addition to an already planned SMR, which has completed the first phase of site preparation at the Darlington Nuclear Generating Station, the first in the G7. Once deployed, these four units would produce enough clean electricity to power 1.2 million homes. The government is also working with Bruce Power on pre-development work for the first large-scale nuclear generation build in over three decades in Canada.

Section A: Building Ontario

Refurbishment of Existing Nuclear Facilities

Pickering Refurbishment

The Ontario government is supporting OPG’s plan to proceed with the next steps towards refurbishing the Pickering Nuclear Generating Station B Units.

Once refurbished, the Pickering Nuclear Generating Station would produce a total of more than 2,000 megawatts (MW) of emissions-free electricity, equivalent to powering two million homes. The Conference Board of Canada’s preliminary analysis estimates this refurbishment would increase Ontario’s GDP by $19.4 billion and create about 11,000 jobs over the 11-year project period. Post-refurbishment operation of the facility would also create and sustain about 6,410 Ontario jobs per year for decades to come.

Darlington and Bruce Refurbishments

Ontario continues to support the refurbishments at the Darlington and Bruce Nuclear Generating Stations. With refurbished units, the generating capacity of the stations will provide approximately 3,500 MW and 6,550 MW, respectively, enough to serve about 1.7 million residential customers and 188,000 commercial, industrial and other customers, equivalent to about 36 per cent of the province’s electricity customers.

OPG has already completed refurbishment of two of the four Darlington units and is on track to complete the third unit on time and on budget. The government and OPG have already achieved major milestones on this project by successfully reconnecting Darlington Nuclear Generating Station’s Unit 3 to Ontario’s electricity grid, 169 days ahead of schedule.

Chapter 1: Building Ontario for You

Growing Ontario’s Nuclear Supply Chain and Expertise

Ontario’s expansion of nuclear energy is cementing the province’s position as a global leader in new nuclear technologies, creating new export opportunities that will drive economic growth.

•

In June 2024, Ontario announced the successful completion of trade missions to Romania and France, securing significant deals totalling $360 million that will leverage the province’s nuclear expertise to create jobs for Ontario workers and grow its nuclear supply chain.

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Ontario is leveraging the expertise of OPG and its subsidiary Laurentis Energy Partners to support a new collaboration agreement with SaskPower in the deployment of a small modular reactor in Saskatchewan that would also create more jobs for the Ontario economy.

•

OPG and other Ontario nuclear supply chain providers had previously signed major agreements valued at approximately $1 billion to export nuclear products and services to other countries, including Poland, Estonia and the Czech Republic, while also generating more good-paying jobs at home that support Ontario workers and families.

Investing in Hydroelectric Energy

The Ontario government is expanding and refurbishing clean electricity generation by announcing more than $2.6 billion to refurbish 12 stations across the province, including the Sir Adam Beck Complex at Niagara Falls and the R.H. Saunders Generating Station in Cornwall, the two largest in the province. These investments will secure 4,362 MW of clean electricity generation. Combined, these investments will power 4.3 million homes, helping to meet increasing demand from electrification and fueling the province’s growth.

Supporting Clean Energy Storage Projects

New energy storage projects will support the operation of Ontario’s clean electricity grid by drawing and storing electricity off-peak when power demand is low, and returning the power to the system during times of higher electricity demand.

In May, Ontario completed the largest battery storage procurement in Canada’s history, securing nearly 2,700 MW, exceeding the government’s initial target of 2,500 MW. When combined with the Oneida Energy Storage Project, Ontario’s entire storage fleet will be comprised of 26 facilities with a total capacity of nearly 3,000 MW.

Section A: Building Ontario

Launching the Largest Competitive Energy Procurement in Ontario’s History

The Ontario government is launching the largest competitive energy procurement in the province’s history, which will provide affordable electricity for families and businesses. This initiative will secure at least 5,000 MW of electricity resources to meet growing demand for clean and reliable power, as part of a diverse supply mix of nuclear, hydroelectric, renewables, natural gas, and biomass energy sources. The government is exploring options to expand and accelerate this procurement to meet growing energy needs.

The government is committed to make the procurement process transparent, competitive and cost-effective, with a focus on protecting prime agricultural areas and in municipalities that provide consent.

Supporting the Largest Indigenous-Led Energy Project in the Province’s History

The Ontario government and Wataynikaneyap (Watay) Power, a First Nations-led company made up of 24 Indigenous communities, have participated in the largest Indigenous-led and lengthiest grid connection project in Ontario’s history.

Approximately 1,800 kilometres of transmission line have been built by the Watay Power Transmission Project through a government loan of up to $1.34 billion for the project’s construction costs. This will contribute to Ontario’s GDP by connecting communities to affordable electricity and well-paying local jobs. As well, since the project’s conception, nearly 1,000 First Nation members worked on the construction of the line. Ontario is also supporting the First Nations’ equity investment in the project by providing a loan guarantee under the Aboriginal Loan Guarantee Program.

The government is fostering partnerships with Indigenous and First Nation communities to not only support economic growth in the region, but also enhance environmental and health benefits for these communities through emission reductions, enhanced electricity reliability, and the elimination of diesel. The Watay line has been estimated to avoid 6.6 million tonnes of greenhouse gas emissions per year, equivalent to taking almost 35,000 cars off the road.

As of September 2024, 12 remote First Nation communities have been connected to Ontario’s clean energy grid through the project. The project will ultimately connect 18,000 people in 16 remote Indigenous communities to affordable energy.

Chapter 1: Building Ontario for You

Reviewing the Aboriginal Loan Guarantee Program

The Aboriginal Loan Guarantee Program (ALGP) facilitates Indigenous equity participation by Indigenous communities in electricity sector projects at a more affordable cost, by providing loan guarantees to eligible project participants. ALGP is the longest running loan guarantee program in Canada for Indigenous participation in infrastructure. Since its inception, ALGP has provided approximately $500 million in loan guarantees. Over the coming months, the government will initiate a review of the program and its alignment with other government programs. This would respond to the needs of Indigenous communities for meaningful participation in the energy transition over the coming years.

Extending and Enhancing the Time-Limited Tax Relief for the Electricity Distribution Sector

Electricity distribution companies face challenges to upgrade aging infrastructure, meet Ontario’s evolving electrification and cybersecurity needs, and improve services for customers. The government supports voluntary electricity distribution sector consolidation in an effort to improve efficiency, accelerate the adoption of new technologies, and increase capacity to support Ontario’s growing electricity needs.

In the 2024 Budget, Ontario committed to review existing supports for consolidation of interested municipal electricity utilities (MEUs), and to provide a status update as part of the 2024 Ontario Economic Outlook and Fiscal Review. As a result of this review, Ontario will:

1.	Extend the existing time-limited tax relief measures for a further four years. This would allow the incentives to continue uninterrupted until December 31, 2028.

2.

Enhance the Transfer Tax rate relief by setting it to zero per cent for all MEUs for transactions occurring from January 1, 2025, to December 31, 2028. This enhancement to the existing relief is intended to provide a stronger incentive for consolidation activity in the Ontario electricity distribution sector.

Moving forward, Ontario is committed to working with all levels of government to provide support to MEUs to encourage voluntary consolidations, incentivize greater capital investment in infrastructure and ensure better service to customers.

See the Annex: Details of Tax Measures and Other Legislative Initiatives for more information.

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Unlocking Ontario’s Resources Sustainably

The government continues to promote growth in the province’s primary sectors, which have vast untapped potential. Ontario is home to enormous mineral wealth, its Crown forests cover almost two-thirds of the province, and it has the largest, most diverse agri-food sector in Canada. These resources feed industries and supply chains across Ontario, including EV batteries, electronics, energy, health and life sciences, construction and agri-businesses. The government is encouraging economic growth partnerships for Indigenous, Northern and rural communities, while ensuring primary resources are managed sustainably.

Strengthening the Critical Minerals Supply Chain

The mining sector is a key contributor to the Ontario economy, as well as an engine for regional economic development. In 2023, Ontario’s mining and extraction sector contributed $6.9 billion to the province’s real GDP and employed 35,400 people, adding 8,600 jobs since 2018. Critical minerals mined in Ontario are used in many high-growth sectors and their supply chains, including electric vehicles, clean energy and information communications technology.

In March 2022, the government released its first-ever Critical Minerals Strategy, which focuses on supporting better supply chain connections between industries, resources and workers in Northern Ontario and manufacturing in the South. As part of this strategy, Ontario launched the $5 million Critical Minerals Innovation Fund (CMIF) in November 2022 to enhance research and development of new technologies. As part of the 2024 Budget, the government announced an additional $15 million over three years to expand the CMIF. To date, the CMIF has invested in 12 industry-led critical minerals innovation projects.

To further support the mining sector and critical mineral exploration, the government announced an additional $6 million over two years for the Ontario Junior Exploration Program (OJEP) in April 2023, bringing the total investment in OJEP to $35 million. This investment included a critical minerals stream, which provides support for companies searching for critical minerals. As of April 2024, Ontario has provided $19.4 million in funding to 133 projects through OJEP.

Ontario is also working to deepen its strategic partnerships with the United States to expand cross-border trade and strengthen a resilient critical minerals supply chain to enhance shared economic security, support the transition to cleaner technologies, and reinforce Ontario’s leadership in the global market for critical minerals.

Chapter 1: Building Ontario for You

Supporting Early Exploration Projects for Junior Mining Companies

In 2023, Ontario was the top destination for mineral exploration investment in Canada, totalling $952 million. This is the second year in a row that Ontario has led the country in mineral exploration investment. The Ontario Junior Exploration Program (OJEP) continues to encourage private-sector investment throughout the province that will secure the minerals needed for new innovations, including electric vehicles and the technologies of tomorrow.

Examples of recent projects receiving OJEP funding include:

•	$200,000 to New Break Resources Ltd. to conduct surveys and drilling, targeting gold and base metals mineralization; and

•	$200,000 to Tyko Resources Inc. to conduct surveys and drilling targeting nickel, copper and platinum-group elements.

Making Progress on the Road to the Ring of Fire

The Ring of Fire region is a future source of key critical minerals, including chromite, cobalt, nickel, copper and platinum. These minerals play a significant role in supporting innovative technologies, including electronics, electric vehicles and cleantech.

Building the necessary infrastructure in and around the region is a prerequisite to unlocking the potential and lowering the cost of developing future mining projects in the Ring of Fire. Ontario has dedicated $1 billion to support critical infrastructure projects, such as all-season roads, broadband connectivity and community supports for the Ring of Fire region.

Investment in these roads would also help improve First Nations’ community access to goods and services, including education, health care and housing by connecting them to the Ontario highway network for the first time. The government will continue to support the Environmental Assessments (EAs) for the Marten Falls Community Access Road Project, the Webequie Supply Road Project and the Northern Road Link Project, led by Marten Falls First Nation and Webequie First Nation.

In March 2024, Marten Falls First Nation and Webequie First Nation signed an agreement with Ontario to develop community infrastructure projects that could support future economic development opportunities in the Ring of Fire area. These infrastructure projects will help improve the livelihood and well-being of the First Nation communities in the area, while marking an important step towards realizing the economic potential of the Ring of Fire.

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Ontario also signed Letters of Confirmation in June 2024 to support renewed partnerships with Animbiigoo Zaagi’igan Anishinaabek, Aroland First Nation, Ginoogaming First Nation and Long Lake #58 First Nation. Commitments outlined in the Letters of Confirmation include an agreement to upgrade roads that connect First Nation communities to the provincial highway network and contain funding for other community infrastructure and skills training programs for First Nations people.

As Ontario invests in and makes progress on developing critical infrastructure in the Ring of Fire region, the provincial government continues to call on the Government of Canada to match Ontario’s funding commitments and expedite approval processes for all infrastructure that would enable the development of the Ring of Fire and generate considerable economic benefit to Indigenous and Northern communities.

Boosting Economic Development in Northern Ontario

The government continues to support projects in Northern communities through the Northern Ontario Heritage Fund Corporation (NOHFC). The NOHFC fosters economic growth by providing financial assistance to projects that help stimulate job creation and workforce development in the North. Since June 2018, the NOHFC has invested more than $841 million in 6,894 projects in Northern Ontario, leveraging more than $2.5 billion in investment and creating or sustaining over 10,560 jobs.

Strengthening Ontario’s Mining Industry in the North

In March 2024, the government announced investments of more than $3.7 million through the Northern Ontario Heritage Fund Corporation (NOHFC) to 11 mining supply and service companies in Northern Ontario, which will help foster innovation, workplace safety, business development and job creation in the mining industry.

Examples of projects receiving NOHFC funding include:

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$599,893 for NCIndustrial Limited, a Lively-based manufacturer, distributor and repair depot for heavy industrial products used in the mining, construction and heavy industrial sectors. The funding will help improve the company’s productivity by purchasing equipment and reconfiguring its facility;

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$143,638 for Nordic Minesteel Technologies Inc., a North Bay-based solution design company for manufacturing in the mining sector. The project will support the company to develop and test a device that makes the hoisting of persons in mine shafts safer and more economical; and

•	$100,620 for Titans Mechanical Inc., to establish a mobile mechanical repair services business for heavy-duty mining equipment and vehicles in Timmins.

Chapter 1: Building Ontario for You

Supporting Ontario’s Forest Sector and Forest Product Manufacturing

The forestry sector is a significant part of the economy in Northern Ontario and represents a critical source of employment for communities in the region. Ontario’s forest sector produces wood for building homes, furniture, making paper and packaging, and as an energy source. Using mass timber and wood construction for modular and prefabricated buildings will be essential to achieving the government’s goal of building 1.5 million new homes by 2031.

In July 2024, the Ontario government released a proposed action plan designed to expand wood construction in the province. The Advanced Wood Construction Action Plan will help create opportunities in the forest sector by diversifying and growing demand for sustainably harvested wood in Ontario. Advanced wood construction (AWC) uses wood-based prefabricated and modular components that can be assembled off-site and delivered for installation. This can help save time and reduce waste, allowing projects to be completed up to 50 per cent faster and reducing costs by up to 20 per cent. Innovative building materials add value to Ontario’s forest resources, bolstering the economy and creating jobs across the provincial supply chain.

Supporting Advanced Wood Construction

Element5, in St. Thomas, is Ontario’s first certified manufacturer of cross-laminated timber, part of the fast-growing field of advanced wood construction, which can be used to build faster and more efficiently than traditional building materials.

To support the Advanced Wood Construction Action Plan, the government announced an investment of nearly $3.5 million in July 2024 to help expand the operations of Element5. This funding will help more than triple the company’s production, creating 32 new jobs, increasing revenue by over 300 per cent and boosting export sales by nearly 600 per cent.

Section A: Building Ontario

Growing the Agri-Food Sector

Ontario has a rich and diverse agri-food sector that produces over 200 agricultural commodities. With 60 per cent of the food produced in Ontario being consumed right in the province, the agri-food industry is an important source of jobs and economic growth. Since 2018, Ontario’s agri-food sector employment has increased by over 27,000, supporting over 871,000 jobs in 2023, representing roughly one in nine jobs in Ontario. As Ontario’s population expands, the demand for agri-food products is expected to grow, creating opportunities to increase local food production to meet this demand. That is why earlier this year, the Ontario government created a dedicated ministry: the Ministry of Agriculture, Food and Agribusiness, with a refocus on growing the agri-food sector and helping to create a stronger economy for the province.

In November 2022, the government released Grow Ontario: a provincial agri-food strategy to strengthen the agri-food sector, fuel economic growth through innovations and ensure an efficient and reliable food supply while addressing ongoing vulnerabilities such as changing market conditions or climate-related risks.

Ontario’s Risk Management Program helps to ensure Ontario farmers have long-term confidence so they can compete globally. This $150 million program supports farmers with unforeseen challenges such as fluctuating market prices, extreme weather events like flooding or drought, and disease. The critical supports provided through the program help secure jobs and activity across Ontario’s food supply chain. Ontario will continue to work with the sector to manage the risks that it faces and to help grow the industry. In January 2024, the government announced consultations to help inform the development of a new strategy.

In July 2024, Ontario announced an investment of $7.2 million in 44 Ontario-led research and innovation projects through the Ontario Agri-Food Innovation Alliance, a collaboration between the government, the University of Guelph, and Agricultural Research and Innovation Ontario (ARIO). These projects focus on protecting animal and plant health, strengthening production systems, increasing environmental sustainability, and bolstering productivity and growth.

In September 2024, the government announced an investment of nearly $1.3 million in seven research projects through the Agricultural Research and Innovation Ontario (ARIO) Innovative Breeding Research Program (IBRP). These research projects will help farmers increase their long-term productivity and competitiveness by creating new tailored plant varieties and livestock for the province’s domestic food supply and export markets.

Chapter 1: Building Ontario for You

In addition, the government continues to support the Grow Ontario strategy with investments through the Sustainable Canadian Agricultural Partnership (Sustainable CAP). The partnership is a $3.5 billion, 5-year agreement between the federal, provincial and territorial governments that started in April 2023.

Investing in the Agri-Food Sector Through the Sustainable Canadian Agricultural Partnership

Sustainable CAP is helping to strengthen the competitiveness, innovation and resilience of the agricultural sector from the farm gate to the consumer’s plate. In 2024, investments by the Governments of Canada and Ontario through Sustainable CAP included:

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In September, an investment of $9 million to support farmers to enhance the sustainability and competitiveness of their farms, by adopting new technologies and best management practices to support soil health, water quality and energy efficiency.

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In August, an investment of up to $5 million to support eligible food processors, producers and service providers to improve food safety systems, adopt new food safety and traceability equipment, technologies and standards, and provide related training to employees.

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In May, an investment of over $7 million to help Ontario agriculture and food businesses increase their sales in domestic and foreign markets by undertaking market analysis, new product development and marketing.

Strengthening Shortline Rail Systems in Ontario

Supply chain infrastructure is a critical enabler of economic activity in the province. Ontario has an extensive network of railways that consists of larger national railways as well as shortline railways, many of which are integral to accessing resources and raw materials.

As announced in the 2024 Budget, Ontario is committed to exploring ways to support shortline rail, which plays an important role in the safe and efficient transport of goods and people throughout the province. This will include engaging the federal government on the potential development of a tax credit and exploring tax credit transferability, or alternatively, considering another form of support.

Section A: Building Ontario

Advancing Home-Grown Research and Innovation

Advancing home-grown research and innovation in Ontario is essential to keep ideas, expertise and intellectual property in the province and support long-term economic growth. In May 2024, the Ontario government announced an investment of nearly $200 million over three years at six leading research institutions in the province to fund cutting-edge discoveries, promote new business opportunities and help foster a highly skilled labour force. This investment includes:

•	$144 million over two years for the Ontario Institute for Cancer Research to help research and deliver real-world solutions that find cancer earlier and treat it more effectively;

•	$36 million over three years for the Perimeter Institute for research, training and educational outreach in theoretical physics;

•	$5 million over two years for Ontario Genomics to lead the application of genomics-based solutions;

•	$4 million over two years for Clinical Trials Ontario to strengthen, promote and capitalize on Ontario’s competitive advantage of conducting high-quality clinical trials;

•	$4 million over two years for the Fields Institute for research in mathematical sciences; and

•	$3 million over two years for Compute Ontario to help realize the potential of digital research infrastructure.

Chapter 1: Building Ontario for You

These six research institutes have strong, proven records in fostering research and innovation in a range of critical sectors that are significantly improving the lives of the people of Ontario, including in the life sciences, finance, agriculture, quantum computing and information technology. This funding will help ensure the research sector continues to be a leading contributor of innovation and commercialization in the province, while enhancing Ontario’s productivity and global competitiveness.

Advancing Cancer Research and Innovation

The Ontario Institute for Cancer Research (OICR) brings together researchers, clinicians, industry partners and funders to drive solutions for cancer needs and accelerate the advancement of discoveries to improve cancer prevention, detection and treatment. With funding support from the Ontario government, researchers from OICR are making groundbreaking discoveries in cancer research and helping cancer patients live longer and healthier lives. In 2023–24, OICR-supported researchers contributed to discoveries reported in 680 publications, which have been cited more than 2,686 times, more than two times the world average.

OICR, together with the Fight Against Cancer Innovation Trust (FACIT), is helping foster talent and turning Ontario-based discoveries into enterprises that attract significant investment and create high-value jobs. Since 2018, OICR has cultivated Ontario’s talent pool by training 10,000 highly qualified personnel and made significant contributions to the economy by producing 31 patents, creating seven spinoff companies and generating more than 1,400 jobs across the province.

Section A: Building Ontario

Making Ontario Open for Business

For too long, Ontario businesses and entrepreneurs faced unnecessary red tape and a prohibitively high cost of doing business, as key inputs like electricity had significant price increases that stifled growth.

Keeping Costs Down for Ontario Businesses

Since 2018, the government has taken significant actions to lower costs for businesses and help them compete, grow and create good-paying jobs. Through these actions, the government is enabling nearly $8 billion in estimated cost savings and support in 2024 for Ontario businesses, of which $3.7 billion would go to small businesses. Some of the actions taken include:

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Implementing the Ontario Made Manufacturing Investment Tax Credit to help local manufacturers invest and expand, by lowering costs for eligible investments in buildings, machinery or equipment used in manufacturing or processing in the province;

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Temporarily cutting the gas tax by 5.7 cents per litre and the fuel tax by 5.3 cents per litre beginning July 1, 2022, and proposing, for the fourth time, to extend these rate cuts to June 30, 2025, to help reduce the cost of gas and fuel for Ontario businesses;

•	Supporting cuts to Workplace Safety and Insurance Board (WSIB) premium rates without reducing benefits, leading to a reduction in payroll costs for businesses;

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Increasing the Employer Health Tax (EHT) exemption from $490,000 to $1 million. The EHT exemption increase helps businesses by reducing the tax for eligible private-sector employers on their total Ontario payroll;

•	Cancelling the cap-and-trade carbon tax to remove its cost impact from items such as gasoline, diesel fuel and natural gas;

•	Lowering high Business Education Tax (BET) rates, providing $450 million in annual savings for over 200,000 employers, or 95 per cent of all business properties in Ontario;

•	Reducing the small business corporate income tax rate to 3.2 per cent and expanding access to this preferential rate, helping small businesses compete and thrive by lowering their costs;

•	Implementing the Regional Opportunities Investment Tax Credit to support businesses that make investments and expand in regions of Ontario that have lagged in employment growth;

•	Allowing businesses to accelerate writeoffs of capital investments for income tax purposes, to support businesses that make eligible investments across Ontario; and

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Implementing the Comprehensive Electricity Plan in January 2021, which is lowering electricity costs by an estimated average of 13 to 16 per cent in 2024 for medium-sized and larger industrial and commercial customers, respectively.

Chapter 1: Building Ontario for You

Cutting Red Tape

Since 2018, Ontario has taken over 500 actions to save time and money for people, businesses, not-for-profit organizations, municipalities, universities and colleges, school boards and hospitals. Through these actions, the government has eliminated over $1 billion in annualized compliance costs for businesses, not-for-profit organizations, and the broader public sector since 2018.

In spring 2024, the government passed a new Red Tape Reduction Package, including the 12th red tape reduction bill introduced by Ontario since 2018. The Cutting Red Tape to Build More Homes Act, 2024 eliminates red tape and helps to speed up government processes in support of the government’s commitment to build at least 1.5 million homes by 2031. The legislation and targeted housing measures would help municipalities, industry and people in Ontario to:

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Build homes faster at a lower cost, including by letting homebuyers and homebuilders decide on the number of parking spaces in a new residential development near transit based on market needs, and by making it easier to build more garden, laneway and basement suites;

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•	Prioritize ready-to-go housing projects with a new “use it or lose it” process to address stalled development; and

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Build more types of homes for more people by streamlining approvals for student housing, supporting standardized designs to reduce delays and costs, including for factory-built housing, and supporting innovative construction methods, such as mass timber.

Helping Entrepreneurs Start and Grow their Business

Through Ontario’s network of 54 Small Business Enterprise Centres, the Starter Company Plus program provides training, mentoring and business advice alongside a grant to help ensure entrepreneurs have the support they need to grow their business.

In May 2024, the government announced an investment of $4.8 million over the next two years to expand the Starter Company Plus program. This enhancement will help an additional 500 entrepreneurs aged 18 and older to seed, start or grow a business by accessing one-on-one support, workshops, seminars or networking events, and grants of up to $5,000 through the program.

In May 2024, Ontario also announced an investment of $1.5 million to bolster its Summer Company program, helping an additional 250 young people start and grow a business. The Summer Company program provides students between the ages of 15 and 29 with at least 12 hours of business training, one-on-one mentoring, and grants up to $3,000 to start a full-time business.

In addition, in June 2024, the government announced an investment of $500,000 over the next two years in the Fédération des gens d’affaires francophones de l’Ontario (FGA) to help Ontario’s Francophone entrepreneurs start or grow their businesses. In partnership with Small Business Enterprise Centres across the province, the FGA will offer free business advisory supports to Francophone entrepreneurs in the French language.

Chapter 1: Building Ontario for You

Attracting Entrepreneurs to the Province Through Horizon Ontario

To foster an innovative and productive economy, it is essential to provide a supportive environment that attracts dynamic talent and businesses and creates new opportunities for Ontario entrepreneurs. To support Ontario’s entrepreneurial growth, the government, through the Ontario Centre of Innovation, is providing up to $6 million over two years to the Toronto Business Development Centre (TBDC) to implement the Horizon Ontario program. This program will help attract European entrepreneurs to the province while supporting Ontario’s small and medium-sized enterprises to launch operations in Europe.

This follows Canada’s participation in Horizon Europe, a European Union (EU) research and innovation program that allows entrepreneurs to access opportunities and funding for collaborative research while strengthening relationships across economies. TBDC will assist Ontario entrepreneurs in accessing funding from the EU’s €95.5 billion funding program, as well as to provide business support services.

Helping Businesses Raise Capital

Ontario is focused on fostering greater competition and driving more innovative and cost-effective capital markets for Ontario businesses and investors. The government continues to support the Ontario Securities Commission’s (OSC) work to improve capital formation, promote innovation and ensure investor protection. In a recent C.D. Howe scorecard for financial regulation in Canada2, the OSC was singled out as the only securities regulator in Canada that is required to do a cost-benefit analysis when amending or adding new rules. This requirement underpins the government’s ongoing commitment to ensure innovative and cost-effective capital markets regulation:

•	In spring 2024, the OSC introduced new measures that help increase access to capital for early-stage businesses and angel investor groups.

•	In summer/fall 2024, the OSC consulted on rules to enable the implementation of the new distributions framework for disgorged funds to support more efficient, transparent and timely investor redress.

•	The OSC’s ongoing engagement with Indigenous partners, including through the First Nations Economic Growth and Prosperity Table, to support better access to capital markets.

[2]

Paul C. Bourque & Gherardo Gennaro Caracciolo, The Good, the Bad and the Unnecessary: A Scorecard for Financial Regulations in Canada (C.D. Howe Institute, 2024), https://www.cdhowe.org/sites/default/files/2024-07/Commentary_664_0.pdf

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The OSC’s ongoing work to modernize the dispute resolution framework to provide Ontario investors with an agile and binding dispute resolution framework through the Ombudsman for Banking Services and Investments (OBSI).

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The government is now proposing to enable the Canadian Public Accountability Board (CPAB) to implement new disclosure rules to strengthen transparency and accountability of CPAB inspections of audit firms.

•	The government is also requesting that the OSC reviews its Offering Memorandum exemption, also known as OM exemption, to provide further capital formation opportunities.

Increasing Capital Formation

The government is encouraged by the OSC’s recently launched consultation on improving retail investor access to long-term asset investments. The consultation proposes a new investment fund category, the Ontario Long-Term Asset Fund, which would allow Ontarians to invest in assets they may not traditionally have access to and that could allow for retail investors to participate in capital-intensive projects, while enabling businesses to raise capital for growth.

The government supports the ongoing work by the OSC and the Canadian Investment Regulatory Organization (CIRO) to explore opportunities for strengthening Ontario’s short-selling framework and is looking forward to reviewing the findings of the CIRO working group.

Chapter 1: Building Ontario for You

Building Infrastructure, Highways and Transit in Your Communities

The strong growth of Ontario’s economy and population is putting extraordinary pressure on the province’s infrastructure. This, paired with years of underinvestment in these assets, has led to congestion and gridlock that costs families hours a week and is a drag on the economy. This is why the government remains focused on implementing the most ambitious capital plan in Ontario’s history. This historic infrastructure investment includes more than $191 billion over 10 years in highways, transit and other community infrastructure that the people of Ontario depend on. Still, there is more work to be done, and the government will continue to explore all available options to meet the needs of the economy and the people.

Getting Shovels in the Ground

The Building Ontario Fund Is Open for Business

The province requires more infrastructure than Ontario taxpayers alone can afford to finance. As the government moves forward with Ontario’s Plan to Build, the Building Ontario Fund (the Fund) is attracting capital from trusted Canadian institutional investors to help finance critical infrastructure projects across the province. This includes creating opportunities for pension funds to put their members’ investments to work right here in Ontario.

Section A: Building Ontario

In its first year, the Fund has focused on achieving operational independence in order to move quickly to advance its mandate. The Fund recently announced its inaugural Chief Executive Officer and is recruiting other key executives. The Fund is developing a detailed investment framework to make meaningful investments in infrastructure and has an expert Board of Directors overseeing governance, operationalization, and execution of projects.

The Fund is advancing discussions with institutional investors, project proponents and government ministries. It now has a robust pipeline of outcome-focused projects in priority areas of energy, affordable housing, long-term care, municipal and Indigenous community infrastructure, and transportation, mobilizing institutional capital and prioritizing public benefits for the people of Ontario. Potential near-term investment opportunities include affordable student housing, energy, and long-term care projects.

Helping Municipalities and Communities Build Ontario

Ontario recognizes that municipalities are critical partners in delivering important local services and that by working together, the province and municipalities will build up Ontario’s communities and move its economy forward. Rising costs and historic underinvestment have made it hard for cities and towns to maintain roads, provide water, tackle congestion, fight crime and attend to the mental health needs of their residents.

In response, Ontario has taken meaningful actions to support and strengthen local communities with record investments in the municipal sector. In fact, from 2019 to 2023, key provincial support to municipalities grew by over 45 per cent. In 2023 alone, the government provided almost $10 billion through key programs. These investments include nearly $654 million annually through the Homelessness Prevention Program; increasing land ambulance funding to municipalities by an average of 6 per cent per year; investing almost $380 million through the Ontario Gas Tax Program to help municipalities operate and improve local transit; and investing an additional $1 billion for the Ontario Community Infrastructure Fund over five years, starting in 2022.

The province is supporting municipalities to enable housing growth through the Housing-Enabling Water Systems Fund (HEWSF), the Municipal Housing Infrastructure Program (MHIP), and the Building Faster Fund (BFF). The province is also investing $378 million to open 19 new Homelessness and Addiction Recovery Treatment (HART) Hubs and will add up to 375 supportive housing units as part of a comprehensive system of care that prioritizes community safety, recovery and prevention.

Looking ahead, the government will continue to work with municipalities to build more housing, support economic growth and further strengthen Ontario’s communities.

Chapter 1: Building Ontario for You

Supporting Ontario’s Largest Economic Centres

Toronto and Ottawa are unique economic engines in the provincial and national economies that face pressures and challenges that require additional support from all levels of government.

Through the New Deal with Toronto, Ontario is investing up to $1.2 billion in operating funding as well as significant capital supports to help achieve long-term financial sustainability for the city. Similarly, the Ontario–Ottawa agreement recognizes Ottawa’s unique social and economic challenges as the nation’s capital and Eastern Ontario’s economic hub, having faced a slower rebound from the effects of the pandemic. Through this agreement, Ontario is investing up to $543 million in the city.

These investments will benefit all the people of Ontario and strengthen the economy by helping to ensure the long-term growth, prosperity and public safety of these cities.

Supporting Small, Northern and Rural Communities

The government is committed to supporting the economic vitality and sustainability of Ontario’s small, Northern and rural municipalities. The government has heard about the financial challenges these municipalities face in delivering services to their communities. This is why the government will be increasing the Ontario Municipal Partnership Fund (OMPF) by $100 million over the next two years, bringing total funding provided through this program to $600 million by 2026. In 2025, municipalities will benefit from an immediate $50 million increase to the OMPF — the province’s main general assistance grant to municipalities.

The government plans to engage with municipalities on this important program. Beginning in the winter of 2025, the Ministry of Finance intends to consult with municipalities about their priorities for the program, as well as the implementation of a reporting framework in order to gain a better understanding of how the OMPF is supporting local communities.

Section A: Building Ontario

Expanding High-Speed Internet Access to Unserved and Underserved Communities

The government is investing nearly $4 billion to provide access to high-speed internet to every community across the province by the end of 2025. As of September 2024, over 100,000 previously unserved and underserved homes and businesses now have access to high-speed internet. High-speed internet allows people to access vital services like health care, learn from home, enhance their business, participate in the agricultural sector and connect with loved ones.

Multiple programs and initiatives are being used to meet this goal, many of which are well underway already, providing access to internet service and better cellular connectivity, including:

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Awarding contracts to eight internet service providers, through the provincial Accelerated High-Speed Internet Program, which represents a diverse selection of local, regional and national carriers, to bring access to high-speed internet to unserved and underserved areas;

•	Advancing the Improving Connectivity for Ontario program and Universal Broadband Fund through co-funded projects with the Government of Canada;

•	Improving cellular access to numerous rural communities in Eastern Ontario with a provincial investment of $71 million in the Eastern Ontario Regional Network;

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Investing more than $63 million in the Southwestern Integrated Fibre Technology (SWIFT) project to bring high-speed internet access to over 66,000 more homes, businesses and farms across Southwestern Ontario. To date, all 97 SWIFT projects are complete and in service;

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Investing $34 million in the SWIFT 2.0 project to capture additional premises within close proximity to work completed as part of SWIFT to provide high-speed internet access to a further 3,000 homes in Southwestern Ontario; and

•	Investing $10.9 million to bring improved internet access to rural and First Nation communities across Northern Ontario.

Chapter 1: Building Ontario for You

Rebuilding Ontario Place

The rebuilding of Ontario Place is expected to create up to 5,000 construction and operations jobs and attract up to six million visitors annually. Anchor tenants will bring exciting family-friendly entertainment and activities to the site. The government is also working with Live Nation to create a year-round concert venue at Ontario Place. Once complete, Live Nation’s brand-new amphitheatre will welcome more fans to an all-season venue by increasing its capacity to up to 20,000 people while also protecting the much-loved amphitheatre lawn.

Therme Canada will create an all-season, family-friendly waterpark and wellness attraction that will include approximately 16 acres of new, publicly accessible parkland space, which will more than double the size of the existing Trillium Park.

In 2023, the province updated its development application to the City of Toronto to include:

•	Approximately 50 acres of free parks, increased access to the waterfront, as well as public and green spaces for everyone to enjoy;

•	A new, modernized Ontario Science Centre to be integrated with the preserved and upgraded Cinesphere and Pod complex;

•	Additional waterfront programming, activity and play zones, and Indigenous elements and features throughout the site, as well as proposed Indigenous educational and programming opportunities;

•	Public parking that will serve visitors across the site; and

•	Improved mobility options such as upgrades to pedestrian bridges over Lake Shore Boulevard.

In May 2024, a Request for Qualifications was issued to identify a team that will design, build, finance and maintain the new Ontario Science Centre facility located at Ontario Place. The new state-of-the-art Ontario Science Centre facility will feature approximately 15 per cent more exhibit space than the previous site and will include interactive spaces for families, students and visitors to enjoy science-based exhibits and educational programming.

Section A: Building Ontario

Funding Infrastructure to Build More Homes

One of the greatest barriers to building more homes is the need for more infrastructure connections, such as water, wastewater, electricity and roads. This is why the government is working with municipalities to invest nearly $2 billion in housing-enabling infrastructure funding to help build more homes across Ontario. This funding includes $1.22 billion for the Housing-Enabling Water Systems Fund and $725 million for the Municipal Housing Infrastructure Program. This funding complements existing and ongoing provincial investments in housing- and community-enabling infrastructure, including the Building Faster Fund and the Ontario Community Infrastructure Fund.

Supporting Municipalities with the Building Faster Fund

The province continues to work with municipalities as part of Ontario’s commitment to help unlock housing opportunities and support growing communities.

Announced in August 2023, the Building Faster Fund is designed to encourage municipalities to address the housing crisis. The fund rewards eligible municipalities that make significant progress against housing targets by providing funding for housing-enabling and community-enabling infrastructure. Funding is provided to eligible municipalities that have reached at least 80 per cent of their provincially assigned housing target for the year, with increased funding for municipalities that exceed their target. To date, municipalities have been awarded more than $260 million from the Building Faster Fund for their performance against their 2023 housing targets.

Chapter 1: Building Ontario for You

Implementing the Housing-Enabling Water Systems Fund

To enable the construction of more homes, the government increased investments for the Housing-Enabling Water Systems Fund (HEWSF) to $1.22 billion to help more municipalities repair, rehabilitate and expand drinking water, wastewater and stormwater infrastructure. The increased investment helps to respond to the significant demand for investments in water and wastewater infrastructure and includes $120 million from the Building Faster Fund that was reserved for small, rural and Northern communities.

Under the first intake for HEWSF, the province is investing $970 million in 54 water infrastructure projects across 60 municipalities that will help enable the construction of approximately 500,000 new homes across Ontario. The second intake of applications for $250 million was launched on August 14, 2024, and closes on November 1, 2024.

Supporting the Regional Municipality of York

The province is providing nearly $140 million through HEWSF to expand the York Durham Sewage System, the Aurora Sewage Pumping Station and other wastewater infrastructure improvements in the Towns of Aurora, East Gwillimbury and Newmarket. These improvements will enable an estimated 8,000 housing units in the Regional Municipality of York.

Ontario is also providing municipalities with improved and flexible borrowing terms for housing-enabling water projects under Infrastructure Ontario’s loan program. This lending stream would provide options to municipal partners, including small, rural and Northern municipalities. Options include deferred interest payments until projects are substantially complete, longer loan terms, more flexible repayment terms, and lower administration costs.

Launching the Municipal Housing Infrastructure Program

Building more homes is critical to Ontario’s economy and requires enabling infrastructure beyond just water. This is why the government announced the Municipal Housing Infrastructure Program (MHIP) to support core infrastructure projects. On August 20, 2024, the government launched the $400 million Housing-Enabling Core Servicing Stream for road and bridge infrastructure projects to enable more housing. This MHIP stream closed on October 18, 2024, and successful applicants will be notified in the coming months.

Section A: Building Ontario

Lowering Taxes on Purpose-Built Rental Housing

Ontario welcomes the federal government’s decision to listen to Ontario’s long-standing call to provide Harmonized Sales Tax (HST) relief on new purpose-built rental housing projects.

The Ontario government has worked with the federal government to remove the full 8 per cent provincial portion of the HST on qualifying new purpose-built rental housing. Federal and provincial measures taken together remove the full 13 per cent HST on qualifying new purpose-built rental housing in order to get more rental homes built across the province.

The provincial portion of the HST is removed through the Ontario HST rebate for purpose-built rental housing, which is an enhancement of the HST new residential rental property rebate. The enhanced rebate applies to new purpose-built rental housing such as apartment buildings, student housing and senior residences built specifically for long-term rental accommodation and that meet eligibility criteria. The enhanced rebate applies to qualifying projects where construction began after September 13, 2023, but before 2031, and is substantially completed before 2036.

In addition, to further encourage the development of purpose-built rental properties, the government announced in the 2024 Budget that it is providing municipalities with the flexibility to set their own reduced property tax rates on new multi-residential rental properties. The Regional Municipality of York has already indicated that it plans to provide a reduced rate for these properties in 2025.

Chapter 1: Building Ontario for You

Building Roads and Highways to Fight Gridlock

The costs of congestion are real. Time stuck in traffic is one of the least productive parts of people’s day-to-day lives. It keeps people away from their families and delays the movement of goods for businesses. The Toronto Region Board of Trade estimates that gridlock costs the regional economy $11 billion every single year.

This is why the government is implementing the most ambitious capital plan in the province’s history, allowing Ontario to implement solutions for today, while exploring more options for the future. This includes investing $27.8 billion over the next 10 years to connect communities, fight gridlock and keep goods and people moving across the province. The Ontario Highways Program features 635 expansion and rehabilitation projects that are either underway or planned over the next four years. In 2024–25 alone, Ontario is investing almost $3.9 billion towards projects that will expand and repair provincial highways and bridges. The government is also ensuring that roads are being shared effectively and safely by enhancing oversight for new bike lanes.

Getting shovels in the ground on roads and highway projects today will help meet the future needs of a growing province, improve travel options, tackle gridlock and drive economic growth.

Highway 413

By 2051, the population in the Greater Golden Horseshoe is expected to reach nearly 15 million, growing by approximately one million new residents every five years. There is a pressing need for new highways to prepare for this growth and to help alleviate congestion on Highway 401 in what is already one of the busiest corridors in North America.

Ontario continues to move ahead with building Highway 413, a new 52-kilometre (km) 400-series highway to better connect the highway network across Halton, Peel and York Regions. The province is currently completing preliminary design of the whole corridor. The province has started expediting land acquisitions. In addition, the province is planning for the release of the first early works construction contracts to begin building Highway 413 in 2025, subject to all necessary approvals.

During construction, Highway 413 is expected to contribute $350 million to the province’s real GDP and support up to 3,500 jobs each year. Once completed, Highway 413 will save drivers up to 30 minutes each way on their commute during rush hour and keep goods and the economy moving.

Section A: Building Ontario

Chapter 1: Building Ontario for You

Bradford Bypass

Ontario is helping prepare York Region and Simcoe County for rapid population growth in the next 10 years by building the Bradford Bypass, a new four-lane highway to relieve congestion on existing east-west local roads and connect Highways 400 and 404. The new 16-kilometre highway will relieve gridlock, save commuters time, and keep goods moving across the Greater Golden Horseshoe.

In May 2024, the government awarded a contract for detail design of the west section of the Bradford Bypass, which will run 6.5 kilometres from Highway 400 to Simcoe County Road 4. In summer 2024, construction began on Highway 400 and the Simcoe County Road 88 bridge and interchange, which includes constructing a new southbound lane on Highway 400 that will connect to the future Bradford Bypass.

Once complete, the Bradford Bypass will save drivers an estimated 35 minutes in travel time compared to using local roads. During construction, the project is expected to create up to 2,200 jobs per year and contribute up to $286 million to the province’s GDP.

Section A: Building Ontario

Expanding Highway 401

The Highway 401 corridor between the Greater Toronto Area (GTA) and Quebec is a crucial economic link within Ontario and between Ontario, Eastern Canada and the United States, handling about 11,000 trucks daily with goods valued up to $434 million.

The government is moving ahead with bridge replacements in Port Hope that will accommodate future widening of Highway 401. The government is also undertaking work to accommodate future expansion of Highway 401 in Durham Region. In summer 2024, construction began on the replacement of the Wilson Road overpass in the City of Oshawa. The new overpass will lay the groundwork for future widening of Highway 401.

This builds on the previous improvements of additional lanes on Highway 401 from Mississauga to Milton and from Highway 8 to Townline Road in Cambridge and helps tens of thousands of drivers daily in reaching their destinations faster and getting goods to market sooner.

Exploring a Highway 401 Tunnel Expressway

In addition to the work already being done to upgrade and expand the province’s 400-series highways, the government is exploring innovative options to tackle congestion. This is why, in September 2024, the government announced the launch of a feasibility study of a new driver and transit tunnel expressway under Highway 401. The feasibility work will examine various options to increase Highway 401 capacity, analyze the economic benefits both in the short and long term, as well as the project’s impact on reducing gridlock.

Twinning the Queen Elizabeth Way Garden City Skyway

The Queen Elizabeth Way (QEW) Garden City Skyway Bridge Twinning project includes construction of a new bridge on the QEW over the Welland Canal, connecting the City of St. Catharines to the Town of Niagara-on-the-Lake.

In April 2024, the government issued a Request for Proposals (RFP) to advance the project and invited five pre-qualified teams to bid on the project. This section of the highway supports tourism in Niagara Region, improves access to the Niagara District Airport and supports the province’s supply chain by linking the international border crossings at Niagara Falls and Fort Erie with the Greater Golden Horseshoe. The new and expanded Garden City Skyway will lead to less congestion and faster travel for people in the growing Niagara Region. The contract is expected to be awarded in spring 2025.

Chapter 1: Building Ontario for You

Building Highway 7

Construction of the new Highway 7 between Kitchener and Guelph will provide relief to the gridlocked Highway 401 and connect the fast-growing urban centres of Kitchener, Waterloo and Guelph.

The government is advancing the project with activities that include replacement of the Frederick Street bridge in Kitchener, environmental field work, and other engineering work to support construction of the remainder of the corridor.

Additionally, the government is moving forward with planning and design work to expand Highway 7 from two to four lanes from west of Reesor Road in Markham, east to Brock Road in Pickering, to support the development of the City of Pickering’s Innovation Corridor. This will ensure Highway 7 is a continuous four-lane highway from Markham to Pickering, supporting the movement of goods and people in the region.

Investing in Highways in Southwestern Ontario

The government is continuing to improve road safety and keeping people and goods moving in Southwestern Ontario by starting construction to widen Highway 3 between Essex and Leamington.

The government has also procured a design consultant to complete Environmental Assessment and Preliminary Design for a new interchange connecting Highway 401 to the future Lauzon Parkway extension.

Advancing these critical transportation projects will increase economic growth and trade opportunities across Ontario’s border.

Section A: Building Ontario

Building Highways for Northern Ontario

The government is investing in highways in the North to improve road safety, connect communities, and unlock economic opportunities. Projects include:

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Replacing the Little Current Swing Bridge on Highway 6 in the Town of Northeastern Manitoulin and the Islands. The planning, preliminary design and Environmental Assessment have been completed and the project is proceeding with the next steps — property acquisition, right-of-way designation and detail design.

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Working to increase passing opportunities on highways in Northeastern Ontario. This includes innovative designs such as a 2+1 highway, which is a three-lane highway with a centre passing lane that changes direction approximately every two to five kilometres.

Chapter 1: Building Ontario for You

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Expanding Highway 11/17 from two to four lanes between Thunder Bay and Nipigon, including from east of Highway 587 for 14.4 kilometres and from west of Highway 582 to Coughlin Road for 8.3 kilometres. These two projects are part of a larger series of projects to widen over 100 kilometres of the highway between Thunder Bay and Nipigon.

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Widening Highway 17 from Kenora to the Manitoba border. Section 1, which includes a 6.5-kilometre segment from the Manitoba border easterly to west of Highway 673, will be completed in fall 2024. The broader project will widen Highway 17 from two to four lanes for approximately 40 kilometres.

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Supporting renewed partnerships with Animbiigoo Zaagi’igan Anishinaabek, Aroland First Nation, Ginoogaming First Nation and Long Lake #58 First Nation to build and improve highway infrastructure that will help connect more First Nation communities to the province’s highway network. This work includes maintenance and upgrades to Highway 584 and Highway 11, with work starting this construction season.

Section A: Building Ontario

Building Capacity and Enhancing Road Safety Across Ontario

As part of the 635 expansion and rehabilitation projects planned or underway over the next four years of the Ontario Highways Program, the government is building capacity and enhancing road safety for travellers in every region of the province by:

•	Continuing with construction of 10 new highway rest areas and rehabilitation of 14 existing rest areas, as announced in 2021, to better serve travellers along the provincial highway system;

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Completing work to replace 11 bridges in five locations along Highway 417 in Ottawa. This work includes the rapid replacement of both eastbound and westbound bridges from Island Park Drive to Kent Street. Preliminary and detail design work is underway for the replacement of additional bridges along the Ottawa Queensway, with the next construction project expected to begin in 2025; and

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Improving Highway 401 near Kingston by resurfacing sections of the eastbound and westbound lanes on Highway 401 from Westbrook Road to Highway 15, along with all four ramps at the Sir John A. Macdonald interchange.

Chapter 1: Building Ontario for You

Table 1.1

Recently Completed Highway Projects

Northern

•	Resurfacing of Highway 11, from 17.4 km north of the west junction of Highway 583 to Highway 663.

•	Resurfacing of Highway 101 from Highway 7172 (Foleyet) westerly.

•	Resurfacing of Highway 69, from 2.3 km south of the Nelson Road Interchange to 1.3 km south of Crown Ridge Road, Sudbury.

•	Rehabilitation of Highway 631 and Highway 11, west of Highway 631 easterly.

Southwestern

•	Highway 3 pavement rehabilitation from Cayuga to Haldimand Road 56, Canfield.

•	Highway 401 Wonderland Road interchange South Ramp Terminal, traffic signals.

•	Highway 402 Kerwood to Hickory Drive – safety improvements.

•	Highway 402 pavement resurfacing, Middlesex Road 2 (Longwoods Drive) to Colonel Talbot Road, Middlesex County.

Eastern

•	Bay of Quinte Skyway Bridge: Bridge rehabilitation to serve as an important connection to Highway 401 for Prince Edward County.

•	Highway 17 – Harvey Creek Road to Stonecliffe resurfacing.

•	Highway 401 – County Road 2 to Maitland Road, eastbound/westbound resurfacing.

•	Middle Road Maintenance Patrol Yard – New Building/Garage (located off Highway 401 and Highway 15 interchange, Kingston).

Central

•	Highway 404 widening and new High Occupancy Vehicle (HOV) lane from Highway 407 to Stouffville Road.

•	QEW/Highway 403 Freeman Interchange bridge rehabilitations.

•	Highway 403 at Trinity, Shaver and Alberton Roads and Sunnyridge bridge rehabilitations and roundabouts (anticipated completion October 2024).

•	Highway 7 Silver Creek and Credit River bridge rehabilitations.

 Source: Ministry of Transportation.

Bay of Quinte Skyway Bridge

In August 2024, the government completed major improvements to the Bay of Quinte Skyway Bridge that serves as an important connection to Highway 401 for communities in Prince Edward County and hundreds of thousands of tourists who visit every year. The project included the replacement of the bridge deck, repairs and reconstruction of bridge supports and widening of bridge shoulders to increase safety for vehicles and pedestrians crossing between Prince Edward County and Tyendinaga Mohawk Territory. With both lanes now open, the bridge will help support the region’s growing businesses and economy.

Section A: Building Ontario

Fighting Gridlock by Requiring Municipalities to Get Approval for New Bike Lanes

The government is helping drivers move faster and bringing balance back to bike lane decisions by introducing legislation that would, if passed, allow the province to remove existing bike lanes, and require municipalities to receive approval from the province before installing new bike lanes that would result in the removal of lanes for traffic.

Building Transit

Ontario cannot tackle gridlock with roads and highways alone. Public transit projects are also vital to support the province’s economy and connect more people to jobs and housing. Transit investment has not kept up with growth, which is why the province is leading the largest expansion of public transit in North America. But there is more work to be done as Ontario’s cities and towns continue to grow at historic rates.

Expanding GO Transit Services

To better connect growing communities across the Greater Golden Horseshoe, the government is continuing to expand and build better GO train and GO bus services to make it easier and faster for people to get where they need to go.

Expanding GO Service in Milton

The government is delivering fast, frequent GO rail service on the Milton GO Line by adding two train trips every weekday and advancing the planning and design work for future two-way, all-day service. This expansion will support the growing communities of Mississauga and Milton by connecting more people to transit, jobs and housing across the Greater Golden Horseshoe.

Ontario continues to invest in service and capacity improvements across the core network to bring two-way, all-day GO Transit service with faster trains, more stations and better connections.

The government has moved ahead with the largest GO train service expansion in more than a decade by adding more than 300 trips per week on the Milton, Lakeshore West, Lakeshore East, Kitchener and Stouffville lines.

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Kitchener GO Line: To enable two-way, all-day service on the Kitchener Line, improvements are being made to stations and the railway corridor. In Guelph, work on the new train platform will be completed in 2024.

Chapter 1: Building Ontario for You

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Bloor GO Station: In May 2024, construction began on the new pedestrian tunnel connecting the Bloor GO/UP Express Station and the Toronto Transit Commission’s Dundas West Station. This connection will encourage travellers to choose to combine GO Transit or UP Express trips with TTC subway, streetcar or bus services, and support the growth of a more interconnected regional rapid transit network.

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Caledonia GO Station: In October 2024, a contract was awarded for the construction of the new Caledonia GO Station on the Barrie Line. This new station will provide seamless connections between trains on the Barrie Line, the Eglinton Crosstown Light Rail Transit (LRT), and TTC buses — providing better transit within the region.

Section A: Building Ontario

Building Subways

Work is underway on all four of Ontario’s priority subway projects. The government is closer to providing better travel options, alleviating gridlock on the roads and creating thousands of good, local jobs.

The combined subway projects will support more than 16,000 jobs annually during construction over the next decade. Shovels are in the ground and recent milestones include:

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Ontario Line: Construction is now underway across the entire Ontario Line, marking a significant milestone in the province’s plan to bring nearly 230,000 people within walking distance of fast and convenient public transit. The government has officially broken ground at Pape Station, marking the start of construction to build a new interchange station, connecting the Ontario Line with TTC Line 2 (Bloor–Danforth). The government has also broken ground at the King-Bathurst, Queen-Spadina and Moss Park Stations. In January 2024, Metrolinx and Infrastructure Ontario (IO) entered into the development phase with the preferred proponent for the Pape Tunnel and Underground Stations and the Elevated Guideway and Stations contracts. The project will provide significant relief from crowding throughout the existing transit network, with 388,000 daily boardings expected, and will reduce traffic congestion with 28,000 fewer cars on the road expected daily.

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Scarborough Subway Extension: The project is expected to handle 105,000 daily boardings and provide transit access within walking distance to 38,000 more people. The Stations, Rail and Systems Contract development phase with the preferred proponent continues to progress. This contract includes design and construction of three new underground stations and bus terminals at each station.

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Yonge North Subway Extension: In December 2023, the government issued an RFP for the Advance Tunnel Contract that includes work to design, build and finance the construction of tunnels. The advance tunnelling RFP has been issued to shortlisted bidders for design, build and finance proposals. Early upgrade work at Finch Station, where the Yonge North Subway Extension will connect with existing Line 1 service, is now substantially complete. The upgrades set the stage for major construction of the subway extension to Richmond Hill and Markham.

Chapter 1: Building Ontario for You

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Eglinton Crosstown West Extension: Tunnelling of the western underground portion of the Eglinton Crosstown West Extension has finished, marking a significant milestone in the project. As of June 24, 2024, major tunnelling for the Advance Tunnel Contract 1 is complete and both tunnel boring machines have been extracted. Contracts were awarded for the elevated guideway portion in December 2023 and the Advance Tunnel 2 project in February 2024. In March 2024, a Request for Qualifications was issued for the design and construction of seven stations along the Eglinton Crosstown West Extension.

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Proposed Sheppard Subway Extension: The government is advancing planning and conducting community consultations on options to extend rapid transit both east and west of the existing TTC Line 4, which would improve transit connections in Toronto’s north end and make it easier and faster for people to get around Toronto and the GTA.

Section A: Building Ontario

Building and Expanding Light Rail Transit

The government is bringing fast, reliable transit projects to help reduce travel times and create more transit options, including:

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Finch West LRT: The project has reached a number of important milestones with the completion of all major construction, including all stations and stops. The project is now undergoing testing and commissioning in preparation for revenue service. This LRT from Humber College to Finch West Station will give those in Northwest Toronto a transit system that offers more choices to travel, cuts down on travel time and increases transit reliability.

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Eglinton Crosstown LRT: Since spring 2024, significant progress has been made towards the goal of opening the line. Nearly all occupancy permits have been received from the City of Toronto. The project is currently in the testing and commissioning phase, which will ensure the line works safely and reliably for customers.

•	Hamilton LRT: Progress continues to be made on the enabling works program, including utility relocations in preparation for future stages of construction.

Hazel McCallion Light Rail Transit Extension

The province is committed to providing more transit options to connect people to good-paying jobs and housing in the rapidly growing cities of Mississauga and Brampton. The government designated the Hazel McCallion LRT Extensions into downtown Brampton and downtown Mississauga as a priority transit project, allowing work to advance as quickly as possible.

A downtown loop will connect the City of Mississauga’s Square One District, and a Main Street extension will bring the LRT into downtown Brampton along the Hurontario-Main transit corridor. The planning and design activities for the extensions are underway as the construction of the Hazel McCallion LRT continues.

Chapter 1: Building Ontario for You

Bringing Back the Northlander

Ontario is delivering on its promise to restore passenger rail service to Northern Ontario. The Northlander train will provide a safe and reliable transportation option for Northern communities.

As part of this commitment, Ontario has purchased three new trainsets for the reinstated service. In May 2024, the government awarded three contracts to design and manufacture nine new station shelters, enhance rail safety and complete warning system upgrades, with construction underway.

The Northlander train will provide improved access to essential services such as health care and education, while supporting economic prosperity and tourism in the region, as well as strengthening the connection between Northern and Southern Ontario.

Launch of the Ontario Transit Investment Fund

The government has officially launched the Ontario Transit Investment Fund (OTIF). This new, annual fund of $5 million will address transit service gaps by supporting the startup and growth of transit services in unserved and underserved communities across the province. OTIF will include an ongoing application-based intake. Through OTIF, municipalities, Indigenous communities and non-profit organizations will lead project teams consisting of key partners to develop integrated, coordinated and sustainable transit services.

Section B: Working for You

Section B: Working for You

Keeping Costs Down

Households across the province are struggling to make ends meet. Inflation, high interest rates and the federal carbon tax have increased the cost of living and put pressure on families, workers and seniors trying to afford everyday expenses like housing, utilities and transportation.

The government recognizes that this is a challenging time for many people in Ontario. This is why the government is not raising taxes and is putting more money back into people’s pockets to make life more affordable.

Putting Money Back in Your Pocket

The government is providing over $11.9 billion in relief to individuals and families across Ontario by lowering taxes and making it less expensive to take transit, drive a car, and attend postsecondary education, while increasing support for seniors with low income and keeping energy costs down.

Providing a Taxpayer Rebate

Life is expensive for families in Ontario, due to rising prices, high interest rates, and the federal carbon tax. At the same time, higher economic growth, inflation and federal tax changes have resulted in a projected increase in government revenues. This projected revenue increase is expected to help reduce the province’s deficit while providing an opportunity to put money back into people’s pockets, at this time of need.

The government is proposing to provide a $200 taxpayer rebate to all adult Ontario tax filers who have filed their 2023 Income Tax and Benefit Return by December 31, 2024.

In addition, the government understands that affordability is even more of a strain for families with children. This is why Ontario is proposing to provide an additional one-time $200 taxpayer rebate for each eligible child under age 18 to those families who qualify for a Canada Child Benefit (CCB) payment for 2024.

The one-time taxpayer rebate would provide $3.0 billion in support for about 12.5 million adults in Ontario and 2.5 million children. Cheques would begin to be sent out in early 2025.

For Ontario families with children who did not receive the CCB for 2024, the government would provide an opportunity for a one-time $200 taxpayer rebate per child through an alternative process.

Chapter 1: Building Ontario for You

Martha and Sheelah filed their 2023 Income Tax and Benefit Returns in spring 2024. They have three children under the age of 18 and receive the Canada Child Benefit. This family would receive cheques totalling $1,000 from Ontario’s one-time taxpayer rebate in early 2025.

See the Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

Continuing to Extend the Temporary Gasoline Tax and Fuel Tax Rate Cuts

In spring 2022, the Ontario government announced it would temporarily cut the gasoline tax rate by 5.7 cents per litre and the fuel (diesel) tax rate by 5.3 cents per litre. Statistics Canada had previously noted that the province’s rate cut was a contributor to the decline in gas prices in Ontario in July 2022, helping to lower consumer price inflation.1

To continue to provide relief, the government is proposing to extend these temporary rate cuts for a fourth time, so that the rate of tax on gasoline and fuel (diesel) would remain at 9 cents per litre until June 30, 2025. This would save Ontario households $380, on average, over the three years since July 2022. This relief is especially important as the federal carbon tax is set to increase again on April 1, 2025.

See the Annex: Details of Tax Measures and Other Legislative Initiatives for more information.

Keeping Transit Costs Down

Ontario is keeping costs down for public transit riders through One Fare, which will save daily riders on participating systems an average of $1,600 each year. Since February 2024, transit riders only pay once to transfer between transit systems in the Greater Toronto Area (GTA). This is expected to lead to over eight million new rides every year. One Fare builds on improvements the government made in 2022 and will make cross-boundary travel more affordable and convenient for students, seniors and other commuters.

[1]	Statistics Canada, The Daily: Consumer Price Index, July 2022.

Section B: Working for You

Section B: Working for You Chart 1.7 One Fare Program Barrie Transit Bradford West Gwillimbury Transit TransHelp Specialized Transit for Peel Region Milton Transit Guelph Transit Grand River Transit Durham Region Transit York Region Transit Caledon Serviced by Brampton Transit Brampton Transit Hamilton Street Railway TTC MiWay Oakville Transit Burlington Transit Key Information Ontario’s One Fare Program allows transit riders to only pay once when making connecting transit trips between: a participating municipal transit agency and GO Transit, and the TTC and GO Transit, Brampton Transit, Durham Region Transit, MiWay and York Region Transit. The One Fare Program enables cost-savings to make transferring between transit agencies easier for customers. Over 90 per cent of transit riders in the Greater Golden Horseshoe region have access to the One Fare Program. Source: Ontario Ministry of Transportation, October 16, 2024. 81

Chapter 1: Building Ontario for You

Banning Road Tolls

Ontario is keeping costs down for drivers by banning any new tolls on new and existing provincial highways. This ban would also apply to the Don Valley Parkway and the Gardiner Expressway once uploaded to the province. The government already removed tolls on Highways 412 and 418 in April 2022. Removing tolls on these highways is expected to save drivers $68 million between 2022 and 2027.

Consistent with the Get It Done Act, 2024, the proposed Highway 401 tunnel expressway would not be tolled.

Eliminating Licence Plate Renewal Fees and Stickers

The government put money back in people’s pockets in 2022 by refunding eligible licence plate renewal fees paid since March 2020 for nearly eight million vehicle owners in Ontario. The government also eliminated licence plate renewal fees and plate stickers on a go-forward basis for passenger vehicles, light-duty commercial vehicles, motorcycles and mopeds that are owned by individuals, a company or business, resulting in savings of $600 for the average household to date. Ontario is making life easier and more convenient by becoming the first jurisdiction in North America to introduce automatic licence plate renewals. The change came into effect on July 1, 2024, and will save vehicle owners time, amounting to more than 900,000 hours every year.

To further keep costs down, through the Get It Done Act, 2024, the government froze fees for driver’s licences and Ontario Photo Cards, saving drivers an estimated $66 million over five years.

Keeping Electricity Costs Down

The government continues to ensure energy bills remain affordable, stable and predictable by providing rate relief for eligible households, small businesses and farms through the Ontario Electricity Rebate (OER). The government also provides targeted electricity bill relief for eligible low-income households and on-reserve First Nation consumers, as well as eligible rural or remote customers. The Ontario Electricity Support Program (OESP) provides a monthly on-bill credit to assist low-income households to manage their electricity costs. The First Nations Delivery Credit provides a credit equivalent to the delivery charge on First Nations residential customers’ electricity bills. The Rural or Remote Rate Protection (RRRP) and the Distribution Rate Protection (DRP) programs provide a rate subsidy to eligible rural or remote residential customers and specified residential customers who are served by eight local distribution companies with higher distribution costs, respectively.

Section B: Working for You

Keeping Costs Down by Extending the Tuition Freeze

The government understands the importance of supporting access to affordable postsecondary education. As announced in the 2024 Budget, the province is extending the tuition fee freeze at publicly assisted colleges and universities for at least three more years. Institutions will maintain the flexibility to increase tuition by up to 5 per cent for out-of-province domestic students. Since the 10 per cent reduction in tuition and the subsequent freeze were introduced, Ontario students and parents have saved an estimated average of $1,600 per year to attend a university and $350 per year to attend a public college, compared to what they would have paid under the previous government’s policy.

Ontario is focused on supporting the postsecondary education sector in delivering high quality educational experiences in an efficient, accountable and transparent manner, which is why in the 2024 Budget, the government also announced nearly $1.3 billion in funding to help stabilize Ontario’s colleges and universities, while maintaining the tuition fee freeze to keep costs down for Ontario students and parents.

Providing Financial Support to More Seniors

To ensure that more seniors who need financial help get it, the government expanded the Ontario Guaranteed Annual Income System (GAINS) program and indexed the GAINS benefit to inflation.

As of July 2024, the maximum benefit increased to $87 per month for eligible single seniors and to $174 per month for couples. Going forward, the benefit will be adjusted to inflation annually.

Also in July, the annual private income eligibility threshold increased from $1,992 to $4,176 for single seniors, and from $3,984 to $8,352 for couples.

These changes will see up to 100,000 more low-income seniors receive payments, representing an approximate 50 per cent increase in recipients.

Chapter 1: Building Ontario for You

Saving Individuals and Families Nearly $12 Billion in 2024–25

Since 2018, the government has acted early to make life more affordable for individuals and families across Ontario.

Select actions taken to date, summarized in Chart 1.8, will total $11.9 billion in relief for families and individuals in the 2024–25 fiscal year.

Section B: Working for You

Helping to Increase Housing Supply and Affordability

The government is taking action to make more homes available to the people of Ontario, supporting lower taxes on affordable rental housing, and increasing homebuyer protections.

Supporting a Fair and Affordable Property Tax System

The government is continuing to review the property assessment and taxation system, focusing on fairness, affordability, business competitiveness, and modernized administration tools. Provincewide property tax reassessments will continue to be deferred until this work is complete.

Through this review, constructive input has been received from municipalities, business representatives, property tax professionals and other stakeholders.

While the review is underway, the government is prioritizing three areas that were identified through the consultation process:

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Affordable Rental Housing — Providing municipalities with the ability to reduce municipal tax rates on affordable rental housing through the creation of an optional property tax subclass. As well, the government will continue exploring potential assessment methodology changes for these properties.

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Student Housing — Introducing a legislative amendment that would provide consistent treatment for university-operated student housing whether the institution’s property tax status is governed by the Assessment Act or an institution-specific statute.

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Information Sharing — Undertaking work with the Municipal Property Assessment Corporation (MPAC), municipalities, and other stakeholders to enhance information sharing and develop new digital solutions, including:

•	Enabling broader municipal use of MPAC data to improve planning;

•	Evaluating new tools to help municipalities manage their assessment base;

•	Making assessment roll information available to the public through a centralized electronic platform; and

•	Authorizing digital delivery of property assessment notices.

Chapter 1: Building Ontario for You

Strengthening Consumer Protections for Homeowners and Buyers of New Homes

The government took strong action to protect consumers from significant financial harm, after becoming aware of increasing misuse of consumer Notices of Security Interest (NOSIs) by some businesses that were charging exorbitant fees to have NOSIs removed from title to consumers’ land. The Homeowner Protection Act, which received Royal Assent on June 6, 2024, bans the registration of NOSIs on title for consumer goods, deems existing NOSI registrations for consumer goods to be expired, and provides a mechanism to have those expired consumer NOSIs removed from title.

The Act also made changes that, once in effect, would provide buyers of new freehold homes with a 10-day cooling-off period, consistent with the one provided to buyers of new condominiums. During the 10-day cooling-off period, these buyers would be able to cancel their purchase agreement at any time and for any reason without fear of financial penalty. The government recently consulted on regulations that would support the implementation of the 10-day cooling-off period.

Section B: Working for You

Better Services for You

A growing province requires investments in public services. As a responsible steward of government revenue, including tax dollars, the government is doing things differently in areas that have the biggest impact for the people of Ontario, such as primary care, expanding access to fertility treatments and protecting you and your family. The province is making investments that enhance choice and access to ensure that communities and businesses continue to thrive.

Making Health Care More Connected and Convenient

Connecting People to Primary Care

Primary care serves as the foundation of a strong health care system. It provides individuals with essential, continuous and comprehensive health services that promote prevention, early intervention, and management of day-to-day health. This is why the government has announced a new task force, chaired by Dr. Jane Philpott, that will help connect every person in Ontario to primary health care within the next five years. Additionally, through the 2024 Budget, the government committed $546 million over three years to improve access to primary care. This investment will connect approximately 600,000 people to team-based primary care by expanding and creating new interprofessional care teams across the province.

Interprofessional primary care teams include a variety of health professionals — such as doctors, nurse practitioners, registered nurses and registered practical nurses, physiotherapists, social workers and dietitians — who work together to deliver comprehensive care. In addition to connecting people to care in their communities, interprofessional teams also alleviate pressure on hospital emergency departments and walk-in clinics. This proactive approach helps people stay healthier longer by creating faster access to diagnosis and treatment while reducing pressures on other parts of the health care system like emergency departments.

The government is focusing these resources on high-need areas to further its goal of ensuring every person in Ontario who wants access to a primary care provider can connect to one. Recent expansions and new teams include:

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Expansion of Couchiching Family Health Team — part of nearly $10 million to connect up to 34,000 more people in Simcoe County, Bruce County and York Region to primary care by establishing two satellite clinics serving vulnerable populations.

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Expansion of Seaway Valley Community Health Centre — part of nearly $22 million to connect more than 73,000 people to primary care in Eastern Ontario by expanding to Cornwall to help three different interprofessional teams work together and help close gaps in care for the region.

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New and Expanded Lakehead Nurse Practitioner-Led Clinic — part of more than $5 million to connect over 16,000 people to primary care in Northwestern Ontario by establishing a new satellite Nurse Practitioner-Led Clinic that will focus on mental health and addictions support and provide care for newborns as well as community paramedicine patients in the Thunder Bay area.

Chapter 1: Building Ontario for You

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New Hamilton Family Health Team — Mobile Teams — part of more than $3.1 million to connect over 14,000 people to primary care in Hamilton and surrounding communities, by leveraging three existing primary care teams to provide care to more people without access to primary care in urban and rural communities, by expanding services at fixed locations and through new mobile outreach teams.

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Expansion of Central Lambton Family Health Team — part of $6.4 million to connect over 23,000 people to primary care in the Lambton, London and Chatham-Kent regions through an expanded Family Health Team in Elgin County that will partner with another Family Health Team and Community Health Centre to provide primary care to unattached patients, isolated seniors, socially disadvantaged groups and other vulnerable people.

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New Community Health Centre and Expanded Maamwesying North Shore Community Health Services — $1.1 million to connect more than 4,000 people in Sault Ste. Marie and surrounding area by establishing a new Community Health Centre that will provide primary care services to a marginalized population and expand an Indigenous Primary Health Care Organization focused on providing primary care for unattached patients in six First Nations and downtown Sault Ste. Marie.

Section B: Working for You

Training More Family Doctors

Ontario is investing $17.7 million in 2026–27 to expand the Ontario Learn and Stay Grant (OLSG) to further improve access to primary care across the province.

This expansion will extend the grant to include medical school students who commit to working in the community for a term of service as family medicine physicians after graduation from family medicine residency anywhere in the province. As part of this initiative, the government will review its current physician Return of Service programs, which will help to improve physician distribution across the province. This work will help encourage more learners to work as family medicine physicians and to practise in underserviced communities across the province.

This builds on the government’s ongoing efforts to grow the number of health care professionals in underserved and growing communities in Northern, Eastern and Southwestern Ontario through the OLSG. The current program provides full, upfront funding for tuition, books and other direct educational costs for students who enrol in an eligible nursing, paramedic or medical laboratory technologist program in return for working in the communities where they studied for a term of service after graduation. Nearly $60 million in support has already been provided to 7,300 students through the OLSG since it launched in 2023–24.

Prioritizing Ontario Residents for Medical School Seats

Building on the 2023 Budget’s $133.8 million commitment to medical school expansion, Ontario continues to enhance its health care capacity, especially access to primary care services in underserved areas, by increasing the supply of physicians. The government’s planned medical school education expansion, coupled with a focus on prioritizing seats for Ontario residents, is aimed at facilitating access for aspiring doctors. The government is introducing legislative amendments to reserve 100 per cent of undergraduate medical education seats for Canadian students, with a minimum of 95 per cent of seats for Ontario residents. In addition, the government will examine the postgraduate visa trainee program to ensure it is serving the best interest of Ontario’s medical professionals and patients. The government will also provide greater opportunities for Ontarians who studied medicine abroad to access postgraduate residency spots, encouraging them to complete their training domestically. By working closely with medical schools and health-sector stakeholders, the government is continuing to build a more resilient physician workforce that meets growing health care needs across the province. This investment is advancing the largest expansion of Ontario’s medical education system in over a decade.

Chapter 1: Building Ontario for You

Increasing Nursing Enrolment

To support the growing demand for nurses, Ontario is continuing to expand nursing enrolment in colleges and universities. As announced in the 2024 Budget, the government is investing $128 million over the next three years to support continued increases in nursing spaces at publicly assisted colleges and universities by 2,000 registered nurse and 1,000 registered practical nurse seats. The government’s sustained commitment is helping support a steady pipeline of health human resource professionals that address Ontario’s health care needs of today and the future.

Supporting Patients with Amyotrophic Lateral Sclerosis Across Ontario

The government is committing more than $13 million over three years, starting in 2024–25, to establish an Amyotrophic Lateral Sclerosis (ALS) provincial program. This program will support patient care at Ontario’s five regional multidisciplinary ALS clinics, as well as for the ALS Society of Canada’s Community Leads program and Equipment Program. It will also enable the expansion of regional multidisciplinary ALS services into Northern Ontario for improved access to care. The government is also exploring the creation of a comprehensive assistive devices loan and recycling program to allow Ontarians living with physical disabilities to have improved access to a larger range of affordable recycled devices.

Section B: Working for You

Expanding Access and Reducing the Cost Burdens for Fertility Services

Beginning in 2025–26, the government will invest an additional $150 million over two years to expand the Ontario Fertility Program (OFP). This funding will nearly triple the number of individuals who are able to receive a government-funded in vitro fertilization (IVF) cycle, increase the capacity of fertility clinics and reduce waitlists both in hospitals and community settings. By expanding the OFP, the government will improve timely access to specialized services and offer greater support to families seeking to conceive a child. The government is also exploring opportunities to expand the OFP to clinics that are not currently participating in the program, to further expand options for patients.

In 2025, the government will introduce additional support to families who are seeking fertility treatment, through a new tax credit effective January 2025, which builds on Ontario’s existing medical expense tax credit. This proposed new tax credit would provide support of up to 25 per cent of eligible fertility treatment expenses. These expenses could include IVF cycles, fertility drugs, travel and diagnostic testing. The government is setting aside $115 million for this initiative over three years. An update on this measure will be announced in the 2025 Budget.

Chapter 1: Building Ontario for You

Supporting Individuals with Developmental Disabilities

The government is committed to supporting the people of Ontario who need it most, including individuals with developmental disabilities, physical disabilities, seniors and other vulnerable individuals. This is why Ontario is investing $7.7 million in 2024–25 to support the Frankfort Family Reena Residence in constructing new spaces for employment services, sports programs, meeting rooms and wellness programs for building residents and the surrounding community. This project will enhance quality of life for people in their community and help them live with dignity.

Building on the Success of Seniors Active Living Centres

The government is investing close to an additional $17 million over the next three years to expand access to services and activities for seniors through 100 new Seniors Active Living Centres (SALC) programs across the province. These programs promote wellness, social interaction and reduce ageism to help seniors stay active, independent and engaged in their communities. This builds on the government’s annual investment of $15 million for the SALC program.

Due to the overwhelming success of Ontario’s 316 existing Seniors Active Living Centres, the government made changes to the Seniors Active Living Centres Act, 2017 in June 2024 that enable more types of organizations to better support these programs. In addition to municipalities, other local and community-based organizations such as Legions, Lions Clubs and recreational clubs are now eligible. A call for proposals was open throughout summer 2024 to eligible organizations, and the government is working to review applications to support the launch of new programs.

Section B: Working for You

Building and Expanding Hospitals

The government is investing nearly $50 billion over the next decade in health infrastructure, including $36 billion in capital grants. This ambitious plan will support over 50 hospital projects and deliver approximately 3,000 new hospital beds to enhance access to quality care and build a connected, people-first health care system. See Table 1.2 below for recent milestones.

Table 1.2 Building and Expanding Hospitals

Northern

• Centre de santé communautaire de Timmins: Construction began in spring 2024 with expected completion by May 2025. The new facility will strengthen community-based health care by providing essential services such as health promotion, disease prevention and physiotherapy, and support medical student education.

• Weeneebayko Area Health Authority — Redevelopment Project: Early works began in August 2024 with expected completion by 2030 for a state-of-the-art hospital and Elder Care Lodge in Moosonee, along with a new ambulatory care centre on Moose Factory Island, bringing much-needed health services to the region.

• Dryden Regional Health Centre — Satellite Renal (Hemodialysis) Unit: This project will create a four-station hemodialysis unit, with room for expansion, to provide better access to quality services in the Northwest.

Southwestern

• South Niagara Hospital: Construction is currently underway with expected completion by 2028. The new hospital is planned to have approximately 469 patient rooms and a 24/7 emergency department to meet growing demands in the region.

Eastern

• Pembroke Regional Hospital — Surgical Services and Central Sterile Reprocessing Project: This project, which is on track for completion by January 2025, will improve surgical unit efficiency and expand patient care capacity, providing more timely access to vital surgical services.

• Quinte Health — Prince Edward County Memorial Hospital Site Redevelopment Project: Construction is currently underway with expected completion by 2027. The new health care facility will include 23 in-patient beds, a 24/7 emergency department, modern surgical suites, dialysis treatments and diagnostic imaging.

Central

• West Park Healthcare Centre Redevelopment Project, Toronto: In spring 2024, patients began moving into the newly constructed six-storey facility, which increased capacity, with up to 314 beds upon opening. The new facility also provides enhanced outpatient care and advanced diagnostic and therapeutic services.

• Lakeridge Health Broader Redevelopment: This multi-phased redevelopment project is currently in early planning to expand hospital campuses in Bowmanville, Oshawa, Whitby, Ajax and Pickering to meet growing demands in the region.

Source: Ontario Ministry of Health.

Chapter 1: Building Ontario for You

Building Long-Term Care Homes

Ontario continues to make progress on its plan to build modern, safe and comfortable long-term care homes for residents. Through planned investments that total a historic $6.4 billion since 2019, Ontario is making progress to build 58,000 new and upgraded beds across the province by 2028.

Making Progress to Build Long-Term Care Homes

As of fall 2024, 113 long-term care homes are either completed, under construction, or have the approval to start construction across the province. This includes:

•	32 homes that are completed, representing 2,385 new beds and 2,610 beds upgraded to modern design standards; and

•	81 homes that are either under construction or approved to start construction, representing 7,026 new beds and 6,418 beds being upgraded to modern design standards.

The government continues to invest in the construction funding subsidy to support the cost of developing or redeveloping a long-term care home. These investments help to fast-track construction for the next tranche of beds. Eligible projects will receive an additional construction funding subsidy of up to $35 per bed, per day, for 25 years. In addition, eligible not-for-profit applicants will be able to convert up to $15 per bed, per day, of the supplemental funding into a construction grant payable at the start of construction, to increase a project’s upfront equity and enable the applicant to secure financing.

The government first provided a supplemental increase to the construction funding subsidy in November 2022 to stimulate the start of construction for long-term care homes across Ontario. Since introducing the supplemental increase, Ontario advanced construction for 67 long-term care homes between April 2022 and August 2023.

The Loan Guarantee Program also continues to be available to support financing of the development of long-term care beds in non-municipal, not-for-profit projects.

Section B: Working for You

Since the 2024 Budget, progress has been made on completing and opening long-term care homes to new residents, including:

•	Brouillette Manor opened in June 2024 with 36 new long-term care beds and 60 upgraded long-term care beds in Tecumseh;

•	Extendicare Countryside opened in March 2024 with 256 upgraded long-term care beds in Sudbury;

•	Pleasant Meadow Manor opened in August 2024 with 35 new long-term care beds and 61 upgraded long-term care beds in Norwood; and

•	The Village of Winston Park opened in July 2024 with 109 new long-term care beds and 179 upgraded long-term care beds in Kitchener.

Adding More Specialized Long-Term Care Beds

The government is investing $22.4 million in 2024–25 to support the continued operation of Behavioural Specialized Units in long-term care homes, as well as the creation of approximately 210 new specialized beds, to expand care for individuals with complex needs. Behavioural Specialized Units provide timely and appropriate support for individuals with responsive behaviours requiring increased levels of care. The government continues to provide connected and convenient health care for the people of Ontario by providing the right care in the right place.

Chapter 1: Building Ontario for You

Building an Education System That Delivers for Kids

Building Schools and Child Care Spaces

As part of the government’s commitment to provide healthy learning environments that accommodate student needs, Ontario is investing about $23 billion over the next 10 years, including $16 billion in capital grants, to build new schools, create child care spaces and modernize school infrastructure. This includes $1.4 billion for the 2024–25 school year to support the repair and renewal needs of schools.

For the 2024–25 school year, 37 new schools and additions have opened, creating over 18,000 new student spaces, including four French-language school projects.

Section B: Working for You

Table 1.3

School Projects Opening for the 2024–25 School Year

Northern

•	An addition to St. Hilary Catholic School in Red Rock, with 23 more student spaces.

Southwestern

•	St. Teresa of Calcutta Catholic School in Chatham, which serves 564 students and includes 49 licensed child care spaces.

•	Erie Migration District School in Kingsville, which serves 1,798 students and includes 98 licensed child care spaces.

•	An addition to Listowel Eastdale Public School in Listowel, with 98 more student spaces and 49 more licensed child care spaces.

•	An addition to Eagle Heights Public School in London, with 300 more student spaces.

•	Beacon Heights Public School in Tecumseh, which serves 651 students and includes 73 licensed child care spaces.

•	An addition to Laurelwood Public School in Waterloo, with 184 more student spaces.

Eastern

•	Easthill Elementary School in Belleville, which serves 472 students and includes 49 licensed child care spaces.

•	Swift Waters Elementary School in Brockville, which serves 500 students and includes 64 licensed child care spaces.

•	École élémentaire catholique Sainte-Geneviève in Kingston, which serves 481 French-language students and includes 73 licensed child care spaces.

•	Mino Mikan Elementary School in Ottawa, which serves 674 students and includes 39 licensed child care spaces.

•	An addition to École secondaire catholique Paul-Desmarais in Ottawa, with 389 more student spaces.

Central

•	An addition to St. Leonard Catholic School in Brampton, with 92 more student spaces.

•	Cedar Ridge Public School in Milton, which serves 770 students and includes 88 licensed child care spaces.

•	St. Josephine Bakhita Catholic Elementary School in Milton, which serves 671 students and includes 88 licensed child care spaces.

•	An addition to Mary Street Community School in Oshawa, with 190 more student spaces.

•	Tanya Khan Public School in Vaughan, which serves 638 students and includes 39 licensed child care spaces.

Source: Ontario Ministry of Education.

Chapter 1: Building Ontario for You

Table 1.4

Continuing to Get Shovels in the Ground to Build More Schools

Northern

•	A new joint French and English elementary and secondary school in Blind River, which will serve 72 French-language students, 381 English-language students and include 64 licensed child care spaces.

•	A new French Catholic elementary school in Hanmer-Val Thérèse, which will serve 567 students and include 88 licensed child care spaces.

•	A new English public elementary and secondary school in Parry Sound, which will serve 815 students and include 49 licensed child care spaces.

•	A new English public elementary and secondary school in Rainy River, which will serve 311 students and include 39 licensed child care spaces.

Southwestern

•	A new English public elementary school in Grey Highlands, which will serve 374 students and include 39 licensed child care spaces.

•	A new joint English public and Catholic elementary school in Haldimand, which will serve 746 students and include 49 licensed child care spaces.

•	A new English Catholic elementary school in Kitchener, which will serve 527 students and include 88 licensed child care spaces.

•	A new English public elementary school in London, which will serve 802 students and include 88 licensed child care spaces.

•	A new English public elementary school in Woodstock, which will serve 856 students and include 88 licensed child care spaces.

Eastern

•	An addition to St. Joseph Catholic School in Belleville, which will serve 334 students and include 49 licensed child care spaces.

•	An addition to J.J. O’Neill Catholic School in Greater Napanee, which will serve 331 students and include 49 licensed child care spaces.

•	A new English Catholic elementary school in Loyalist, which will serve 449 students and include 49 licensed child care spaces.

•	A new French public elementary school in Ottawa, which will serve 475 students and include 49 licensed child care spaces.

•	An addition to St. Joseph’s Catholic High School in Renfrew, which will serve 434 students and include 73 licensed child care spaces.

Central

•	A new English public elementary school in Brampton, which will serve 850 students and include 73 licensed child care spaces.

•	A new English public elementary school in East Gwillimbury, which will serve 638 students and include 39 licensed child care spaces.

•	A new English public elementary school in Niagara Falls, which will serve 608 students and include 49 licensed child care spaces.

•	A new English public elementary school in Pickering, which will serve 634 students and include 73 licensed child care spaces.

•	A new English Catholic elementary school in Toronto, which will serve 350 students and include 49 licensed child care spaces.

Source: Ontario Ministry of Education.

Section B: Working for You

Igniting Curiosity in STEM and Related Career Pathways

The government is investing $750,000 over three years in the Scientists in School program, which will expand expert-led workshops in elementary school classrooms to explore the wonders of science, engineering and technology with additional students. This investment will help ignite more students’ curiosity in STEM and broaden their knowledge of STEM-related career pathways to prepare students for the jobs of tomorrow.

Modernizing High School Graduation Requirements

Ontario is committed to ensuring that students have the resources and supports they need to build a successful future. This is why the government is modernizing the Ontario Secondary School Diploma (OSSD) requirements for the first time in 25 years, with a focus on a back-to-basics agenda. The province is launching a suite of reforms, including:

•

Introducing a new financial literacy graduation requirement to equip students with practical financial literacy skills, such as creating and managing a household budget, saving for a home, learning to invest wisely, and protecting themselves from financial fraud.

•	Consulting with parents and experts on what important life skills students should learn in school and bringing back home economics education.

•	Requiring new teachers to pass the Math Proficiency Test beginning in February 2025.

•	Revitalizing guidance and career education for the first time in 13 years to better support students’ understanding of local labour market needs and pathways to good careers.

•	Investing up to $14 million in 2024–25 to launch career coaching for Grade 9 and 10 students, to explore new opportunities in STEM and the skilled trades.

•	Re-introducing the student exit survey to gather feedback on the impact of reforms.

Modernizing the OSSD requirements is part of the government’s plan to prepare students for life beyond the classroom and ensure that they graduate with practical learning that leads them to better jobs and bigger paycheques.

Chapter 1: Building Ontario for You

Putting Beer, Wine, Cider and Coolers in Convenience Stores, Grocery Stores and Big-Box Stores

The Ontario government is delivering on its commitment to expand the province’s beverage alcohol marketplace to increase choice and convenience for shoppers earlier than planned.

The government’s phased expansion, which began earlier this year, is giving customers across Ontario more choice and convenience, supporting businesses and helping to promote small and Ontario-made beverage alcohol producers. As part of the government’s plan to expand alcohol sales, up to 8,500 eligible convenience, grocery and big-box grocery stores in Ontario could be licensed to sell beer, cider, wine and ready-to-drink alcoholic beverages, marking the largest expansion of consumer choice and convenience in the province’s beverage alcohol marketplace since the end of prohibition almost 100 years ago.

Given the scale of the transformation, the government committed to providing an update related to revenue from alcohol, including the impacts of the expansion of the alcohol retail marketplace. There will be regular updates to projections as businesses and consumers adjust to the new marketplace.

In 2026–27, projected revenue for the Liquor Control Board of Ontario (LCBO) will be $8.5 billion, which is $0.8 billion higher than its projected revenue in the LCBO’s forecast. This increase is primarily driven by the LCBO’s expanded role as a wholesaler in the new alcohol marketplace, in addition to its continued role as a retailer, partly offset by the impacts of consumption trends. As a result, the LCBO’s net income in 2026–27 is projected to be $2,647 million, which exceeds the previous net income forecast by $96 million. In the near term, the LCBO net income for 2024–25 and 2025–26 will be $2,165 million and $2,232 million, which is below 2024 Budget forecasts. This is largely driven by the labour action in July 2024, overall decreases in consumption, the outcomes of collective bargaining, and measures related to the transition to the new marketplace, partly offset by the impact of the increase to the LCBO’s wholesale market share. It is anticipated that the government’s approach to enhance choice and convenience through alcohol marketplace expansion will continue to strengthen the LCBO’s future in the expanded marketplace.

Section B: Working for You

Table 1.5

LCBO Net Income Forecasts

($ Millions)

	2024–25	2025–26	2026–27

LCBO Net Income (2024 Budget)	2,450	2,486	2,551

Strike Impact	(102)

Retail Expansion[1]	(99)	(80)	267

Baseline sales projection and other expenses[2]	(86)	(175)	(171)

Total Change from 2024 Budget*	(286)	(254)	96

LCBO Net Income (2024 Ontario Economic Outlook and Fiscal Review)*	2,165	2,232	2,647

*Totals may not add due to rounding.

[1]	Retail expansion impacts are based on projections related to the initial phases of the alcohol retail modernization rollout. Projections are subject to change.
[2]

Baseline sales projection shows the impacts from consumption trends. Other expenses include impacts from the collective bargaining agreement and changes to other expenditure items. Figures in 2025–26 and 2026–27 were estimated by the Ontario Ministry of Finance from information provided by the LCBO.

Sources: Liquor Control Board of Ontario and Ontario Ministry of Finance.

Chapter 1: Building Ontario for You

Enabling Choice and Convenience

The government is investing an additional $10 million over five years to support social responsibility and public health efforts to ensure alcohol continues to be sold and consumed safely in the expanded marketplace. The funding is on top of the additional $396 million announced in the 2024 Budget, building on the existing historic investment of $3.8 billion over 10 years for mental health and addictions services.

The government is providing a temporary rebate to the brewers, including craft and small brewers, of the LCBO in-store cost of service fee for the sale of beer in grocery and convenience stores to support the transition to the new marketplace. This in-store cost of service fee beyond 2026 will be included as part of the government’s review of taxes, fees and mark-ups.

The government has directed the LCBO to promote and prioritize small producers and Ontario-made products by providing a range of initiatives to beverage alcohol producers to support local economic development, including extending dedicated shelf space requirements for small manufacturers and halting the estimated 4.6 per cent increase to the beer basic tax.

As more sales move to the LCBO wholesale channel, there will be an impact on government revenue collected from alcohol taxes. The government will be conducting a targeted review of taxes, mark-ups and fees on beer, wine and alcohol beverages, with the aim of creating a more competitive marketplace and promoting Ontario growers, brewers, and producers and consumers.

The government is funding to protect jobs across the province by providing The Beer Store with up to $225 million in audited costs to make the necessary investments to support a stable transition to a more open and convenient marketplace to keep The Beer Store locations open for the continued availability of recycling and bottle return.

Section B: Working for You

Protecting You and Your Family

Fighting Auto Theft and Organized Crime with the Expanded New Joint Air Support Unit

As announced in the 2024 Budget, the government is investing additional resources in new air support to fight car thieves and organized crime. This includes $134 million to purchase five new police helicopters for use in the Greater Toronto Area and Ottawa. As part of a new Joint Air Support Unit, the Ontario Provincial Police (OPP) will acquire two new H135 helicopters to provide support to Ottawa and Toronto Police Services. In addition, three helicopters will be procured, owned and operated by Durham, Halton and Peel Regional Police Services to support current patrols and improve response times.

This investment supports the government’s ongoing efforts to enhance public safety in Ontario by ensuring police services have the resources to respond to major incidents and urgent situations. Equipped with the latest technology, the helicopters will help keep highways and roadways safe from violent carjackings, auto theft, street racing and impaired driving.

Chapter 1: Building Ontario for You

Advocating for Bail Reform

The government is working to keep communities protected from crime while finding solutions to increase public safety. Ontario continues to call on the federal government to take immediate action to further strengthen Canada’s bail system, including additional amendments to the Criminal Code to prevent repeat violent offenders from being released back into communities. Ontario will build on discussions with the other provinces regarding court-reported bail data and develop evidence-based requests for bail reform.

The federal government has signaled its willingness to work with all provinces and territories to identify and implement meaningful solutions. Ontario will continue to be a partner in this work and looks forward to these changes being made. The province also continues to engage with law enforcement and municipal leaders on practical issues and concerns that can be raised with the federal government to ensure that the criminal justice system is effective in reducing violent crime in local communities.

Combatting the Illegal Cannabis Market

The government remains committed to combatting the illegal cannabis market and to ensuring the integrity of the regulated market. Illegal cannabis poses numerous risks to public health and safety and takes business away from responsible legal businesses across the province.

This is why, in the 2024 Budget, the government announced an additional $31 million over the next three years to support enforcement against illegal cannabis operations through the Provincial Joint Forces Cannabis Enforcement Team.

The government is also planning to help law enforcement crack down on the advertising and promotion of illicit online cannabis sales to better protect Ontario’s communities.

Last, the government will continue to support the development of a vibrant legal cannabis market in Ontario to ensure it is well positioned to displace the illegal market.

Exploring Tools to Better Address Financial Crimes

The government is exploring options that would require private corporations to submit information about their beneficial owners to a registry. This would provide law enforcement and other regulatory authorities with the information to better detect and address instances of tax evasion, money laundering, and other financial crimes. These types of activities negatively impact Ontario’s economy and its reputation as a leading financial centre. Money laundering also poses a risk to public safety as the misuse of corporate structures is a common practice used by organized crime. The government previously introduced changes to the Business Corporations Act (Ontario) to require private corporations to maintain a record of individuals with “significant control.”

Section B: Working for You

Providing More Choice and Better Access to Automobile Insurance Benefits

The government is committed to continue empowering Ontario’s drivers by enabling more consumer choice and moving away from a one-size-fits-all approach. The government has made regulatory changes that make statutory accident benefits other than medical, rehabilitation, and attendant care optional for consumers to purchase. These changes go into effect July 1, 2026.

Making auto insurance pay for motor vehicle accident injuries before extended health care plans reduces the risk of consumers using up their supplementary health insurance plan benefits for expenses related to motor vehicle accidents. The proposed change to the Insurance Act is also expected to simplify the claims process and increase administrative efficiency in the system. If passed, this change will come into effect July 1, 2026.

Following on the government’s commitment to have Financial Services Regulatory Authority of Ontario (FSRA) review the Health Service Provider Guidelines and Frameworks, FSRA launched a public consultation to review the Professional Services Guideline and the Attendant Care Hourly Rate Guideline. FSRA is also reviewing the Health Service Provider Framework and the Health Claims for Auto Insurance (HCAI) system to find further efficiencies in the system.

Chapter 1: Building Ontario for You

Innovating to Benefit Drivers

Following the January 2024 launch of a territorial rating pilot, FSRA has approved 11 applications from insurers servicing the Greater Toronto Area, which accounts for about 50 per cent of Ontario’s written premiums.

FSRA will continue monitoring the impact of these innovative approaches within the territorial rating pilot, which started to come into effect in July 2024.

Protecting Ontario Consumers

Protecting Deposits at Credit Unions

With assets totalling more than $97 billion, 1.8 million members and almost 9,000 employees across the province, Ontario’s credit unions and caisses populaires play an important role in servicing people and businesses in urban and rural communities.

To bolster public confidence, protect depositors’ assets, and help ensure broader market stability, the government is proposing amendments to the Credit Union and Caisses Populaires Act, 2020 that would provide FSRA with enhanced investigative and resolution tools to support effective oversight of credit unions.

The government continues to support the need for Ontario credit unions to be able to have direct access to the Bank of Canada’s emergency liquidity facilities to help ensure broader market stability.

Section B: Working for You

Protecting Consumers in the Life and Health Insurance Sector

Ontario recognizes the important role that the life and health insurance sector plays in our economy. Increasingly, insurers have been selling products and services through distributors such as Managing General Agents (MGAs).

To align with sector development and better protect consumers, the government is proposing to create a licensing framework for distributors under the Insurance Act and clarify the roles and responsibilities of insurers, distributors and agents.

This builds on previous work by the government and FSRA to promote greater transparency and consumer protection through banning deferred sales charges in Ontario and initiating the implementation of Total Cost Reporting for individual variable insurance contracts.

Consulting on Preferred Provider Networks in Ontario’s Employer-Sponsored Drug Program Sector

Ontario recognizes the importance of consumer choice regarding cost-effective access to medicines and the need for having a competitive pharmacy sector.

The government recently concluded consultations on the role of Preferred Provider Networks (PPNs) in Ontario’s employer-sponsored drug programs. The government engaged with large and small pharmacy operators, the insurance industry, employers, drug manufacturers and consumer advocacy groups to better understand the impact of such arrangements on individuals and businesses. The government will be reviewing its findings while continuing to work closely with stakeholders.

Chapter 1: Building Ontario for You

Working for Workers

Ontario workers are at the centre of the province’s plan to build Ontario, and the province will need an all-hands-on-deck approach to deliver roads, schools, hospitals, highways and homes. Ontario cannot just rely on temporary workers to fill these positions. This is why the province is continuing to support workers here at home in their skills development, training and retirement planning.

Supporting Skills Development and Training

Expanding Training Programs for Workers

Ontario’s Skills Development Fund Training Stream helps address recruitment challenges by connecting job seekers with employers, allowing them to begin rewarding careers in in-demand sectors like manufacturing, construction and health care. This is why Ontario is investing up to an additional $260 million in the current fifth round of the fund, the biggest funding round since it launched in 2021. This latest round of funding brings Ontario’s total investment through the Skills Development Fund up to $1.4 billion.

Building New Skills Training Centres

The Skills Development Fund Capital Stream helps ensure that Ontario has the world-class training facilities it needs to train more workers and build Ontario’s economy. This is why Ontario continues to invest $224 million to build and expand brick-and-mortar training centres through the Skills Development Fund Capital Stream. The funding is helping unions, employers, Indigenous centres and local organizations to convert existing facilities and build new training centres with state-of-the-art equipment and technology. These new training centres will prepare people for emerging and in-demand jobs in critical sectors, including construction and health care, among others.

Section B: Working for You

Helping Workers in Northern Ontario Train for In-Demand Careers in Growing Sectors

The government is investing nearly $17 million through both the Training and Capital streams of the Skills Development Fund to train over 36,000 workers in Northern Ontario for in-demand careers in critical sectors like mining, construction, energy and forestry and to build new training facilities. Through this investment, the province is partnering with First Nations, labour unions, local employers and community organizations to address recruitment challenges in the North and ensure Ontario continues to be a global leader in mining and manufacturing.

Encouraging More Ontarians to Take Up a Skilled Trade

Ontario is training people for in-demand careers in the skilled trades to support the province’s growing economy, deliver on the government’s ambitious capital plan, and provide more pathways to better jobs and bigger paycheques. As announced in the 2024 Budget, the government is providing an additional $16.5 million annually over the next three years to support a variety of programs that focus on breaking the stigma and attracting more young people into the skilled trades, simplifying the system, and encouraging employer participation in apprenticeships. This year, Ontario is expanding its successful Level Up! Skilled Trades Career Fairs to be the biggest yet, introducing over 35,000 students and parents across 15 cities to exciting, in-demand careers in the trades. Since 2020, Ontario has invested over $1.5 billion in the skilled trades.

Ontario is also launching a new online job-matching portal for potential apprentices, journeypersons and employers to network and share apprenticeship opportunities. This portal will help potential apprentices find interested sponsors, register and begin their training.

In addition, the Ontario government is opening a new pathway to the skilled trades for youth. Building on the successful Ontario Youth Apprenticeship Program, Ontario is creating a new stream called Focused Apprenticeship Skills Training (FAST) that will allow students in Grades 11 and 12 to participate in more apprenticeship learning through additional co-operative education credits while completing high school. Students will be able to take up to 80 per cent of their senior courses in co-op education, and graduates will receive a new seal on their Ontario Secondary School Diploma (OSSD) to signify their successful completion of the program.

Chapter 1: Building Ontario for You

Encouraging Participation in the Trades for Underrepresented Groups

Megan is an apprentice electrician with the IBEW 353 and a graduate of their Pathway Program, funded through the Skills Development Fund Training Stream. The program was created to encourage women and other underrepresented groups to join the electrical field.

During the 15-week in-class component of the Pathway Program, Megan received an education in basic electrical theory and an introduction to hands-on components in the shop. She also received several necessary certifications, including Workplace Hazardous Materials Information System certification. Following that, she had the opportunity to participate in a 10-week work placement as part of the program.

Megan decided to pursue a career as an electrician after a five-year-long career as an archaeologist working in remote parts of Ontario and Alberta. She wanted a job that would provide her with financial security, full-year employment and the ability to work close to home — benefits that were not available to her as an archaeologist. Megan was able to make this career leap to join the skilled trades due to the funding available to participants in this program. She feels hopeful about her future and looks forward to what it will bring.

Helping More Women Build Skills and Get Jobs

The government is investing up to $26.7 million over three years through the Women’s Economic Security Program to help low-income women gain the skills, knowledge and experience they need to find a job in an in-demand sector like the skilled trades, start a business and achieve financial independence. To remove barriers to participation, women are provided with supports like meals, transportation, help finding child care and other referrals.

Helping Workers Train for and Access In-Demand Jobs

The Better Jobs Ontario program helps eligible job seekers access short-term training programs, by providing up to $28,000 to cover expenses including tuition, transportation and child care. In the 2023 Budget, Ontario invested an additional $15 million over three years to support the recent expansion of the program to more job seekers, including youth, gig workers, newcomers and those on social assistance, who may face barriers to finding stable employment. Since January 2021, this program has supported over 12,6002 job seekers looking to retrain and obtain in-demand skills.

Ontario is delivering on its commitment to bring integrated, streamlined pre-employment services to every region through the province’s Employment Services Transformation, which is helping connect job seekers, including those on social assistance and people with disabilities, to secure rewarding careers close to home.

[2]	As of June 30, 2024.

Section B: Working for You

Providing Mentorship and Job Opportunities to Support Successful Reintegration

To improve outcomes and reduce recidivism for individuals in and leaving the correctional system, the government is investing $8.6 million over two years to increase access to programs for those in custody or on community supervision, so they can successfully reintegrate into their communities. Through this pilot project, the province will partner with community organizations in the Greater Toronto Area that will provide employment and skills training to people with experience in the justice system and under community supervision.

Public safety is and will always be an important focus for the Ontario government. When individuals in custody or on probation and parole can contribute to society in a meaningful way, it reduces the likelihood they will reoffend, leading to safer, stronger communities across the province.

Attracting International Talent Through the Ontario Immigrant Nominee Program

While the government is focused on preparing workers here in Ontario to meet the demands of employers, shortages in some sectors require looking outside of Canada for help. The Ontario Immigrant Nominee Program (OINP) supports Ontario’s labour market and economic development needs by providing employers with a means to attract international talent, address skills shortages and retain skilled individuals. The government will invest an additional $5.5 million in the program in 2024–25 to help process more applications and support program integrity. This investment is in addition to the $25 million over three years announced in the 2023 Budget.

The government is also making changes to the program to expand the health care workforce, increase the occupations eligible for the In-Demand Skills stream and protect newcomers from immigration fraud. Additionally, the province is the first in Canada to ban the use of Canadian work experience as a requirement in job postings or application forms. These changes help address recruitment challenges in key sectors such as health care, while better protecting newcomers to the province.

Chapter 1: Building Ontario for You

Giving Workers More Retirement Savings Options

Supporting More Pensions for Workers

Target benefit pension plans provide a secure stream of income in retirement at a predictable cost for employers. Multi-employer pension plans that provide target benefits are often created by a union or association within a specific industry, especially industries involving the skilled trades. Members of these plans can move from employer to employer while continuing to participate in the same pension plan, which encourages job mobility and will help to attract more people to the skilled trades.

The government has been consulting with the sector on a permanent target benefit framework that builds on best practices for plan funding and governance and enhances communication with plan members. Taking into consideration feedback received during these consultations, the government has finalized regulations supporting the framework, enabling the permanent framework to come into effect on January 1, 2025. This permanent framework provides higher certainty and confidence for workers and employers than was provided under the prior temporary rules.

As pension plans begin operating under the target benefit framework, the government will monitor the new regime to ensure that it is working as intended and meeting the needs of all plan members. The permanent framework will help support the sustainability of multi-employer pension plans and pave the way for more employers to offer them, helping workers to save for their retirement.

Consulting on Variable Life Benefits

As part of the government’s plan to support more choice for workers in managing their retirement savings, the government will be consulting on a new pension option. In 2021, the federal government made amendments to the federal Income Tax Act to permit Canadian jurisdictions to regulate a new pension option that can be offered to members called a Variable Life Benefit (VLB). A VLB, also referred to as a variable payment life annuity, can be paid from pooled registered pension plans, defined contribution pension plans, and those pension plans that provide for additional voluntary contributions. Retirees who choose a VLB would receive a monthly benefit with payments that are adjusted based on the investment performance of the fund and mortality experience of the fund’s members.

Starting this fall, the Ontario government will consult with stakeholders regarding the regulation of this new option.

Chapter 2: Economic Performance and Outlook

Introduction

Ontario’s economy has remained resilient despite still-elevated interest rates and ongoing geopolitical uncertainties weighing on growth. Real gross domestic product (GDP) increased 0.3 per cent in the second quarter of 2024, following growth of 0.7 per cent in the first quarter. Inflation has continued to moderate and is now closer to the Bank of Canada’s 2 per cent target, allowing the Bank to begin lowering policy interest rates.

Despite recent cuts to the Bank of Canada’s key policy interest rate, rates remain at high levels and are projected to continue weighing on economic growth in the near term. Ontario’s real GDP growth is projected to ease from 1.4 per cent in 2023 to 0.9 per cent in 2024. As interest rates continue to decline, real GDP growth is projected to increase to 1.7 per cent in 2025, and to 2.3 per cent in both 2026 and 2027.

Since the 2024 Budget, real GDP growth forecasts have been revised upwards for 2024, as well as for 2026 and 2027, and have been revised lower for 2025. For the purposes of prudent fiscal planning, these projections are set slightly below the average of private-sector forecasts.

Table 2.1 Summary of Ontario’s Economic Outlook (Per Cent)

	2023	2024p	2025p	2026p	2027p

Real GDP Growth	1.4	0.9	1.7	2.3	2.3

Nominal GDP Growth	4.3	3.8	3.9	4.4	4.4

Employment Growth	2.4	1.4	1.5	1.4	1.2

CPI Inflation	3.8	2.5	2.1	2.0	2.0
p = Ontario Ministry of Finance planning projection based on external sources as of September 19, 2024. Sources: Statistics Canada and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Revisions to the Outlook Since the 2024 Budget

The outlook has been revised compared to the projections in the 2024 Budget. Key changes since the 2024 Budget include the following:

•	Stronger growth in real GDP in 2024 followed by modestly weaker growth in 2025, and slightly stronger growth in both 2026 and 2027;

•	Faster growth in nominal GDP in 2024 and in both 2026 and 2027;

•	More robust employment growth in 2024 followed by softer gains in both 2025 and 2027; and

•	Upward revisions to nominal household consumption in all years.

Table 2.2

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2024 Budget Compared to the 2024 Ontario Economic Outlook and Fiscal Review (FES)

(Per Cent Change)

	2024p		2025p		2026p		2027p

	2024 Budget	2024 FES	2024 Budget	2024 FES	2024 Budget	2024 FES	2024 Budget	2024 FES

Real Gross Domestic Product	0.3	0.9	1.9	1.7	2.2	2.3	2.2	2.3

Nominal Gross Domestic Product	2.7	3.8	3.9	3.9	4.3	4.4	4.1	4.4

Compensation of Employees	4.3	5.5	4.4	4.8	4.1	4.4	4.1	4.1

Net Operating Surplus — Corporations	(4.7)	(6.2)	3.5	4.5	7.9	4.5	6.0	5.6

Nominal Household Consumption	3.5	5.0	4.1	4.2	4.3	4.5	4.2	4.3

Other Economic Indicators

Employment	0.8	1.4	1.7	1.5	1.4	1.4	1.4	1.2

Job Creation (000s)	63	111	136	120	114	114	115	99

Unemployment Rate (Per Cent)	6.7	6.9	6.6	6.9	6.4	6.3	6.2	6.0

Consumer Price Index	2.6	2.5	2.0	2.1	2.0	2.0	2.0	2.0

Housing Starts (000s)[1]	87.9	81.3	92.3	86.5	94.4	93.2	95.8	95.3

Home Resales	4.0	2.0	16.0	13.4	1.2	5.5	1.2	1.2

Home Resale Prices	(0.2)	0.3	3.1	4.7	4.0	4.0	4.0	4.0

Key External Variables

U.S. Real Gross Domestic Product	2.1	2.7	1.7	2.0	2.1	2.1	1.9	2.0

WTI Crude Oil ($US per Barrel)	79	77	78	76	77	78	78	78

Canadian Dollar (Cents US)	74.6	73.3	77.6	74.4	78.2	75.2	77.0	75.9

Three-Month Treasury Bill Rate (Per Cent)[2]	4.4	4.5	3.0	3.0	2.6	2.6	2.6	2.6

10-Year Government Bond Rate (Per Cent)[2]	3.2	3.3	3.1	3.1	3.3	3.2	3.5	3.4

p = Ontario Ministry of Finance planning projection based on external sources as of September 19, 2024.

[1]	Housing starts projection based on private-sector average as of September 19, 2024.
[2]	Government of Canada interest rates.

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (October 2024); U.S. Energy Information Administration; and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Recent Economic Performance

Ontario’s real GDP growth outpaced Canada’s growth between 2018 and 2023. Over this period, Ontario real GDP growth averaged 1.9 per cent annually, while Canadian real GDP growth averaged 1.6 per cent annually.

Real GDP in Ontario continued to grow into 2024, rising 0.7 per cent in the first quarter, led by consumer spending and exports. In the second quarter of 2024, Ontario’s real GDP increased 0.3 per cent, with gains in consumer spending on services, government spending and business investment in machinery and equipment.

Canadian real GDP grew by 0.4 per cent in the first quarter of 2024, followed by a 0.5 per cent gain in the second quarter.

Chapter 2: Economic Performance and Outlook

Ontario Labour Market

Employment in Ontario has continued to grow, increasing by almost 200,000 since the end of last year. However, the increase in employment has been outpaced by labour force growth due to strong underlying population growth. As a result, Ontario’s unemployment rate rose to 6.9 per cent in September 2024, 1.8 percentage points higher than the recent low of 5.1 per cent in April 2023. While Ontario’s unemployment rate has been trending higher, it remains slightly below the historical average.

Chapter 2: Economic Performance and Outlook

Ontario’s employment growth in the last few years has been taking place alongside historically high population growth. Recently, population growth has outpaced employment growth. However, over the longer term, employment and population have risen at roughly the same rate.

Wage growth has remained strong, with average hourly wages outpacing inflation since early 2023. On a year-over-year basis, Ontario average hourly wages were 5.7 per cent higher in September 2024, compared to Consumer Price Index (CPI) inflation of 1.9 per cent. Ontario average real wages, adjusted for inflation, are well above pre-pandemic levels, helping support the purchasing power of workers and households.

Chapter 2: Economic Performance and Outlook

Consumer Price Inflation

CPI inflation has now returned to within the Bank of Canada’s 1.0 to 3.0 per cent inflation control range. Canadian CPI inflation moderated to 1.6 per cent in September compared to a year earlier, its slowest pace since February 2021.

Ontario CPI inflation moderated to 1.9 per cent (year-over-year) in September, following 2.1 per cent in August. September inflation was six percentage points lower than the peak increase of 7.9 per cent recorded in June 2022. Over this period, price moderation was widespread, with particularly steep declines in energy prices. In September, gasoline prices were 10.1 per cent lower than a year ago compared to gasoline inflation of 54.8 per cent in June 2022. The extension of existing gasoline and fuel tax rate cuts by the Ontario government has helped keep gas prices lower than they otherwise would have been. At the same time, federal carbon tax policy has contributed to inflation. On April 1, 2024, the carbon tax increased by $15 per tonne to $80 per tonne, which has fueled further inflation.1

[1]	Bank of Canada, Monetary Policy Report (October 2023).

Chapter 2: Economic Performance and Outlook

Inflation excluding food and energy moderated to 2.4 per cent in September 2024 from 5.5 per cent in July 2022. While prices have moderated for most CPI components, shelter price inflation remained elevated at 5.0 per cent in September, in part due to households continuing to renew and initiate mortgages at relatively high interest rates. Nationally, mortgage interest costs rose by 16.7 per cent, making it the largest contributor to national headline inflation in September.

Chapter 2: Economic Performance and Outlook

Economic Outlook

The Ontario Ministry of Finance regularly consults with private-sector economists while tracking their forecasts to inform the government’s planning assumptions.

Private-sector forecasters, on average, are projecting that Ontario’s real GDP will grow by 1.0 per cent in 2024, 1.8 per cent in 2025, and by 2.4 per cent in both 2026 and 2027. Since the 2024 Budget, forecasts have been revised upwards for 2024, 2026 and 2027, and revised downwards for 2025. The Ontario Ministry of Finance’s real GDP projections are set slightly below the average of private-sector forecasts in each year for prudent planning purposes.

Table 2.3

Private-Sector Forecasts for Ontario Real GDP Growth

(Per Cent)

	2024	2025	2026	2027

BMO Capital Markets (September)	1.4	2.1	–	–

Central 1 Credit Union (September)	1.2	1.9	2.0	–

CIBC Capital Markets (September)	0.7	1.4	–	–

The Conference Board of Canada (July)	1.0	2.1	2.8	2.6

Desjardins Group (September)	0.9	1.8	–	–

Laurentian Bank Securities (September)	1.0	1.7	–	–

National Bank of Canada (September)	1.0	1.3	–	–

Quantitative Economic Decisions, Inc. (September)	1.3	1.8	2.6	2.3

Royal Bank of Canada (September)	0.7	1.6	–	–

Scotiabank (September)	1.1	1.9	–	–

Stokes Economics (August)	0.6	2.4	2.7	2.7

TD Bank Group (September)	1.1	1.6	2.0	2.1

University of Toronto (September)	1.3	2.1	2.4	2.2

Private-Sector Survey Average	1.0	1.8	2.4	2.4

Ontario’s Planning Assumption	0.9	1.7	2.3	2.3

Sources: Ontario Ministry of Finance Survey of Forecasters (September 19, 2024) and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Private-sector forecasters, on average, are projecting that Ontario’s nominal GDP will grow by 3.9 per cent in 2024, 4.0 per cent in 2025, and by 4.5 per cent in both 2026 and 2027. The Ontario Ministry of Finance’s nominal GDP projections are set slightly below the average of private-sector forecasts in each year for prudent planning purposes.

Table 2.4

Private-Sector Forecasts for Ontario Nominal GDP Growth

(Per Cent)

	2024	2025	2026	2027

BMO Capital Markets (September)	3.8	4.3	–	–

Central 1 Credit Union (September)	3.8	3.9	4.2	–

CIBC Capital Markets (September)	3.3	3.7	–	–

The Conference Board of Canada (July)	4.9	4.7	4.8	4.7

Desjardins Group (September)	3.4	3.7	–	–

Laurentian Bank Securities (September)	3.8	3.8	–	–

National Bank of Canada (September)	3.5	3.1	–	–

Quantitative Economic Decisions, Inc. (September)	5.1	4.4	4.2	4.2

Royal Bank of Canada (September)	3.3	3.7	–	–

Scotiabank (September)	4.1	4.0	–	–

Stokes Economics (August)	3.4	5.5	5.3	5.2

TD Bank Group (September)	4.0	3.6	4.2	4.1

University of Toronto (September)	4.3	4.1	4.4	4.2

Private-Sector Survey Average	3.9	4.0	4.5	4.5

Ontario’s Planning Assumption	3.8	3.9	4.4	4.4

Sources: Ontario Ministry of Finance Survey of Forecasters (September 19, 2024) and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

The Ontario Ministry of Finance is projecting that Ontario nominal GDP will rise by 3.8 per cent in 2024, followed by a 3.9 per cent rise in 2025 that reflects lower projected GDP inflation and stronger projected real GDP growth. Nominal GDP growth is projected to rise to 4.4 per cent in both 2026 and 2027, reflecting faster real GDP growth.

Chapter 2: Economic Performance and Outlook

Global Economic Environment

Global economic growth is expected to remain stable in the short run as inflation gradually returns to normal rates in many major economies. The International Monetary Fund (IMF) projects global real GDP growth at 3.2 per cent in 2024 and 3.3 per cent in 2025. According to the IMF, global economic activity is now more aligned with sustainable potential output, as cyclical factors that had led to differences between economies at the start of 2024 ease.

Following growth of 2.9 per cent in 2023, United States real GDP growth is projected to be 2.7 per cent in 2024 and ease to 2.0 per cent in 2025, led by moderating growth in household spending alongside a softer labour market. Euro area real GDP grew slowly in 2023, increasing 0.5 per cent, but is projected to rise by 0.9 per cent in 2024 and by 1.5 per cent in 2025, helped by more supportive monetary policy and strengthening domestic demand. China real GDP growth is projected to slow from 5.2 per cent in 2023 to 5.0 per cent in 2024 and 4.5 per cent in 2025. Growth in China is expected to continue to decelerate over the medium term, due to headwinds from an aging population and slowing productivity growth.

Chapter 2: Economic Performance and Outlook

Most major central banks have begun to ease monetary policy as elevated price inflation has continued to moderate. Several central banks have also started the process of quantitative tightening to reduce the size of their balance sheets, which had expanded sharply to support the economy during the pandemic. The pace of future policy rate reductions remains uncertain due to still-elevated services price inflation.

Chapter 2: Economic Performance and Outlook

International trade is an important driver of Ontario’s economic growth, with exports accounting for about half of Ontario’s total GDP. Since the Canada-U.S. Free Trade Agreement went into force in 1989, and now as a part of the Canada-United States-Mexico Agreement signed in 2018, both Ontario and the United States have benefited from highly integrated supply chains. In 2023, the United States was the destination for over 81 per cent of Ontario’s domestic merchandise exports. Two-way trade between Ontario and the United States totalled over $493 billion in 2023, an increase of over $100 billion or 26 per cent since 2018. This trade has benefited Ontario, as participation in global supply chains is associated with higher productivity and wages.2 Geopolitical and trade policy developments, particularly in the United States, have the potential to impact Ontario’s economy.

[2]	Institute for Research on Public Policy, Redesigning Canadian Trade Policies for New Global Realities (Volume VI) (2016).

Chapter 2: Economic Performance and Outlook

Financial Markets and Other External Factors

CPI inflation in Canada has moderated significantly from recent highs, partly due to monetary policy tightening by the Bank of Canada. Between early 2022 and mid 2023, the Bank implemented the fastest pace of policy rate increases since 1981. The Bank’s policy interest rate peaked at 5.00 per cent between July 2023 and June 2024, well above the 2.25 to 3.25 per cent range that the Bank currently considers as its neutral policy interest rate.3 With Canadian CPI inflation expected to return to the Bank’s 2.0 per cent target in 2025, the Bank lowered its policy interest rate at the June 2024 policy-setting meeting with a 25-basis-point cut, followed by two further 25-basis-point reductions in July and September. The Bank is expected to continue reducing its policy interest rate through next year, which should support economic growth.

[3]	The neutral policy interest rate is the interest rate consistent with the economy producing at its potential capacity when inflation is at the target rate.

Chapter 2: Economic Performance and Outlook

Most private-sector forecasters expect that the Bank of Canada will continue to ease its policy interest rate at the remaining policy-setting meetings in 2024 and further lower the rate in 2025. Accordingly, the Government of Canada three-month treasury bill rate is expected to moderate from 4.8 per cent in 2023 to 4.5 per cent in 2024 and reach 2.6 per cent by 2026 and 2027. The Government of Canada 10-year bond rate is expected to remain at its 2023 rate of 3.3 per cent in 2024. It is then expected to edge down to an average of 3.2 per cent between 2025 and 2027.

Energy prices are expected to remain relatively stable over the projection horizon. West Texas Intermediate (WTI) crude oil prices moderated from US$95 per barrel in 2022 to US$78 per barrel in 2023. The WTI price is expected to average US$77 between 2024 and 2027. The Canadian dollar is expected to depreciate from 74.1 cents US in 2023 to 73.3 cents US in 2024. The dollar is then forecast to appreciate gradually over the projection period, rising to 74.4 cents US in 2025 and averaging 75.5 cents US from 2026 to 2027.

Table 2.5

External Factors

	2023	2024p	2025p	2026p	2027p

World Real GDP Growth (Per Cent)	3.3	3.2	3.3	3.2	3.1

U.S. Real GDP Growth (Per Cent)	2.9	2.7	2.0	2.1	2.0

West Texas Intermediate (WTI) Crude Oil ($US per Barrel)	78	77	76	78	78

Canadian Dollar (Cents US)	74.1	73.3	74.4	75.2	75.9

Three-Month Treasury Bill Rate[1] (Per Cent)	4.8	4.5	3.0	2.6	2.6

10-Year Government Bond Rate[1] (Per Cent)	3.3	3.3	3.1	3.2	3.4

p = Ontario Ministry of Finance planning projection based on external sources as of September 19, 2024.

[1]	Government of Canada interest rates.

Sources: International Monetary Fund World Economic Outlook (July 2024 and April 2024); U.S. Bureau of Economic Analysis; U.S. Energy Information Administration; Bank of Canada; Blue Chip Economic Indicators (October 2024); and Ontario Ministry of Finance Survey of Forecasters (September 19, 2024).

Chapter 2: Economic Performance and Outlook

Details of Ontario’s Economic Outlook

The Ontario Ministry of Finance projects real GDP to rise by 0.9 per cent in 2024, 1.7 per cent in 2025, and 2.3 per cent in both 2026 and 2027. Nominal GDP is projected to grow by 3.8 per cent in 2024 and 3.9 per cent in 2025 before accelerating to 4.4 per cent in both 2026 and 2027.

Table 2.6 Ontario’s Economic Outlook (Per Cent Change)

	2023	2024p	2025p	2026p	2027p

Real Gross Domestic Product	1.4	0.9	1.7	2.3	2.3

Nominal Gross Domestic Product	4.3	3.8	3.9	4.4	4.4

Compensation of Employees	6.9	5.5	4.8	4.4	4.1

Net Operating Surplus — Corporations	(12.8)	(6.2)	4.5	4.5	5.6

Nominal Household Consumption	5.3	5.0	4.2	4.5	4.3

Other Economic Indicators

Employment	2.4	1.4	1.5	1.4	1.2

Job Creation (000s)	183	111	120	114	99

Unemployment Rate (Per Cent)	5.7	6.9	6.9	6.3	6.0

Consumer Price Index	3.8	2.5	2.1	2.0	2.0

Housing Starts (000s)[1]	89.3	81.3	86.5	93.2	95.3

Home Resales	(12.3)	2.0	13.4	5.5	1.2

Home Resale Prices	(6.3)	0.3	4.7	4.0	4.0

Key External Variables

U.S. Real Gross Domestic Product	2.9	2.7	2.0	2.1	2.0

WTI Crude Oil ($US per Barrel)	78	77	76	78	78

Canadian Dollar (Cents US)	74.1	73.3	74.4	75.2	75.9

Three-Month Treasury Bill Rate (Per Cent)[2]	4.8	4.5	3.0	2.6	2.6

10-Year Government Bond Rate (Per Cent)[2]	3.3	3.3	3.1	3.2	3.4

p = Ontario Ministry of Finance planning projection based on external sources as of September 19, 2024.

[1]	Housing starts projection based on private-sector average as of September 19, 2024.
[2]	Government of Canada interest rates.

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (October 2024); U.S. Energy Information Administration; and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Employment

Following employment growth of 2.4 per cent in 2023, slow economic growth is projected to contribute to a moderation in employment growth to 1.4 per cent in 2024, followed by 1.5 per cent in 2025. Employment growth is projected to average 1.3 per cent between 2026 and 2027, with an increase of over 444,000 net new jobs compared to 2023.

Moderating employment growth alongside still-strong gains in population and labour force growth is projected to contribute to a rise in the unemployment rate to 6.9 per cent in 2024 and 2025. Slowing demographic growth and strengthening economic growth are expected to lower the unemployment rate to 6.0 per cent by 2027.

Chapter 2: Economic Performance and Outlook

Compensation and Household Spending

As employment growth slows and wage gains moderate, growth in compensation of employees is projected to ease from 6.9 per cent in 2023 to 5.5 per cent in 2024 and 4.8 per cent in 2025. Compensation of employees is projected to grow 4.3 per cent, on average, annually over 2026 and 2027.

Nominal household spending is projected to rise by 5.0 per cent in 2024, supported by solid compensation growth and strong population gains. Inflation and population growth are projected to slow over the 2025 to 2027 period, impacting nominal household spending growth. Nominal household spending growth is projected to moderate to 4.2 per cent in 2025 and average 4.4 per cent annually over 2026 and 2027.

Chapter 2: Economic Performance and Outlook

Consumer Price Inflation

Monetary policy tightening by the Bank of Canada, as well as the moderating of earlier inflationary shocks to global supply chains and commodity markets, have helped ease CPI inflation towards the Bank’s 2.0 per cent inflation rate target. The Bank expects inflation to sustainably return to its target rate in the second half of 2025.

For planning purposes, the Ontario Ministry of Finance is projecting Ontario CPI inflation to slow from 3.8 per cent in 2023 to 2.5 per cent in 2024 and 2.1 per cent in 2025, before returning to the Bank’s 2.0 per cent inflation rate target in 2026 and 2027.

The future path of CPI inflation is uncertain. Persistently elevated inflation for certain services, including shelter, is an upside risk to inflation. Additionally, risks to global supply chains and commodity markets remain elevated. Private-sector economists have a range of views, with forecasts for 2024 inflation ranging from 2.4 per cent to 2.8 per cent. For 2025, the forecast range of 1.7 per cent to 2.3 per cent is slightly wider. In 2026 and 2027, the range of forecasts is consistent with a successful return to the Bank of Canada’s target rate.

Chapter 2: Economic Performance and Outlook

Housing Market

The Bank of Canada began easing monetary policy in June and by September had reduced the policy interest rate by 75 basis points, helping to lower mortgage rates across Canada. Despite the easing in borrowing costs, Ontario’s housing market performance remains subdued.

Several challenges remain. While mortgage rates have declined modestly due to the Bank of Canada’s policy easing, they remain elevated compared to levels prior to the Bank’s monetary tightening.

Looking ahead, lower mortgage rates and more accommodative mortgage regulations recently announced by the federal government are expected to help housing demand recover. However, challenges around housing affordability are expected to moderate gains in home resale and price growth in the projection period.

Home resales are projected to grow by 2.0 per cent in 2024, 13.4 per cent in 2025, 5.5 per cent in 2026 and 1.2 per cent in 2027. The average home resale price is projected to grow by 0.3 per cent in 2024, 4.7 per cent in 2025 and 4.0 per cent in 2026 and 2027.

Chapter 2: Economic Performance and Outlook

Housing Supply Progress

Ontario has set a goal of building at least 1.5 million homes by 2031 and has assigned the province’s 50 largest and fastest growing municipalities with housing targets to help meet this goal. New homes include a mix of housing types, including additional residential units, student housing, long-term care and retirement homes.

In 2023, the goal was to create 110,000 new homes in Ontario. By year-end, 109,011 new homes were created, or 99 per cent of the target. While progress is being made, homebuilders across the province continue to face a challenging economic environment, including elevated interest rates that impact the pace of new home construction. In 2024, the goal is to create 125,000 new homes in Ontario.

Chapter 2: Economic Performance and Outlook

Risks to the Outlook

Since peaking in 2022, consumer price inflation in major advanced economies has declined significantly, owing to continued tight monetary policy and a normalization in global supply chains. However, services price inflation has remained high, partly due to shelter price inflation, and continues to pose an upside risk to overall inflation. Persistent inflation in the services sector related to strong wage growth without accompanying productivity growth could result in interest rates remaining at higher levels for longer. This could keep borrowing costs elevated and negatively impact Ontario’s economic growth.

Developments related to conflicts in the Middle East and Ukraine could further fuel inflation in the near term by disrupting supply chains and increasing the cost of imported goods. As well, the risk of increased protectionism and potential further tariffs could revive supply bottlenecks and disrupt trade flows with Ontario’s key trading partners. Also, ongoing, elevated U.S. federal deficits and high levels of public debt pose a risk to the U.S. economy, which could have an impact on Ontario.

Following years of record growth in Ontario’s population, changes in federal immigration policy have created elevated uncertainty around the future pace of Ontario’s demographic growth. Changes in population growth could impact both labour force and employment growth.

Finally, stronger productivity growth, such as through investing in new technologies like artificial intelligence, could help support Ontario’s overall economic growth.

Table 2.7 displays current estimates of the impact of sustained changes in key external factors on Ontario’s real GDP planning assumptions, assuming other external factors remain unchanged. The relatively wide range of estimated impacts reflects the uncertainty regarding how the economy could respond to these changes in external conditions.

Table 2.7

Impact of Sustained Changes in Key External Factors

on Real GDP Growth

(Percentage Point Change)

Change in Real GDP Growth

	First Year	Second Year
Canadian Dollar Appreciates by Five Cents US	(0.1) to (0.7)	(0.2) to (0.8)
Crude Oil Prices Increase by $10 US per Barrel	(0.1) to (0.3)	(0.1) to (0.3)
U.S. Real GDP Growth Increases by One Percentage Point	+0.2 to +0.6	+0.3 to +0.7
Canadian Interest Rates Decrease by One Percentage Point	+0.1 to +0.5	+0.2 to +0.6

Source: Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Economic Outlook Scenarios

To provide more transparency about the province’s economic outlook amid the elevated degree of economic uncertainty, the Ontario Ministry of Finance has developed Faster Growth and Slower Growth scenarios that the economy could take over the next few years. These alternative scenarios should not be considered the best case or the worst case, but reasonable possible outcomes in this period of uncertainty.

Table 2.8

Ontario Real GDP Growth Scenarios

(Per Cent)

	2024p	2025p	2026p	2027p

Faster Growth Scenario	1.5	3.3	2.6	2.6

Planning Projection	0.9	1.7	2.3	2.3

Slower Growth Scenario	0.5	0.3	2.2	2.2

p = Ontario Ministry of Finance planning projection based on external sources as of September 19, 2024, and alternative scenarios.

Source: Ontario Ministry of Finance.

Table 2.9

Ontario Nominal GDP Growth Scenarios

(Per Cent)

	2024p	2025p	2026p	2027p

Faster Growth Scenario	4.7	6.3	4.9	4.9

Planning Projection	3.8	3.9	4.4	4.4

Slower Growth Scenario	3.1	1.7	4.1	4.1

p = Ontario Ministry of Finance planning projection based on external sources as of September 19, 2024, and alternative scenarios.

Source: Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

By 2027, the level of real GDP in the Faster Growth scenario is 2.8 per cent higher than in the Planning Projection, while in the Slower Growth scenario, the level of real GDP is 2.0 per cent lower. The nominal GDP scenarios show a wider range of outcomes over the next several years compared to the real GDP scenarios, due largely to near-term uncertainty around GDP inflation. By 2027, the level of nominal GDP in the Faster Growth scenario is 4.2 per cent higher than in the Planning Projection, while in the Slower Growth scenario, the level of nominal GDP is 3.3 per cent lower.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Introduction

The government remains on track to achieve fiscal balance by 2026–27 while making targeted investments to support families, keep costs down and rebuild the economy. The 2024 Ontario Economic Outlook and Fiscal Review is projecting a deficit of $6.6 billion in 2024–25. Over the medium term, the government projects a deficit of $1.5 billion in 2025–26 followed by a surplus of $0.9 billion in 2026–27. This is a significant improvement compared to the 2024 Budget and reflects the government’s commitment to balancing the budget, reducing the deficit and putting Ontario’s finances on a sustainable path.

The recently released Public Accounts of Ontario 2023–2024 demonstrates Ontario’s fiscally responsible approach with a recorded deficit of $0.6 billion in 2023–24. This demonstrates that the province’s fiscal approach can keep taxes low, make the necessary investments for a growing population and improve the province’s financial position.

The net debt-to-GDP ratio is projected to be 37.8 per cent in 2024–25. Ontario’s net debt-to-GDP ratio fell to a 12-year low last year, and Ontario’s plan keeps this ratio below levels seen since 2011–12.

Table 3.1

Fiscal Summary

($ Millions)

	Actual 2023–24	Current Outlook 2024–25	Medium-Term Outlook
			2025–26	2026–27
Revenue	205,936	212,632	220,753	230,730
Expense
Programs	195,207	205,547	206,812	213,328
Interest on Debt	11,376	12,722	13,973	14,507
Total Expense	206,583	218,269	220,785	227,835
Surplus/(Deficit) Before Reserve	(647)	(5,637)	(32)	2,895
Reserve	–	1,000	1,500	2,000
Surplus/(Deficit)	(647)	(6,637)	(1,532)	895
Net Debt as a Per Cent of GDP	37.3%	37.8%	37.9%	37.5%
Net Debt as a Per Cent of Revenue	198.1%	201.8%	202.6%	200.2%
Interest on Debt as a Per Cent of Revenue	5.5%	6.0%	6.3%	6.3%

Notes: Numbers may not add due to rounding. Current and medium-term outlook primarily reflect information available as of September 30, 2024.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Key Changes in 2024–25 Since the 2024 Budget

Ontario’s 2024–25 deficit is projected to be $6.6 billion — an improvement of $3.2 billion from the outlook published in the 2024 Budget. This reflects updated economic and revenue information and higher contingencies to mitigate near-term risks.

Revenues in 2024–25 are projected to be $212.6 billion, $6.9 billion higher than forecast in the 2024 Budget. This increase is largely driven by higher-than-expected taxation revenue. This forecast is based on information available as of September 30, 2024.

Program expense in 2024–25 is projected to be $205.5 billion, $5.0 billion higher than the forecast in the 2024 Budget. This is primarily due to a one-time taxpayer rebate to individuals and families, and a top-up of the Contingency Fund to provide flexibility to protect important public services and quickly address unforeseen expense events that could materialize in the second half of the fiscal year.

Ontario is forecast to pay $12.7 billion in interest costs in 2024–25, about $1.2 billion lower than the forecast in the 2024 Budget.

The net debt-to-GDP ratio is now projected to be 37.8 per cent in 2024–25, 1.4 percentage points lower than the 39.2 per cent forecast in the 2024 Budget. The net debt-to-GDP ratio decreased mainly due to lower than previously projected deficits.

The 2024–25 outlook also maintains a $1.0 billion reserve, unchanged from the 2024 Budget, to protect the fiscal plan against unforeseen adverse changes in Ontario’s revenue and expense forecasts for the remainder of the fiscal year. This is part of the government’s flexible fiscal plan to respond to uncertainty and risks.

Table 3.2

2024–25 In-Year Fiscal Performance

($ Millions)

	2024 Budget	Current Outlook	In-Year Change
Revenue	205,690	212,632	6,942
Expense
Programs	200,583	205,547	4,964
Interest on Debt	13,913	12,722	(1,191)
Total Expense	214,496	218,269	3,773
Surplus/(Deficit) Before Reserve	(8,806)	(5,637)	3,169
Reserve	1,000	1,000	–
Surplus/(Deficit)	(9,806)	(6,637)	3,169

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Revenue Update

The 2024–25 total revenue outlook is $212.6 billion, $6.9 billion higher than projected in the 2024 Budget and the 2024–25 First Quarter Finances. The increase in the revenue forecast since the 2024–25 First Quarter Finances is mainly due to a stronger economic outlook in 2024 and higher taxation revenue from the projected impact of the federal government’s Budget 2024 announcement of the proposed changes to the capital gains inclusion rate.1 Taxation revenue has been partially offset by the proposed six-month extension of the reduction to the Gasoline Tax by 5.7 cents per litre and Fuel Tax by 5.3 cents per litre.

Table 3.3

Key Changes to 2024–25 Revenue Projections

($ Millions)

		2024–25
2024 Budget Total Revenue		205,690

Revenue Changes in the 2024–25 First Quarter Finances		–

Revenue Changes Since the 2024–25 First Quarter Finances
Personal Income Tax	2,829
Corporations Tax	2,963
Sales Tax	1,130
Employer Health Tax	314
Ontario Health Premium	120
Land Transfer Tax	(261)
Gasoline and Fuel Taxes	(309)
All Other Taxes	187

Total Taxation Revenue		6,972
Government of Canada Transfers		60
Government Business Enterprises		(92)
Other Non-Tax Revenue		2

Total Revenue Changes Since the 2024–25 First Quarter Finances		6,942

Total Revenue Changes Since the 2024 Budget		6,942

2024 Ontario Economic Outlook and Fiscal Review Total Revenue Outlook		212,632

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

[1]

The current taxation revenue outlook includes the impact of the federal Budget 2024 announcement to increase the inclusion rate on capital gains realized annually above $250,000 by individuals and on all capital gains realized by corporations and trusts from one-half to two-thirds, effective June 25, 2024. The projected impacts of federal changes to the inclusion rate are expected to total $3.3 billion over the 2024–25 to 2026–27 period.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Key changes in the revenue outlook compared with the 2024 Budget and 2024–25 First Quarter Finances forecast include:

•

Personal Income Tax revenue projections increased by $2,829 million, mainly due to higher-than-expected revenues from the processing of 2023 and prior years’ tax returns and stronger growth in compensation of employees in 2024. Personal Income Tax revenue is also higher due to the impact of the federal government’s proposed changes to the capital gains inclusion rate.

•

Corporations Tax revenue projections increased by $2,963 million, mainly due to higher-than- expected corporate profitability in the first half of 2024. Corporations Tax revenue is also higher due to the impact of the federal government’s proposed changes to the capital gains inclusion rate.

•

Sales Tax revenue projections increased by $1,130 million, mainly due to the expectation of higher official federal Harmonized Sales Tax (HST) entitlements for 2023 as indicated by actual Canada Revenue Agency (CRA) collections to date.

•	Employer Health Tax projection increased by $314 million, mainly reflecting stronger growth in compensation of employees in 2024.

•

Ontario Health Premium projection increased by $120 million, mainly due to higher-than-expected revenues from the processing of 2023 and prior years’ tax returns and stronger growth in compensation of employees in 2024.

•	Land Transfer Tax revenue projections are lower by $261 million, mainly reflecting slower-than-expected housing market activity in 2024.

•

Gasoline Tax and Fuel Tax projections combined decreased by $309 million, mostly due to the proposed six-month extension of the reduction to the Gasoline Tax by 5.7 cents per litre and Fuel Tax by 5.3 cents per litre. See the Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

•

Projections for All Other Taxes combined increased by $187 million, which is mainly due to the new vaping duty from the Coordinated Vaping Products Taxation Agreement with the federal government and higher Electricity Payments-in-Lieu of Taxes that were partly offset by lower Beer, Wine and Spirits Taxes.

•

Government of Canada Transfers projections increased by $60 million, reflecting higher projected federal funding under the Canada Health Transfer and Canada Social Transfer programs due to Ontario’s increasing share of the national population.

Chapter 3: Ontario’s Fiscal Plan and Outlook

•

Net Income from Government Business Enterprises projections decreased by $92 million. This reflects several factors, including net income from the Ontario Lottery and Gaming Corporation, which is projected to be lower, primarily driven by economic impacts on consumer discretionary spending. Additionally, the Liquor Control Board of Ontario (LCBO) net income is projected to decline due to the impact of the strike in July, lower sales projections due to lower alcohol consumption and the transitory impact of the alcohol marketplace modernization. These declines are partly offset by higher projected net income from Ontario Power Generation, largely due to projected Ontario Nuclear Funds’ realized gains.

•	Other Non-Tax Revenues projections combined are higher by $2 million, mainly due to higher Power Supply contract recoveries reflecting higher than forecast electricity generation and rates.

Expense Update

Since the release of the 2024 Budget and 2024–25 First Quarter Finances, changes to program expense primarily relate to a one-time taxpayer rebate to individuals and families, additional funding for health services and a top-up to the Contingency Fund. The 2024–25 total expense outlook is projected to be $218.3 billion, $3.8 billion higher than both the 2024 Budget and the 2024–25 First Quarter Finances. This increase is below the $6.9 billion improvement in revenue projections since the 2024 Budget, which reflects the government’s priority to reduce the deficit.

Table 3.4

Key Changes to 2024–25 Total Expense Projections

($ Millions)

		2024–25
2024 Budget Total Expense		214,496

Total Expense Changes in the 2024–25 First Quarter Finances		–

Program Expense Changes Since the 2024–25 First Quarter Finances:
Taxpayer Rebate	3,000
Health Sector Supports	1,000
Ontario Public Service Compensation Settlement	607
Implementing Ontario’s Alcohol Marketplace Modernization	87
Frankfort Family Reena Residence	8
All Other Changes	93

Total New Allocated Spending	4,794
Top-Up of the Contingency Fund	900
Drawdown of the Contingency Fund	(730)

Total Program Expense Changes Since the 2024–25 First Quarter Finances		4,964
Interest on Debt Change Since the 2024–25 First Quarter Finances		(1,191)

Total Expense Changes Since the 2024–25 First Quarter Finances		3,773

Total Expense Changes Since the 2024 Budget		3,773

2024 Ontario Economic Outlook and Fiscal Review Total Expense Outlook		218,269

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Key investments since the 2024–25 First Quarter Finances include:

•	$3.0 billion for a proposed one-time $200 taxpayer rebate to each eligible adult Ontario tax filer and each eligible child under the age of 18;

•	$1.0 billion to address pressures related to compensation and growing demands in the health sector;

•	$606.8 million for Ontario Public Service compensation costs, including those related to collective agreement outcomes;

•

$86.5 million as part of the audited up to $225 million in payments to The Beer Store for the reimbursement of costs towards supporting a stable transition to a more open and convenient alcohol beverage marketplace;

•

$7.7 million to support the Frankfort Family Reena Residence in constructing new space for employment services, sports programs, meeting rooms and wellness programs, serving people with developmental disabilities and other people in the community; and

•	An increase of $93.4 million, primarily due to industrial supports, infrastructure and other technical changes.

Additionally, the Contingency Fund has been increased by an additional $900 million to support greater flexibility in the fiscal plan to help protect against unforeseen changes and mitigate expense risks.

Interest on Debt expense is projected to be $12.7 billion, about $1.2 billion lower than the forecast in the 2024 Budget and the 2024–25 First Quarter Finances.

Prudence in 2024–25

The Ontario government continues to maintain a responsible and flexible fiscal plan to respond to uncertainty and risks. The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. As a result of higher-than-anticipated revenue levels, the government has chosen to allocate a portion of revenue to contingencies.

The 2024 Budget included a reserve of $1.0 billion in 2024–25, which has been maintained as part of the current fiscal outlook. In addition, the Contingency Fund is maintained to help mitigate expense risks. For 2024–25, after a $0.9 billion top-up in the 2024 Ontario Economic Outlook and Fiscal Review, the Contingency Fund has a projected balance of $1.7 billion.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Medium-Term Fiscal Plan

The government is projecting deficits of $6.6 billion in 2024–25 and $1.5 billion in 2025–26, followed by a surplus of $0.9 billion in 2026–27. This reflects a significant improvement compared to the 2024 Budget and reflects the government’s commitment to balancing the budget, reducing the deficit and putting Ontario’s finances on a sustainable path.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Medium-Term Revenue Outlook

Over the medium term, revenue is forecast to increase from $212.6 billion in 2024–25 to $230.7 billion in 2026–27.

Table 3.5

Summary of Medium-Term Revenue Outlook

($ Billions)

	Actual 2023–24	Current Outlook 2024–25	Medium-Term Outlook
			2025–26	2026–27
Revenue
Personal Income Tax	50.8	54.8	57.2	60.9
Sales Tax	39.9	40.0	41.0	43.4
Corporations Tax	23.1	27.9	27.6	28.8
Ontario Health Premium	5.0	5.1	5.3	5.6
Education Property Tax	5.8	5.8	5.8	5.9
All Other Taxes	17.3	18.1	20.2	21.2
Total Taxation Revenue	141.9	151.7	157.2	165.6
Government of Canada	34.3	36.3	37.6	38.7
Income from Government Business Enterprises	7.4	6.7	7.5	7.5
Other Non-Tax Revenue	22.3	18.0	18.5	18.9
Total Revenue	205.9	212.6	220.8	230.7

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

The taxation revenue outlook reflects the impact of finalized 2023–24 results and updated economic growth outlook since the 2024 Budget. See Chapter 2: Economic Performance and Outlook for more details.

The primary driver of the forecast for Personal Income Tax revenue is the outlook for growth in the compensation of employees. Personal Income Tax includes an estimated $0.9 billion over the 2024–25 to 2026–27 period from the potential impact of the federal government’s proposed changes to the capital gains inclusion rate. Personal Income Tax revenue is projected to grow at an average annual rate of 6.2 per cent between 2023–24 and 2026–27.

The Sales Tax revenue projection is based primarily on the outlook for household consumption spending. Sales Tax revenue is projected to grow at an average annual rate of 2.8 per cent between 2023–24 and 2026–27.

The forecast for Corporations Tax revenue is mainly driven by the outlook for growth in the net operating surplus of corporations. Corporations Tax revenue includes an estimated $2.4 billion over the 2024–25 to 2026–27 period from the potential impact of the federal government’s proposed changes to the capital gains inclusion rate. Corporations Tax revenue is projected to grow at an average annual rate of 7.5 per cent between 2023–24 and 2026–27.

Chapter 3: Ontario’s Fiscal Plan and Outlook

The Ontario Health Premium revenue forecast is based primarily on the outlook for growth in the compensation of employees. Ontario Health Premium revenue is projected to increase at an average annual rate of 3.6 per cent between 2023–24 and 2026–27.

Education Property Tax revenue is based primarily on the outlook for growth in the property assessment base resulting from new construction activities. Revenues are projected to increase at an average annual rate of 0.4 per cent between 2023–24 and 2026–27.

Revenues from All Other Taxes are projected to increase at an average annual rate of 7.0 per cent between 2023–24 and 2026–27. This includes revenues from the Employer Health Tax; Land Transfer Tax; Beer, Wine and Spirits Taxes; and volume-based taxes such as the Gasoline Tax, Fuel Tax and Tobacco Tax.

The forecast for Government of Canada Transfers is based on existing federal–provincial funding agreements and formulas. Federal transfers are projected to increase at an average annual rate of 4.1 per cent from 2023–24 to 2026–27.

The outlook for Income from Government Business Enterprises (GBEs) is based on Ontario Ministry of Finance estimates for Hydro One Ltd. (Hydro One) and projections provided by Ontario Power Generation (OPG), the Ontario Cannabis Store (OCS), the Liquor Control Board of Ontario (LCBO), the Ontario Lottery and Gaming Corporation (OLG) and iGaming Ontario (iGO). Net incomes of GBEs are projected to increase at an average annual rate of 0.2 per cent from 2023–24 to 2026–27.

The forecast for Other Non-Tax Revenue is based on projections provided by government ministries and provincial agencies. The outlook for Other Non-Tax Revenue is projected to decrease at an average annual rate of 5.4 per cent from 2023–24 to 2026–27.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Economic and Fiscal Outlook Scenarios

To illustrate the potential impacts of elevated economic uncertainty, the Ontario Ministry of Finance has developed two plausible alternative scenarios that the economy could take over the next several years. See Chapter 2: Economic Performance and Outlook for more details.

Based on the two alternative nominal GDP economic scenarios, two taxation revenue scenarios were developed. The Faster Growth and Slower Growth scenarios each represent a potential path intended to illustrate a broader range of possible outcomes but should not be considered as the best case or the worst case.

In the Faster Growth scenario, total taxation revenue is $9.9 billion higher in 2026–27 than the Planning Projection, while in the Slower Growth scenario, total taxation revenue is $8.6 billion lower.

Table 3.6

Ontario’s Taxation Revenue Scenarios

($ Billions)

	2024–25p	2025–26p	2026–27p

Faster Growth Scenario	154.1	164.6	175.6

Planning Projection	151.7	157.2	165.6

Slower Growth Scenario	149.5	150.5	157.0

p = Ontario Ministry of Finance planning projection based on external sources and alternative scenarios.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

In the event that the alternative economic scenarios materialize, as opposed to the Planning Projection, Ontario’s fiscal plan would also change as a result.

Under the Faster Growth scenario, the fiscal outlook may improve to a deficit of $4.2 billion in 2024–25 and reach surpluses of $6.2 billion in 2025–26 and $11.4 billion in 2026–27. However, if the Slower Growth scenario takes place instead, the fiscal outlook may deteriorate to deficits of $8.8 billion in 2024–25, $8.4 billion in 2025–26 and $8.3 billion in 2026–27.

In these alternative outlook scenarios, program expenses are assumed to be unchanged compared to the medium-term expense outlook, and only revenue and interest on debt are adjusted.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Medium-Term Expense Outlook

The total expense outlook is projected to grow from $218.3 billion in 2024–25 to $227.8 billion in 2026–27 as the government is continuing to make key investments in health care, education, infrastructure and economic development as part of its plan to build a stronger Ontario and respond to an increased demand on services and infrastructure due to a growing population.

Program expense is projected to increase every year, growing at an average annual rate of 3.0 per cent between 2023–24 and 2026–27.

Table 3.7

Summary of Medium-Term Expense Outlook

($ Billions)

	Actual 2023–24	Current Outlook 2024–25	Medium-Term Outlook
			2025–26	2026–27
Programs
Health Sector	85.5	86.0	88.1	90.0
Education Sector[1]	37.2	37.6	38.8	39.5
Postsecondary Education Sector	13.2	12.2	12.5	13.1
Children, Community and Social Services Sector	19.4	20.0	20.1	20.1
Justice Sector	6.0	6.2	5.7	5.7
Other Programs	33.9	43.6	41.6	45.0
Total Programs	195.2	205.5	206.8	213.3
Interest on Debt	11.4	12.7	14.0	14.5
Total Expense	206.6	218.3	220.8	227.8
[1]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Highlights of changes to the program expense outlook over the medium term include the following:

•	Health Sector expense is projected to increase from $86.0 billion in 2024–25 to $90.0 billion in 2026–27. The growth is primarily due to investments in:

•	Addressing the increasing demand for health services, including funding for hospitals and cancer treatment services to respond to Ontario’s growing and aging population;

•	Enhancing mental health and addictions services through the Roadmap to Wellness: A Plan to Build Ontario’s Mental Health and Addictions System;

•	Improving and transforming the home and community care sector to allow more people to stay at home longer;

•	Supporting health human resources initiatives to optimize the existing workforce and recruit and retain health care providers;

•	Improving quality of care in the long-term care sector; and

•	Supporting commitments consistent with arbitration awards and labour agreements.

Chapter 3: Ontario’s Fiscal Plan and Outlook

•	Education Sector expense is projected to increase from $37.6 billion in 2024–25 to $39.5 billion in 2026–27. Key investments include:

•	The continued implementation of the Canada-wide Early Learning and Child Care Agreement, which reduces average out-of-pocket child care fees for parents across the province;

•

Investments to prepare students for the jobs of tomorrow, including through the back-to-basics learning strategy, which emphasizes reading, writing and science, technology, engineering and mathematics (STEM) education, as well as launching career coaching for students in Grades 9 and 10; and

•	Funding to address growing enrolment across the province and commitments consistent with labour agreements reached.

•	Postsecondary Education Sector expense is projected to increase from $12.2 billion in 2024–25 to $13.1 billion in 2026–27. This is mainly due to:

•

Increased supports to institutions to strengthen postsecondary education in Ontario by implementing a Postsecondary Education Sustainability Fund to help address immediate financial sustainability challenges; and

•	Investments in Health Human Resources initiatives, including the expansion of nursing and medical school seats and the Ontario Learn and Stay Grant, to train and retain more health care workers.

•	Children, Community and Social Services Sector expense is projected to increase from $20.0 billion in 2024–25 to $20.1 billion in 2026–27. This growth is primarily due to investments that:

•

Address increasing operational costs for community organizations that support vulnerable populations, including children in care and those with special needs, people with developmental disabilities, and people who have experienced gender-based violence and human trafficking; and

•	Increase the monthly core allowances for the Ontario Disability Support Program and the maximum monthly amount for the Assistance for Children with Severe Disabilities program.

•	Justice Sector expense is projected to decrease from $6.2 billion in 2024–25 to $5.7 billion in 2026–27. Investments in the sector include:

•	Time-limited funding for modernization initiatives, including the Public Safety Radio Network and the Next Generation 9-1-1 system;

•	Funding to repair, renovate or replace policing facilities in First Nation and Inuit communities through the First Nations and Inuit Policing Facilities Program;

Chapter 3: Ontario’s Fiscal Plan and Outlook

•

Continuing investments in the Justice sector to protect public safety, such as the Guns, Gangs and Violence Reduction Strategy, air support equipment, initiatives to fight auto theft, and the expansion of the Basic Constable Training Program, including the elimination of its tuition fees; and

•	Compensation costs in 2024–25, including costs resulting from collective agreement outcomes.

•	Other Programs expense is projected to increase from $43.6 billion in 2024–25 to $45.0 billion in 2026–27. Examples of changes over this period include:

•	Funding to support the government’s multi-year commitment to provide access to high-speed internet for every community across Ontario by the end of 2025;

•	A proposed one-time taxpayer rebate to each eligible adult Ontario tax filer and each eligible child under the age of 18; and

•

Investments to support housing-enabling infrastructure through the Housing-Enabling Water Systems Fund and Municipal Housing Infrastructure Program. This funding complements investments under the Building Faster Fund.

The total expense outlook includes Interest on Debt expense, which is projected to be $12.7 billion in 2024–25, $14.0 billion in 2025–26 and $14.5 billion in 2026–27.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Prudence Built Into the Medium-Term Outlook

In keeping with sound fiscal practices and the government’s commitment to balancing the budget, Ontario’s revenue outlook is based on prudent economic planning projections, as discussed in Chapter 2: Economic Performance and Outlook.

The government maintains a responsible and flexible fiscal plan to respond to uncertainty and risks. Ontario incorporates prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the province’s revenue and expense, including those resulting from changes in Ontario’s economic performance.

The reserve has been set at $1.0 billion in 2024–25, $1.5 billion in 2025–26 and $2.0 billion 2026–27, unchanged from the levels in the 2024 Budget. In addition, the Contingency Fund is maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised, and which may otherwise adversely affect Ontario’s fiscal performance.

The government will work to preserve the fiscal flexibility necessary to respond to unforeseen events and support a long-term plan that will enhance transparency and accountability, invest in the future of Ontario, and help protect the province against potential economic challenges.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Leadership in the Federation and Standing Up for the People of Ontario

The federation works best when all orders of government work together. Ontario calls on the federal government to eliminate the federal carbon tax, which has increased inflation and made life less affordable for the people of Ontario. With Premier Ford as Chair of the Council of the Federation, the Ontario government continues to work closely with the federal government and other provinces and territories to promote economic growth and prosperity across the federation. Provinces and territories are facing pressures on services and infrastructure due to record population growth and immigration levels. In addition, geopolitical and global economic uncertainty require increased collaboration to protect Canada’s national economic and security interests. Ontario has an opportunity to drive the agenda and ensure that the province’s priorities are reflected.

Effective federal–provincial transfers are key to ensuring sustainable public services. Further collaboration with the federal government is needed to support critical infrastructure. With the end of the first Investing in Canada Infrastructure Program more than 18 months ago, Ontario joins all provinces and territories to continue to call for a new, long-term, predictable infrastructure program with sufficient funds to support the unique needs of each jurisdiction, without complex and onerous conditions. In addition, the provincial government calls on the federal government to accelerate funding commitments for them, including the Canada Housing Infrastructure Fund, to allow investments in shared infrastructure priorities that are driven by historic population growth.

These pressures on infrastructure apply equally to other provincial programs and services. Addressing recent reductions in labour market funding through the Labour Market Transfer Agreements, ensuring long-term funding levels to support Canada-wide Early Learning and Child Care Agreements, and adequate support for asylum seekers are areas where the federal government can take immediate action. The long-term pressures facing health systems continue to be a significant challenge for all provinces and territories. Ontario looks forward to upcoming health agreement reviews to ensure sustainable federal support for health care in the years to come.

The government is working to create a stronger economy by driving economic growth, boosting productivity and making Ontario a prime destination for businesses to invest and grow. Working with the federal government, the provincial government secured major investments across Ontario’s electric vehicle (EV) supply chain and is helping to encourage the construction of new purpose-built rental housing in Ontario by removing the HST on qualifying projects. Ontario requests that the federal government continue to work with the province to ensure an attractive investment climate. This includes developing Ontario’s energy and electrification infrastructure for domestic consumption and for export.

Chapter 3: Ontario’s Fiscal Plan and Outlook

As Ontario continues to secure its position as a global leader of responsibly sourced critical minerals, it is important that the federal government match Ontario’s funding commitments and collaborate on regulatory efficiencies that would enable the development of the Ring of Fire and generate considerable economic benefit to Indigenous and Northern communities.

Canada shares a unique economic relationship with the United States, as its closest trading partner and the largest economy in the world. The prosperity and security of Canadians and Americans are integrated and mutually beneficial. There is no partner better positioned than Ontario to support their friends and allies south of the border. With its abundant supply of critical minerals and as a global leader in the future of nuclear energy, Ontario is uniquely positioned to support the United States’ economic growth and its national security objectives. This is why Ontario continues to call on the federal government to pause the implementation of the Digital Services Tax. Unilaterally implementing this tax is expected to have a negative impact on a mutually beneficial trading relationship. These are risks that Ontario families, businesses and workers cannot afford.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Transparency and Risks

The government is committed to being open and transparent about the state of Ontario’s finances. This principle is reflected in the Fiscal Sustainability, Transparency and Accountability Act, 2019, which stipulates that Ontario’s fiscal policy should be clearly articulated and information about it should be readily available to the public without charge.

While mid-year updates to the government’s finances are informed by the latest information available, key information still to be received over the remainder of the fiscal year may present further upside and downside risks, which could materially affect the fiscal outlook. Revenue could be affected by new information from the Canada Revenue Agency on tax return processing for previous taxation years, changes in the economic outlook and the evolution of private-sector economic forecasts, which the province uses to develop its own revenue projections. Expenses could be impacted by changes in utilization of large demand-driven programs.

To ensure a reasonable and prudent economic forecast, the government’s key economic planning projections are set below the average of private-sector forecasts in each year. For 2024 onwards, the planning assumptions are set 0.1 percentage points below the private-sector average to reflect the elevated degree of uncertainty over the outlook.

While the planning assumptions for economic growth are reasonable and prudent, the Ontario Ministry of Finance has also developed Faster Growth and Slower Growth scenarios to provide greater transparency around Ontario’s economic and fiscal outlook amid heightened economic uncertainty.

The current taxation revenue outlook includes the projected impact of the federal Budget 2024 announcement to increase the inclusion rate on capital gains realized annually above $250,000 by individuals and on all capital gains realized by corporations and trusts from one-half to two-thirds, effective June 25, 2024.

As a matter of transparent fiscal management, financial pressures are monitored throughout the fiscal year by the Ontario Treasury Board Secretariat, with the goal of ensuring that robust and prudent methodologies are used to develop forecasts. Other important risk management tools include closely tracking the pace of implementation of initiatives and proactively identifying emerging program and policy risks. Comprehensive analysis of known pressures informs the fiscal planning processes, including the development of plans to mitigate and manage fiscal pressures, as well as maintaining adequate contingencies as part of the medium-term fiscal projections in respect of the government’s flexible fiscal plan to respond to uncertainty and risks.

Chapter 3: Ontario’s Fiscal Plan and Outlook

In addition to the key demand sensitivities and economic risks to the fiscal plan, there are risks stemming from the government’s contingent liabilities. Whether future events will result in actual liabilities for the province is beyond the direct control of the government. For example, losses could result from legal settlements or a call on loan or funding guarantees. While a Contingency Fund is included in the fiscal plan to help mitigate the expense risks, until there exists certainty around the likelihood and costs of these future events, these risks are not included in the province’s fiscal plan. Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in Ontario’s financial statements. Any significant contingent liabilities related to the 2023–24 fiscal year have been disclosed as part of the Public Accounts of Ontario 2023–2024, released in September.

Agency Oversight

Provincial agencies play a crucial role in delivering essential public services to individuals, families and businesses throughout Ontario. In the 2024 Budget, the government committed to implementing new measures and reporting requirements to enhance agency oversight. For instance, this fall, the government mandated agencies to report on human resource data and align their business plans with government priorities. These changes will ensure that provincial agencies continue to serve the best interests of the people of Ontario while providing value for taxpayers’ money.

Summary of Significant Accounting Policies

To fully comply with Public Sector Accounting Standards, interest and investment income will no longer be subtracted from interest on debt and will be reported separately as a revenue by the 2025 Budget. The impact of this change is fiscally and economically neutral and represents an accounting reporting and presentation change.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Details of Ontario’s Finances

Table 3.8

Total Revenue

($ Millions)

	Actual 2021–22	Actual 2022–23	Actual 2023–24	Current Outlook 2024–25
Taxation Revenue
Personal Income Tax	46,750	44,209	50,773	54,765
Sales Taxes	30,357	36,092	39,864	39,963
Corporations Tax	25,227	27,791	23,140	27,878
Education Property Tax	5,713	5,991	5,810	5,796
Employer Health Tax	7,223	7,797	8,581	9,033
Ontario Health Premium	4,414	4,445	5,008	5,135
Gasoline Tax	2,202	2,103	1,620	1,695
Land Transfer Tax	5,827	4,443	3,538	3,620
Tobacco Tax	927	864	813	758
Fuel Tax	771	571	517	571
Beer, Wine and Spirits Taxes	624	600	593	571
Electricity Payments in Lieu of Taxes	666	674	529	594
Ontario Portion of the Federal Cannabis Excise Duty	215	310	346	366
Other Taxes	759	627	728	916
	131,675	136,518	141,860	151,659
Government of Canada
Canada Health Transfer	16,731	17,525	19,286	20,301
Canada Social Transfer	6,003	6,178	6,407	6,591
Equalization	–	–	421	576
Infrastructure Programs	562	769	609	1,185
Labour Market Programs	1,476	1,181	1,149	904
Social Housing Agreement	305	263	218	174
Other Federal Payments	5,091	4,817	5,621	6,098
Direct Transfers to Broader Public Sector Organizations	439	531	625	482
	30,607	31,264	34,336	36,311
Income from Government Business Enterprises
Liquor Control Board of Ontario	2,543	2,457	2,574	2,165
Ontario Power Generation Inc./Hydro One Ltd.	2,151	850	2,065	1,670
Ontario Lottery and Gaming Corporation	1,561	2,505	2,368	2,437
Ontario Cannabis Store	186	234	244	225
iGaming Ontario	–	87	176	197
	6,441	6,133	7,427	6,694

continued…

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.8 Total Revenue (continued)
($ Millions)

	Actual 2021–22	Actual 2022–23	Actual 2023–24	Current Outlook 2024–25
Other Non-Tax Revenue
Fees, Donations and Other Revenues from Broader Public Sector Organizations	9,688	11,495	13,071	10,239
Vehicle and Driver Registration Fees[1]	33	1,240	1,222	1,181
Miscellaneous Other Non-Tax Revenue	2,628	2,146	3,344	2,000
Other Fees and Licences	1,237	1,446	1,618	1,657
Sales and Rentals	1,046	1,231	1,566	1,546
Reimbursements	1,233	1,031	1,131	1,002
Royalties	468	335	320	295
Power Supply Contract Recoveries	67	48	41	46
Net Reduction of Power Purchase Contracts	5	–	–	–
	16,405	18,972	22,313	17,968

Total Revenue	185,128	192,887	205,936	212,632
[1]	Vehicle and Driver Registration Fees in 2021–22 reflect the elimination and rebate of eligible licence plate renewal fees paid since March 1, 2020.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.9

Total Expense1,2

($ Millions)
Ministry Expense	Actual 2021–22	Actual 2022–23	Actual 2023–24	Current Outlook 2024–25
Agriculture, Food and Rural Affairs (Base)	284	302	337	398.9
Demand-Driven Risk Management and Time-Limited Programs	358	502	601	477.5
COVID-19 Time-Limited Funding[3]	32	30	–	–
Agriculture, Food and Rural Affairs (Total)	674	834	938	876.4
Attorney General (Base)[4]	1,615	1,806	2,084	2,043.9
Statutory Appropriations — Crown Liability and Proceedings Act, 2019	49	79	27	–
Bad Debt Expense	7	30	22	5.3
COVID-19 Time-Limited Funding[3]	145	31	–	–
Attorney General (Total)	1,816	1,946	2,132	2,049.2
Board of Internal Economy (Base)	283	392	299	320.4
COVID-19 Time-Limited Funding[3]	2	0	–	–
Board of Internal Economy (Total)	284	392	299	320.4
Children, Community and Social Services (Base)	16,717	18,003	19,412	19,976.3
COVID-19 Time-Limited Funding[3]	293	48	–	–
Children, Community and Social Services (Total)	17,010	18,051	19,412	19,976.3
Citizenship and Multiculturalism (Base)	33	54	68	72.6
Time-Limited Investments	–	–	14	–
COVID-19 Time-Limited Funding[3]	3	2	–	–
Citizenship and Multiculturalism (Total)	36	56	82	72.6
Colleges and Universities (Base)	9,542	10,716	11,918	10,822.9
Student Financial Assistance	954	1,019	1,316	1,370.3
COVID-19 Time-Limited Funding[3]	117	32	–	–
Colleges and Universities (Total)	10,614	11,766	13,235	12,193.1
Economic Development, Job Creation and Trade (Base)	164	168	208	197.7
Tax Credits for Business Investment and Research and Development[5]	258	299	537	550.9
Tax Credits for Business Investment and Research and Development — Amounts Related to Prior Years	46	22	18	–
Time-Limited Investments	157	540	513	1,938.6
COVID-19 Time-Limited Funding[3]	360	46	–	–
Economic Development, Job Creation and Trade (Total)	985	1,075	1,276	2,687.2
Education (Base)[4]	28,893	33,627	37,158	37,621.3
Teachers’ Pension Plan	1,610	1,661	1,652	1,700.0
COVID-19 Time-Limited Funding[3]	1,060	918	–	–
Education (Total)	31,563	36,206	38,811	39,321.3
Energy (Base)	240	255	318	318.7
Electricity Cost-Relief Programs	6,313	5,844	5,996	7,336.1
COVID-19 Time-Limited Funding[3]	274	2	–	–
Energy (Total)	6,827	6,101	6,315	7,654.8
Environment, Conservation and Parks (Base)	687	732	815	891.2
One-Time Accounting Adjustment for Contaminated Sites	–	–	84	–
COVID-19 Time-Limited Funding[3]	16	17	–	–
Environment, Conservation and Parks (Total)	703	749	899	891.2

continued...

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.9 Total Expense[1,2] (continued)
($ Millions)
Ministry Expense	Actual 2021–22	Actual 2022–23	Actual 2023–24	Current Outlook 2024–25
Executive Offices (Base)	49	56	66	70.9
COVID-19 Time-Limited Funding[3]	2	0	–	–
Executive Offices (Total)	51	56	66	70.9
Finance (Base)	759	802	904	1,128.7
Investment Management Corporation of Ontario[6]	210	245	300	312.7
Ontario Municipal Partnership Fund	502	501	501	513.9
Temporary and Other Local Assistance	21	21	68	29.0
Power Supply Contract Costs	67	48	41	46.2
Time-Limited Investments	–	174	89	3,000.0
COVID-19 Time-Limited Funding[3]	231	0	–	–
Finance (Total)	1,789	1,791	1,904	5,030.4
Francophone Affairs (Base)	7	7	8	8.7
Time-Limited Investments	–	–	–	4.7
COVID-19 Time-Limited Funding[3]	2	1	–	–
Francophone Affairs (Total)	9	8	8	13.4
Health (Base) [4,7]	64,285	67,524	76,369	76,644.4
Adjustment for Extraordinary Costs[8]	–	1,324	1,241	–
Health (Total)	64,285	68,848	77,610	76,644.4
COVID-19 Health Response[9]	6,167	3,331	–	–
Indigenous Affairs (Base)	85	111	128	138.5
One-Time Investments Including Settlements	152	6,273	17	–
COVID-19 Time-Limited Funding[3]	4	1	–	–
Indigenous Affairs (Total)	241	6,384	145	138.5
Infrastructure (Base)	192	171	440	861.7
Federal–Provincial Infrastructure Programs	267	303	401	414.5
High-Speed Internet	75	328	119	1,376.9
Waterfront Toronto Revitalization (Port Lands Flood Protection)	156	25	25	30.2
Municipal Infrastructure Program Investments	399	396	389	752.1
Realty	1,174	1,195	1,298	1,340.8
COVID-19 Time-Limited Funding[3]	10	–	–	–
Infrastructure (Total)	2,272	2,418	2,672	4,776.3
Labour, Immigration, Training and Skills Development (Base)	102	207	253	274.5
Training Tax Credits (Co-operative Education and Apprenticeship Training)[10]	105	86	116	113.9
Demand-Driven Employment and Training Programs	1,016	1,269	1,281	1,268.3
Time-Limited Investments	–	–	13	–
COVID-19 Time-Limited Funding[3]	794	310	–	–
Labour, Immigration, Training and Skills Development (Total)	2,017	1,872	1,663	1,656.7
Long-Term Care (Total)[11]	5,301	6,306	7,848	9,333.3
Mines (Base)	135	147	180	211.6
One-Time Accounting Adjustment for Contaminated Sites	183	86	369	–
Mines (Total)	318	233	549	211.6

continued…

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.9 Total Expense[1,2] (continued)
($ Millions)
Ministry Expense	Actual 2021–22	Actual 2022–23	Actual 2023–24	Current Outlook 2024–25
Municipal Affairs and Housing (Base)	486	565	786	789.2
Time-Limited Investments	351	404	789	1,019.4
Social Housing Agreement — Payments to Service Managers[12]	281	206	194	168.8
COVID-19 Time-Limited Funding[3]	330	390	–	–
Municipal Affairs and Housing (Total)	1,447	1,564	1,770	1,977.4
Natural Resources and Forestry (Base)[4]	605	620	701	716.3
Emergency Forest Firefighting	237	95	203	135.0
One-Time Accounting Adjustment for Contaminated Sites	–	–	210	–
COVID-19 Time-Limited Funding[3]	12	2	–	–
Natural Resources and Forestry (Total)	855	717	1,114	851.2
Northern Development (Base)	605	661	705	763.6
COVID-19 Time-Limited Funding[3]	41	–	–	–
Northern Development (Total)	646	661	705	763.6
Public and Business Service Delivery (Base)	613	973	860	774.7
Adjustment for Extraordinary Costs[8]	–	150	176	–
COVID-19 Time-Limited Funding[3]	141	52	–	–
Public and Business Service Delivery (Total)	754	1,174	1,035	774.7
Seniors and Accessibility (Base)	53	63	63	69.0
Seniors Tax Credits (Home Safety and Care at Home)	30	164	108	119.4
COVID-19 Time-Limited Funding[3]	43	11	–	–
Seniors and Accessibility (Total)	127	238	171	188.3
Solicitor General (Base)[4]	2,981	3,399	3,905	4,136.3
COVID-19 Time-Limited Funding[3]	150	96	–	–
Solicitor General (Total)	3,131	3,496	3,905	4,136.3
Tourism, Culture and Sport (Base)	833	830	867	875.3
Time-Limited Investments	–	–	–	50.0
Ontario Cultural Media Tax Credits	693	833	841	1,034.4
Ontario Cultural Media Tax Credits — Amounts Related to Prior Years	84	51	89	–
COVID-19 Time-Limited Funding[3]	257	200	–	–
Tourism, Culture and Sport (Total)	1,868	1,914	1,797	1,959.7
Transportation (Base)[4]	4,854	5,553	6,339	6,408.7
Federal–Provincial Infrastructure Programs	557	477	418	708.4
Time-Limited Investments	–	–	675	–
COVID-19 Time-Limited Funding[3]	369	609	–	–
Transportation (Total)	5,780	6,639	7,432	7,117.0

continued...

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.9 Total Expense[1,2] (continued)
($ Millions)
Ministry Expense	Actual 2021–22	Actual 2022–23	Actual 2023–24	Current Outlook 2024–25
Treasury Board Secretariat (Base)	315	360	432	961.9
Employee and Pensioner Benefits	2,633	1,178	985	1,223.5
Operating Contingency Fund	–	–	–	1,575.3
Capital Contingency Fund	–	–	–	100.0
COVID-19 Time-Limited Funding[3]	2	0	–	–
Treasury Board Secretariat (Total)	2,950	1,538	1,417	3,860.7
Interest on Debt[13]	12,583	12,391	11,376	12,722.0
Total Expense	183,103	198,755	206,583	218,269.1
[1]

The ministry structures have been retained from the 2024 Budget. The new government structure, reflecting the announcement of the Executive Council on June 11, 2024, will be reflected in the 2025 Budget.

[2]	Ministry expenses have been restated for reclassification and program transfer changes. These changes are fiscally neutral. The actual results are presented on a similar basis for consistency.
[3]	COVID-19 Time-Limited Funding is no longer being reported separately, starting in 2023–24.
[4]	Compensation settlements reported in the 2024 Budget are now included in base spending.
[5]

Includes the estimated cost of tax credit claims for the Regional Opportunities Investment Tax Credit, the Ontario Made Manufacturing Investment Tax Credit (OMMITC), the Ontario Innovation Tax Credit and the Ontario Business-Research Institute Tax Credit. The OMMITC was introduced in the 2023 Budget with costs commencing in 2023–24.

[6]	Based on the requirements of Public Sector Accounting Standards, the province consolidates the financial results of the Investment Management Corporation of Ontario.
[7]	Includes accounting adjustments tied primarily to grants provided for infrastructure projects and other related investments.
[8]	Includes extraordinary costs related to personal protective equipment in 2022–23 and 2023–24.
[9]

For presentation purposes in the 2024 Ontario Economic Outlook and Fiscal Review, Time-Limited COVID-19-related health response spending has been included separately for 2021–22 to 2022–23, instead of within the Ontario Ministry of Health and Ontario Ministry of Long-Term Care.

[10]

The Co-operative Education Tax Credit remains in effect. The Apprenticeship Training Tax Credit is eliminated for eligible apprenticeship programs that commenced on or after November 15, 2017. Amounts from 2021–22 to 2023–24 include tax credit amounts related to prior years; however, a decrease in costs of $18 million for the Apprenticeship Training Tax Credit in 2022–23 was reported separately as revenue.

[11]

The Ontario Ministry of Long-Term Care total includes expenses incurred by Ontario Health for funding for long-term care. These amounts will be consolidated in the total expense of the Ontario Ministry of Health, including $5.3 billion for 2023–24 actuals and $5.2 billion in 2024–25.

[12]	The annual decline is mainly due to declining federal obligations, such as maturing mortgages, under the Social Housing Agreement.
[13]

Interest on debt is net of interest capitalized during construction of tangible capital assets of $321 million in 2021–22, $694 million in 2022–23, $573 million in 2023–24, and $865 million in 2024–25.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.10 Infrastructure Expenditures
($ Millions)

	Total	2024–25 Current Outlook
Sector	Infrastructure Expenditures 2023–24 Actual[1]	Investment in Capital Assets[2,3]	Transfers and Other Infrastructure Expenditures[4]	Total Infrastructure Expenditures
Transportation
Transit	8,184	9,535	1,160	10,695
Provincial Highways	3,026	3,656	222	3,879
Other Transportation, Property and Planning	300	137	81	219
Health
Hospitals	3,522	3,545	37	3,582
Other Health	583	47	255	303
Education	3,288	3,127	223	3,350
Postsecondary Education
Colleges and Other	892	792	87	879
Universities	155	–	130	130
Social	447	26	877	903
Justice	409	860	48	908
Other Sectors[5]	2,788	1,089	3,299	4,388
Total Infrastructure Expenditures	23,594	22,815	6,420	29,235
Less: Other Partner Funding[6]	3,299	2,972	–	2,972
Total[7]	20,295	19,844	6,420	26,264
[1]	Includes adjustments for the net book value of assets disposed during the year, as well as changes in valuation.
[2]	Includes provincial investment in capital assets of $17.7 billion.
[3]	Includes $865 million in interest capitalized during construction.
[4]	Includes transfers to municipalities, universities and non-consolidated agencies.
[5]	Includes high-speed internet infrastructure, government administration, natural resources, and the culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes federal–municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.11 10-Year Review of Selected Financial and Economic Statistics[1]
($ Millions)

	2015–16	2016–17	2017–18
Revenue	136,148	140,734	150,696
Expense
Programs	129,905	131,442	142,464
Interest on Debt[2]	11,589	11,727	11,912
Total Expense	141,494	143,169	154,375
Reserve	–	–	–
Surplus/(Deficit)	(5,346)	(2,435)	(3,679)
Net Debt	306,357	314,077	323,068
Accumulated Deficit	203,014	205,939	208,257
Gross Domestic Product (GDP) at Market Prices	760,435	790,749	824,979
Primary Household Income	512,570	520,486	541,501
Population (000s) — July[3]	13,709	13,877	14,078
Net Debt per Capita (dollars)	22,347	22,634	22,948
Household Income per Capita (dollars)	37,389	37,508	38,463
Net Debt as a Per Cent of Revenue	225.0%	223.2%	214.4%
Interest on Debt as a Per Cent of Revenue	8.5%	8.3%	7.9%
Net Debt as a Per Cent of GDP	40.3%	39.7%	39.2%
Accumulated Deficit as a Per Cent of GDP	26.7%	26.0%	25.2%
[1]

Amounts reflect a change in pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements, in Public Accounts of Ontario 2017–2018. Amounts for net debt and accumulated deficit also reflect this change.

[2]

Interest on debt is net of interest capitalized during construction of tangible capital assets of $321 million in 2021–22, $694 million in 2022–23, $573 million in 2023–24, and $865 million in 2024–25.

[3]	Population figures are for July 1 of the fiscal year indicated (i.e., for 2024–25, the population on July 1, 2024, is shown).

Note: Numbers may not add due to rounding.

Sources: Statistics Canada; Ontario Treasury Board Secretariat; and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

2018–19	2019–20	2020–21	2021–22	2022–23	Actual 2023–24	Current Outlook 2024–25
153,804	156,167	164,970	185,128	192,887	205,936	212,632

148,747	152,265	168,964	170,520	186,364	195,207	205,547
12,385	12,497	12,296	12,583	12,391	11,376	12,722
161,132	164,762	181,260	183,103	198,755	206,583	218,269
–	–	–	–	–	–	1,000
(7,328)	(8,595)	(16,290)	2,025	(5,868)	(647)	(6,637)
337,623	352,382	372,501	382,842	399,806	407,969	429,012
215,770	224,814	238,231	238,160	246,007	244,309	250,946
860,103	893,224	874,354	960,226	1,048,258	1,093,466	1,135,017
567,484	593,065	592,514	642,859	695,228	741,401	786,745
14,327	14,574	14,762	14,842	15,141	15,623	16,124
23,566	24,180	25,234	25,794	26,405	26,113	26,607
39,610	40,695	40,138	43,312	45,916	47,455	48,793
219.5%	225.6%	225.8%	206.8%	207.3%	198.1%	201.8%
8.1%	8.0%	7.5%	6.8%	6.4%	5.5%	6.0%
39.3%	39.5%	42.6%	39.9%	38.1%	37.3%	37.8%
25.1%	25.2%	27.2%	24.8%	23.5%	22.3%	22.1%

Chapter 3: Ontario’s Fiscal Plan and Outlook

Number
590
591
592
593
594
595
596
597
25-Sep
28-Sep
30-Sep
67.82
56.34
10.22
1327.89
22.6
550.67
39.64
65.98
21.35
392.81
2nd
HYP
STO
RCL

Chapter 4

Borrowing and Debt Management

Chapter 4: Borrowing and Debt Management

Introduction

Ontario conducts its borrowing program responsibly and prudently to minimize interest on debt (IOD) costs.

Ontario’s long-term borrowing requirement for 2024–25 is now forecast to be $37.5 billion, unchanged from the 2024–25 First Quarter Finances. The improved deficit position and corresponding decrease in funding requirements allow Ontario to increase cash reserves, enhancing liquidity and flexibility for future years. The short-term borrowing program forecasts remain unchanged from the 2024 Budget. About 84 per cent, or $31.4 billion, of this year’s long-term borrowing requirement has been completed to date.

Ontario’s net debt-to-GDP ratio is now forecast to be 37.8 per cent in 2024–25, compared with the forecast of 39.2 per cent in the 2024 Budget. Ontario’s net debt-to-GDP ratio fell to a 12-year low last year, and Ontario’s plan keeps this ratio below levels seen since 2011–12.

Ontario’s net debt-to-revenue is now forecast to be 202 per cent in 2024–25, compared with the forecast of 214 per cent in the 2024 Budget and would be the lowest since 2010–11 with the exception of last fiscal year.

Ontario is forecast to pay $12.7 billion in interest costs in 2024–25, about $1.2 billion lower than the 2024 Budget forecast, primarily due to lower borrowing costs in 2023–24 that have carried forward. Ontario’s 2024–25 interest on debt-to-revenue is forecast to be 6 per cent, a decrease of 0.8 percentage points from the 2024 Budget forecast of 6.8 per cent. The 6 per cent ratio projected for this fiscal year would be the second lowest since the 1980s, trailing only last year’s 5.5 per cent.

Chapter 4: Borrowing and Debt Management

Borrowing Program

Ontario’s borrowing program is primarily used to refinance maturing debt, make investments in capital assets and fund deficits. Ontario will continue to finance most of its borrowing program in the long-term public markets in Canada and internationally.

Ontario’s long-term borrowing requirement for 2024–25 is now forecast to be $37.5 billion. The improved deficit position and corresponding decrease in funding requirements allow Ontario to increase cash reserves, enhancing liquidity and flexibility for future years.

Table 4.1

2024–25 Borrowing Program and Medium-Term Outlook

($ Billions)
	2024 Budget	In-Year Change	Current Outlook	Medium-Term Outlook
			2024–25	2025–26	2026–27
Deficit/(Surplus)	9.8	(3.2)	6.6	1.5	(0.9)
Investment in Capital Assets	17.7	–	17.7	20.9	20.6
Non-Cash and Cash Timing Adjustments	(11.0)	–	(11.0)	(12.0)	(13.9)
Net Loans and Investments	(0.3)	1.1	0.8	(0.2)	–
Debt Maturities and Redemptions	28.0	–	28.0	33.1	26.9
Total Funding Requirement	44.2	(2.1)	42.2	43.3	32.6
Decrease/(Increase) in Short-Term Borrowing	(5.0)	–	(5.0)	–	–
Increase/(Decrease) in Cash and Cash Equivalents[1]	(1.0)	1.3	0.3	(8.3)	–
Total Long-Term Borrowing	38.2	(0.7)	37.5	35.0	32.6
[1]	Starting in 2024–25, pre-borrowing will be reflected as part of the increase in year-end cash and cash equivalents.

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

As of October 15, 2024, $31.4 billion, or 84 per cent, of this year’s long-term public borrowing has been completed. Investments in capital assets are important in supporting Ontario’s economy and are a large component of the total funding requirements. These critical infrastructure investments ensure Ontario is well-positioned to continue supporting communities, people and businesses while creating a strong foundation for Ontario’s long-term economic growth.

Chapter 4: Borrowing and Debt Management

Over the three-year outlook period, total long-term borrowing is now forecast to be $3.6 billion lower than forecast in the 2024 Budget. In the event that alternative economic scenarios materialize, Ontario’s borrowing requirements in the next three years would also change (see Chapter 3: Ontario’s Fiscal Plan and Outlook for further details, and a description of the resulting alternative medium-term outlook scenarios). Under the Faster Growth scenario, long-term borrowing would decrease by $20.7 billion over the three-year outlook period, while under the Slower Growth scenario, long-term borrowing would increase by $18.3 billion over the same period.

Chapter 4: Borrowing and Debt Management

To date, approximately 80 per cent of 2024–25 long-term borrowing was completed in Canadian dollars, through 24 syndicated issues, and two Green Bonds. The remaining 20 per cent was completed in foreign currencies in U.S. dollars and Australian dollars. Ontario’s target range for domestic borrowing remains unchanged at 75 to 90 per cent of borrowing completed for the 2024–25 fiscal year. This range could be adjusted, if necessary, in response to evolving investor demand in the Canadian dollar and foreign currency debt markets.

Chapter 4: Borrowing and Debt Management

Foreign currency borrowing helps reduce Ontario’s overall borrowing costs by continuing to diversify Ontario’s investor base. This diversification ensures the government will continue to have access to capital, even if domestic market conditions become challenging.

Chapter 4: Borrowing and Debt Management

Sustainable Bond Program

Green Bonds remain a core component of Ontario’s borrowing program and are an important tool to help finance public transit initiatives, extreme weather-resistant infrastructure, as well as energy efficiency and conservation projects. Ontario remains the largest and most frequent issuer of Canadian dollar Green Bonds, with 17 issues totalling $20.25 billion issued since 2014–15, with $18.2 billion outstanding.

In January 2024, the government released the new Ontario Sustainable Bond Framework, replacing its Green Bond Framework from 2014. The new framework will allow for a broader range of potential bond offerings in the future, including emissions-free nuclear power.

Chapter 4: Borrowing and Debt Management

On October 2, 2024, Ontario issued a $1 billion Green Bond. This was the second Green Bond issued in 2024–25, the seventeenth Green Bond overall, and Ontario’s third Green Bond issued under the new Ontario Sustainable Bond Framework. This bond was also the largest 30-year Canadian dollar Green Bond and the first ever 30-year Green Bond by a Canadian province. Four projects were selected to receive funding from the most recent Green Bond:

•	Go Transit Expansion;

•	Hazel McCallion Light Rail Transit;

•	Ontario Line Subway; and

•	Scarborough Subway Extension.

Ontario plans to continue its leadership in the Canadian dollar Green Bond market and, subject to market conditions, will issue multiple Green Bonds each fiscal year.

Chapter 4: Borrowing and Debt Management

Cost of Debt

Central banks globally, including the Bank of Canada and the U.S. Federal Reserve, have begun lowering overnight interest rates. Ontario actively manages financial market risks and adapts interest rate risk management strategies to minimize the impact of changing market conditions on Ontario’s IOD costs. Chart 4.6 shows Ontario’s decision to lock in long-term rates and extend the term of its debt, since the Global Financial Crisis in 2007–08 has left the interest rate on the total debt portfolio low in historical terms, in spite of broader market interest rates rising coming out of the pandemic.

Chapter 4: Borrowing and Debt Management

Ontario’s estimated cost of borrowing for 2024–25 remains at 4 per cent, as long-term rates have remained within the range forecasted in the 2024 Budget. A one percentage point change in interest rates either up or down from the current interest rate forecast is estimated to have a corresponding change in Ontario’s borrowing costs of approximately $700 million in the first full year.

Chart 4.7 shows the average borrowing rates on debt issued in 2023–24 and the forecasts used to estimate the cost of borrowing for 2024–25 and the medium-term outlook. The forecast rates remain unchanged from the 2024 Budget.

Chapter 4: Borrowing and Debt Management

Chart 4.8 shows that over the four-year period from 2023–24 through 2026–27, the cumulative IOD expense is estimated to be $4.1 billion below the 2024 Budget forecast. This is primarily due to lower borrowing costs in 2023–24 as reported in the Public Accounts of Ontario 2023–2024 carrying forward. IOD remains Ontario’s fourth largest expense after health care, education and social services.

Chapter 4: Borrowing and Debt Management

Term of Debt

Ontario has continued to extend the term of its debt, when investor demand allowed, to reduce refinancing risk on maturing debt. This also protects the IOD forecast in the long term against future interest rate increases. Ontario has issued $147 billion of bonds, or almost a third of total debt, with maturities of 30 years or longer since 2010–11. This includes $9.8 billion so far in 2024–25.

The success Ontario has had in extending the term of its debt from the time of the Global Financial Crisis has created flexibility for managing its large borrowing program and debt portfolio. Due to the extension of the term of debt, the impact on IOD in the short term and medium term has been lessened. Ontario will continue to monitor the market and adjust the debt term strategy in response to further changes to interest rates and the yield curve.

Chapter 4: Borrowing and Debt Management

Ensuring Adequate Liquidity Levels

Ontario aims to maintain a level of cash reserves that balances potential holding costs with the need to have adequate funds to meet its financial obligations in a timely manner, as well as to be able to respond promptly to unforeseen market events or economic shocks. With short-term interest rates higher than long-term rates through 2023–24, holding liquid reserves reduced IOD as short-term investments earned more income than Ontario’s cost of borrowing long-term debt.

As shown in Chart 4.10, Ontario’s cash reserves for 2024–25 are projected to be $43.4 billion.

Chapter 4: Borrowing and Debt Management

Progress on the Debt Burden Reduction Strategy

The government remains committed to reducing the debt burden and putting Ontario’s finances back on a more sustainable path. As part of this effort, Ontario has maintained its targets set in the 2023 Budget. Ontario remains committed to achieving these targets over the medium-term outlook. In addition, to increase and improve Ontario’s transparency and accountability, the 2025 Budget will report interest and investment revenue earned separately from interest expense. This change will have no fiscal or economic impact, but is intended to increase transparency by fully complying with Public Sector Accounting Standards.

Table 4.2

Progress on Relevant Debt Sustainability Measures

(Per Cent)

	2024 Budget Target	2024 Budget 2024–25	2024 FES 2024–25

Net Debt-to-GDP	<40.0	39.2	37.8

Net Debt-to-Revenue	<200	214	202

Interest on Debt-to-Revenue	<7.5	6.8	6.0

Note: 2024 FES in the table is defined as the 2024 Ontario Economic Outlook and Fiscal Review.

Source: Ontario Financing Authority.

Chapter 4: Borrowing and Debt Management

Ontario’s 2024–25 net debt-to-GDP ratio is now forecast to be 37.8 per cent, a decrease of 1.4 percentage points from the forecasted 39.2 per cent in the 2024 Budget, which is mainly due to lower than previously projected deficits. This ratio measures the relationship between a government’s obligations and its ability to meet them, indicating the burden of government debt as a share of the economy. Ontario’s net debt-to-GDP is now forecast to be 37.9 per cent in 2025–26 and 37.5 per cent in 2026–27, compared to the 2024 Budget forecasts of 39.5 per cent and 39.1 per cent, respectively.

Chapter 4: Borrowing and Debt Management

The net debt-to-revenue ratio is projected to be 202 per cent in 2024–25, 12 percentage points below the 214 per cent forecast in the 2024 Budget. This ratio is an indicator of how many years it would take to eliminate the debt if the Ontario government were to spend all its annual revenue on debt repayment. Over the medium-term outlook, this ratio is forecast to be 203 per cent in 2025–26 and 200 per cent in 2026–27, lower by 8 percentage points and 9 percentage points, respectively, compared to the forecasts in the 2024 Budget.

Chapter 4: Borrowing and Debt Management

The IOD-to-revenue ratio is forecast to be 6 per cent in 2024–25, 0.8 percentage points lower than the 6.8 per cent forecast in the 2024 Budget. This ratio represents how much Ontario needs to spend on interest for every revenue dollar received. A lower IOD-to-revenue ratio frees up more resources for other priorities.

Ontario continues to show positive progress on the IOD-to-revenue ratio and is forecasting to meet the target and stay below 7.5 per cent over the medium-term outlook. This ratio remains close to the lowest levels it has been at since the 1980s.

To fully comply with the Public Sector Accounting Standards, interest and investment income will no longer be subtracted from IOD and will be reported separately as revenue going forward. The impact of this change is fiscally and economically neutral, and represents an accounting reporting and presentation change. The IOD-to-revenue ratio will continue to be calculated on a net basis after the accounting change is implemented, to remain comparable with the historical data and to continue to provide an appropriate measure of Ontario’s net interest costs from a financial markets perspective.

Annex

Details of Tax Measures and Other Legislative Initiatives

Annex: Details of Tax Measures and Other Legislative Initiatives

Overview

This Annex contains detailed information on certain tax measures and other legislative and regulatory initiatives proposed in this document.

Extending and Enhancing the Time-Limited Tax Relief for the Electricity Distribution Sector

Under the Electricity Act, 1998, municipal electricity utilities (MEUs) are subject to a Transfer Tax of 33 per cent on the fair market value of electricity assets sold to the private sector.

MEUs, as well as Ontario Power Generation Inc. and subsidiaries (collectively, OPG), that are exempt from federal and Ontario income tax must make payments in lieu of taxes (PILs) under the Electricity Act, 1998 to the Ontario Electricity Financial Corporation. PILs are equal to the federal and Ontario income tax an MEU or OPG would pay if it were a taxable corporation. An MEU that ceases to be exempt from federal and Ontario income tax is deemed to dispose of all of its assets at their fair market value, with any additional income arising as a result of the deemed disposition being subject to PILs (PILs deemed disposition rules).

Ontario provided time-limited incentives for transactions related to the sale of electricity assets occurring between January 1, 2016 and December 31, 2018. The Transfer Tax rate was reduced from 33 per cent to 22 per cent for MEUs with 30,000 customers or more, and the rate was reduced from 33 per cent to zero per cent for MEUs with fewer than 30,000 customers. Additionally, any capital gains arising under the PILs deemed disposition rules were exempted from PILs. These incentives were extended twice, most recently in the 2022 Budget, and are set to expire on December 31, 2024.

Through amendments to regulations under the Electricity Act, 1998, Ontario will provide further support for consolidation in the electricity distribution sector by extending the existing incentives until December 31, 2028, with an additional temporary reduction of the Transfer Tax rate from 22 per cent to zero per cent for MEUs with 30,000 customers or more, effective from January 1, 2025 to December 31, 2028. This enhancement will ensure that all MEUs, regardless of their number of customers, will be subject to a Transfer Tax rate of zero per cent for transfers of electricity assets from January 1, 2025 to December 31, 2028. All other parameters of the existing incentives would remain the same.

Annex: Details of Tax Measures and Other Legislative Initiatives

Continuing to Extend the Temporary Gasoline Tax and Fuel Tax Rate Cuts

The Ontario government temporarily cut the gasoline tax rate by 5.7 cents per litre and the fuel (diesel) tax rate by 5.3 cents per litre on July 1, 2022. The gasoline tax and fuel tax rates are currently 9 cents per litre. These tax rate reductions are set to end on December 31, 2024, when the tax rates would return to 14.7 cents per litre for gasoline and 14.3 cents per litre for fuel.

The government is introducing legislation that would amend the Gasoline Tax Act and the Fuel Tax Act to extend the temporary rate cuts so that the rate of tax on gasoline and fuel would remain at 9 cents per litre for an additional six months until June 30, 2025.

Providing a Taxpayer Rebate

The government is proposing a refundable Personal Income Tax credit to provide a one-time taxpayer rebate to Ontario residents that is comprised of two components.

The first component would be a one-time $200 taxpayer rebate made to eligible Ontario tax filers who meet all the following requirements:

•	18 years or older at the end of 2023;

•	Resident in Ontario on December 31, 2023;

•	Filed their 2023 Income Tax and Benefit Returns by December 31, 2024; and

•	Not bankrupt or incarcerated in 2024.

The second component would be a one-time $200 taxpayer rebate made in respect of each child under age 18 for whom the Ontario family receives the Canada Child Benefit (CCB) for 2024. This payment would be made to the person(s) who receives the CCB in respect of the child and is a resident of Ontario.

For circumstances where there exists a shared custody arrangement in respect of a child, payments would be split based on the most recent CCB available.

The one-time taxpayer rebate would provide $3.0 billion in support for about 12.5 million Ontario tax filers and 2.5 million children.

For Ontario families with children who do not receive the CCB for 2024, the government would provide an opportunity for a one-time $200 taxpayer rebate per child through an alternative process.

Annex: Details of Tax Measures and Other Legislative Initiatives

Responding to the Federal Alternative Minimum Tax Increases

The federal government has increased its Alternative Minimum Tax (AMT) rate from 15 per cent to 20.5 per cent, starting with the 2024 tax year.

Ontario’s additional tax for minimum tax purposes (or AMT) rate of 33.67 per cent is based on a ratio of Ontario’s lowest personal income tax rate and the federal government’s previous AMT rate of 15 per cent. This resulted in an effective tax on Ontario’s notional AMT base equal to its lowest personal income tax rate of 5.05 per cent.

To ensure that the effective Ontario AMT rate remains unchanged at 5.05 per cent, Ontario is proposing to lower its AMT rate to 24.63 per cent, starting with the 2024 tax year. The Ontario AMT credit rate would be adjusted to 24.63 per cent to mirror the proposed Ontario AMT rate of 24.63 per cent, starting with the 2025 tax year.

Concluding the Tax Review

Since 2018, the government has made significant tax changes to lower costs for businesses, families and individuals. These actions contribute to a competitive economic environment that attracts investment and creates opportunities for the future, as well as keeps costs down for the people of Ontario.

In 2023, the government began a review of Ontario’s tax system, focusing on ways to support greater productivity, promote fairness, enable greater simplicity and transparency, and to modernize administration. The government sought advice from a range of tax experts, economists and business leaders, who shared their views on the tax system and opportunities to update it.

Relying on the principles underpinning the tax review, the government has introduced tax measures to support businesses, families and individuals, and improve administrative effectiveness and enforcement of the tax system, as well as to clarify legislative requirements and ensure that regulatory flexibility is maintained to preserve policy intent.

Changes include:

•

The adoption of tax measures to support businesses and families, such as the enhanced Ontario Focused Flow-Through Share Tax Credit, the simplified Ontario Computer Animation and Special Effects (OCASE) Tax Credit and the Ontario Harmonized Sales Tax (HST) rebate for purpose-built rental housing.

Annex: Details of Tax Measures and Other Legislative Initiatives

•

The streamlining and simplifying of requirements for taxpayers, including amendments to the Gasoline Tax Act to streamline reporting for interjurisdictional carriers (e.g., long-haul truckers), amendments to the Estate Administration Tax Act, 1998 to provide clear definitions, and proposed changes to the Employer Health Tax Act to provide greater flexibility and clarity to employers.

As it concludes the tax review, the government will continue to review options for future tax measures that support the government’s path to balance, promote productivity and fairness, as well as simplify and modernize the tax system for taxpayers.

Summary of Measures

Table A.1

Summary of Measures

($ Millions)

	2024–25	2025–26	2026–27

Extending and Enhancing the Time-Limited Tax Relief for the Electricity Distribution Sector	–	–	–

Continuing to Extend the Temporary Gasoline Tax and Fuel Tax Rate Cuts	310	315	0

Providing a Taxpayer Rebate	3,000	0	0

Responding to the Federal Alternative Minimum Tax Increases	15	10	10

Total	3,325	325	10

Notes: Numbers reflect the benefit to individuals, families, businesses and other beneficiaries. Positive numbers represent a decrease in government revenue. Total is based on the sum of rounded figures for the purpose of presentation.

“–” = amount cannot be determined.

Source: Ontario Ministry of Finance.

Annex: Details of Tax Measures and Other Legislative Initiatives

Technical Amendments

Amendments are being proposed to various statutes administered by the Ontario Minister of Finance, or other statutes, to improve administrative effectiveness or enforcement, maintain the integrity and equity of Ontario’s tax and revenue collections system, or enhance legislative clarity or regulatory flexibility to preserve policy intent.

Proposed legislative amendments include:

•	Amendments to the Taxation Act, 2007 to clarify the calculation of the Ontario surtax.

•

Amendments to the Taxation Act, 2007 to parallel the Ontario Child Benefit with the federal government’s extension of Canada Child Benefit eligibility in respect of a child for six months following a child’s death.

•	Amendments to the Employer Health Tax Act to clarify how the exemption threshold applies to associated employers.

•	Amendments to the Employer Health Tax Act to align the filing requirements of employers who pay their entire Ontario remuneration in a single month with all other employers.

•	Amendments to the Employer Health Tax Act to allow the minister to make a refund, if due, at any time provided the request is made within 90 days of an assessment.

•	Amendments to the General Anti-Avoidance Rule (GAAR) in the Taxation Act, 2007 to mirror the changes made to the federal GAAR, generally effective January 1, 2024.

•

Amendments to the Taxation Act, 2007 to mirror the expansion of the federal mandatory disclosure rules to provide for disclosure of “notifiable transactions” and “uncertain tax treatments.” The amendments would be effective from June 2023 to align with the federal changes.

•	Amendments to the Municipal Act, 2001 and to the City of Toronto Act, 2006 to support policy, tax administration and enforcement.

Annex: Details of Tax Measures and Other Legislative Initiatives

Other Legislative Initiatives

Additional proposed legislative amendments include:

•	Amendments to the Insurance Act to permit electronic terminations of property and casualty insurance contracts, and accident and sickness insurance contracts, if the insured consents.

•	Amendments to the Insurance Act to clarify requirements for notices sent by prepaid courier and harmonize notice periods for different insurance contracts.

•

Amendments to the Construction Act to implement priority recommendations from a recent independent review to ensure that the Act is working effectively and to address issues raised by the construction industry. The amendments would enhance access to statutory adjudication, mandate the annual release of holdback, and make technical and housekeeping amendments.

•

Amendments to the Ontario Lottery and Gaming Corporation Act, 1999 to facilitate the transfer of responsibility for the Ontario Lottery and Gaming Corporation from the Minister of Finance to the Minister of Tourism, Culture and Gaming.

•	A proposed new Act that would continue iGaming Ontario as a standalone agency.

Consultations on Building Ontario for You

Consultations on Building Ontario for You

The 2024 Ontario Economic Outlook and Fiscal Review outlines the government’s progress on Ontario’s Plan to Build, by taking a fiscally responsible and targeted approach investing in the economy and infrastructure, keeping costs down, and providing immediate relief to individuals and families. To help inform the next phase of the plan as part of the 2025 Budget, the government is actively seeking ideas from workers, families, business owners, organizations and communities on what they want to see addressed in the next budget.

Key issues and priorities that the Minister of Finance will address in the next budget include keeping taxes low, getting critical infrastructure projects built, creating more jobs, keeping costs down and providing better services. The people of Ontario can share their ideas online or by mail directly with Ontario’s Minister of Finance to the address below. In-person consultation sessions, along with other electronic methods to submit ideas, will be launched later in the fall.

Online

Submit your written ideas at
www.ontario.ca/budgetconsultations

By Mail

The Honourable Peter Bethlenfalvy
Minister of Finance
c/o Budget Secretariat
Frost Building North, 3rd Floor
95 Grosvenor Street
Toronto, ON M7A 1Z1

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